    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             HARBINGER CORPORATION
             (Exact name of registrant as specified in its charter)
                             ---------------------

              GEORGIA                                7372                              58-1817306
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                           1055 LENOX PARK BOULEVARD
                             ATLANTA, GEORGIA 30319
                                 (404) 467-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              LOREN B. WIMPFHEIMER
                           DIRECTOR OF LEGAL AFFAIRS
                             HARBINGER CORPORATION
                           1055 LENOX PARK BOULEVARD
                             ATLANTA, GEORGIA 30319
                                 (404) 467-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                 WILLIAM R. SPALDING                                   STEPHAN J. MALLENBAUM
                   KING & SPALDING                                         BRYAN CAVE LLP
                 191 PEACHTREE STREET                                     245 PARK AVENUE
                ATLANTA, GEORGIA 30303                                NEW YORK, NEW YORK 10167
                    (404) 572-4600                                         (212) 692-1800

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of the Merger.

    If any securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]
                                                    ---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]
                            ---------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO          OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED        BE REGISTERED         PER SHARE(1)           PRICE(1)       REGISTRATION FEE(1)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value per
  share...........................      5,335,160              $29.31            $156,373,540           $47,386
----------------------------------------------------------------------------------------------------------------------
Options to purchase Common
  Stock(2)........................       827,136               $29.31            $24,243,356             $7,346
======================================================================================================================

(1) Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of Premenos Common Stock as reported on the Nasdaq National Market on October 27, 1997.
(2) Represents options to purchase Harbinger Common Stock to be issued under the Harbinger 1996 Stock Option Plan in connection with the assumption of options to purchase Premenos Common Stock pursuant to Section 2.3 of the Merger Agreement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS OF SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             HARBINGER CORPORATION

                             CROSS-REFERENCE TABLE

          LOCATION IN JOINT PROXY STATEMENT/PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-4

               ITEM LOCATION IN JOINT PROXY STATEMENT/PROSPECTUS

NUMBER                                                                CAPTION
------                                                                -------
 1.    Forepart of Registration Statement and
         Outside Front Cover Page of Prospectus...  Outside Front Cover of Joint Proxy
                                                      Statement/Prospectus; Facing Page of the
                                                      Registration Statement
 2.    Inside Front and Outside Back Cover Pages
         of Prospectus............................  Available Information; Incorporation of
                                                      Certain Documents by Reference; Table of
                                                      Contents
 3.    Risk Factors, Ratio of Earnings to Fixed
         Charges and Other Information............  Summary
 4.    Terms of the Transaction...................  Summary; The Merger
 5.    Pro Forma Financial Information............  Summary; Pro Forma Combined Financial
                                                      Statements (Unaudited)
 6.    Material Contacts with the Company Being
         Acquired.................................  Summary; The Merger
 7.    Additional Information Required for
         Reoffering by Persons and Parties Deemed
         to be Underwriters.......................  Not Applicable
 8.    Interests of Named Experts and Counsel.....  Summary; The Merger; Legal Matters
 9.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..............................  Not Applicable
10.    Information With Respect to S-3
         Registrants..............................  Summary; Pro Forma Combined Financial
                                                      Statements (Unaudited); The Merger;
                                                      Business of Harbinger
11.    Incorporation of Certain Information by
         Reference................................  Incorporation of Certain Documents by
                                                      Reference
12.    Information With Respect to S-2 or S-3
         Registrants..............................  Not Applicable
13.    Incorporation of Certain Information by
         Reference................................  Not Applicable
14.    Information With Respect to Registrants
         Other Than S-3 or S-2 Registrants........  Not Applicable
15.    Information With Respect to S-3
         Companies................................  Summary; Pro Forma Combined Financial
                                                      Statements (Unaudited); The Merger;
                                                      Business of Premenos Incorporation of
                                                      Certain Documents by Reference
16.    Information With Respect to S-2 or S-3
         Companies................................  Not Applicable
17.    Information With Respect to Companies Other
         Than S-3 or S-2 Companies................  Not Applicable
18.    Information if Proxies, Consents or
         Authorizations are to be Solicited.......  Summary; The Merger; The Harbinger Special
                                                      Meeting; The Premenos Special Meeting;
                                                      Shareholder Proposals; Harbinger
                                                      Executive Compensation; Security
                                                      Ownership of Certain Beneficial Owners
                                                      and Management; Incorporation of Certain
                                                      Documents by Reference
19.    Information if Proxies, Consents or
         Authorizations are not to be Solicited,
         or in an Exchange Offer..................  Not Applicable

                     [LETTERHEAD OF HARBINGER CORPORATION]

                                                                          , 1997

Dear Shareholder:

     You are cordially invited to attend an important Special Meeting of the
shareholders of Harbinger Corporation ("Harbinger") to be held on             ,
1997, at           a.m., local time, at the offices of King & Spalding, 191
Peachtree Street, 50th Floor, Atlanta, Georgia 30303.

     At the Special Meeting, you will be asked to consider and vote upon (i) a proposal to approve the Merger Agreement (the "Merger Agreement") dated as of October 23, 1997 among Harbinger, Premenos Technology Corp. ("Premenos") and Olympic Subsidiary Corporation, a wholly owned subsidiary of Harbinger ("Merger Sub"), which provides for the acquisition of Premenos by Harbinger (the "Merger"), the Merger and the issuance of shares of common stock, par value $.0001 per share, of Harbinger (the "Harbinger Common Stock") in connection therewith (the "Stock Issuance"), and (ii) a proposal to approve and adopt an amendment (the "Amendment") to the Harbinger 1996 Stock Option Plan (the "Stock Plan"). Pursuant to the Merger Agreement, Merger Sub would be merged with and into Premenos. If the Merger is consummated, each outstanding share of common stock, par value $.01 per share, of Premenos ("Premenos Common Stock"), will be converted into the right to receive .45 shares (the "Conversion Ratio") of Harbinger Common Stock, with cash being paid in lieu of fractional shares of Harbinger Common Stock. The accompanying Joint Proxy Statement/Prospectus contains additional information regarding the proposed acquisition of Premenos by Harbinger.

     The Merger Agreement has been unanimously approved and adopted by the Board of Directors of Harbinger. The Merger Agreement, the Merger the Stock Issuance and the Amendment are subject to approval by the holders of Harbinger Common Stock. Approval of the proposals being presented at the Special Meeting requires that a majority of the total votes cast vote in favor of each matter. Harbinger's Board of Directors has received an opinion of its financial advisor, BT Alex. Brown Incorporated to the effect that, as of October 23, 1997, the Conversion Ratio is fair, from a financial point of view, to Harbinger.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED MERGER AND THE AMENDMENT ARE IN THE BEST INTERESTS OF HARBINGER AND ITS SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER THE STOCK ISSUANCE AND THE AMENDMENT AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSALS TO APPROVE THE MERGER AGREEMENT, THE MERGER THE STOCK ISSUANCE AND THE AMENDMENT.

     Details of the background and reasons for the proposed Merger and the Amendment appear in and are explained in the accompanying Joint Proxy Statement/Prospectus. Additional information regarding Premenos and Harbinger also is set forth in the Joint Proxy Statement/Prospectus and incorporated therein by reference to other documents.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                   Sincerely,

                                   David T. Leach
                                   Chief Executive Officer

                             HARBINGER CORPORATION
                           1055 LENOX PARK BOULEVARD
                             ATLANTA, GEORGIA 30319
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 1997
                             ---------------------

     Notice is hereby given that a Special Meeting of Shareholders of Harbinger
Corporation ("Harbinger") will be held on                , 1997, at
a.m., local time, at the offices of King & Spalding, 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303, for the following purposes:

          (1) To consider and vote upon a proposal to approve (a) the Merger Agreement dated as of October 23, 1997 among Harbinger, Premenos Technology Corp. ("Premenos") and Olympic Subsidiary Corporation, a wholly owned subsidiary of Harbinger ("Merger Sub"), pursuant to which Merger Sub would be merged with and into Premenos (the "Merger") (b) the Merger and (c) the issuance (the "Stock Issuance") of shares of common stock, par value $.0001 per share, of Harbinger ("Harbinger Common Stock") pursuant to the Merger. The terms of the Merger are described in the accompanying Joint Proxy Statement/Prospectus.

          (2) To consider and vote upon a proposal to amend Harbinger's 1996 Stock Option Plan (the "Stock Plan") to increase the number of shares of Harbinger Common Stock reserved for issuance thereunder from 4,125,000 to 5,125,000 shares.

          (3) To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on November 17, 1997 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting and any adjournment thereof. A list of shareholders entitled to vote at the Special Meeting will be available at the Special Meeting for examination by any shareholder, his agent or his attorney.

     Your attention is directed to the Joint Proxy Statement/Prospectus submitted with this Notice.

                                          By Order of the Board of Directors

                                          Joel G. Katz
                                          Chief Financial Officer and Secretary

Atlanta, Georgia
               , 1997

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                   [LETTERHEAD OF PREMENOS TECHNOLOGY CORP.]

                                                                          , 1997

Dear Stockholder:

     You are cordially invited to attend an important Special Meeting of the stockholders of Premenos Technology Corp. ("Premenos") to be held on
  , 1997, at      a.m., local time, at the Hilton Hotel, located at 1970 Diamond
Boulevard, Concord, California 94520.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve (i) the Merger Agreement dated as of October 23, 1997 (the "Merger Agreement") among Premenos, Harbinger Corporation ("Harbinger"), and Olympic Subsidiary Corporation, a wholly owned subsidiary of Harbinger ("Merger Sub"), which provides for the merger of Merger Sub with and into Premenos (the "Merger") and (ii) the Merger. If the Merger is consummated, each outstanding share of common stock, par value $.01 per share, of Premenos ("Premenos Common Stock") will be converted into the right to receive .45 shares of common stock, par value $.0001 per share, of Harbinger (the "Harbinger Common Stock"), with cash being paid in lieu of fractional shares of Harbinger Common Stock. The accompanying Joint Proxy Statement/Prospectus contains additional information regarding the proposed acquisition of Premenos by Harbinger.

     The Merger Agreement has been unanimously approved by the Board of Directors of Premenos and the Merger and the Merger Agreement are subject to approval by the holders of a majority of the outstanding shares of Premenos Common Stock. The Board of Directors of Premenos has received an opinion of its financial advisor, Hambrecht & Quist LLC, to the effect that, as of October 23, 1997, the consideration to be received by stockholders of Premenos in the Merger is fair, from a financial point of view, to the stockholders of Premenos.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF PREMENOS AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

     Details of the background and reasons for the proposed Merger appear in and are explained in the accompanying Joint Proxy Statement/Prospectus. Additional information regarding Premenos and Harbinger also is set forth in the Joint Proxy Statement/Prospectus and incorporated therein by reference to other documents.

     It is important that your shares be represented at the Special Meeting either in person or by proxy. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Lew Jenkins
                                          Chairman of the Board of Directors

                           PREMENOS TECHNOLOGY CORP.
                              1000 BURNETT AVENUE
                           CONCORD, CALIFORNIA 94520
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON             , 1997

                             ---------------------

     Notice is hereby given that a Special Meeting of Stockholders of Premenos
Technology Corp. ("Premenos") will be held on             , 1997, at      a.m.,
local time, at the Hilton Hotel, located at 1970 Diamond Boulevard, Concord, California 94520, for the following purposes:

          (1) To consider and vote upon a proposal to approve (i) the Merger Agreement dated as of October 23, 1997 among Premenos, Harbinger Corporation ("Harbinger") and Olympic Subsidiary Corporation, a wholly owned subsidiary of Harbinger ("Merger Sub"), pursuant to which (x) Merger Sub would be merged with and into Premenos (the "Merger") and (y) each outstanding share of common stock, par value $.01 per share, of Premenos would be converted into the right to receive .45 of a share of common stock, par value $.0001 per share, of Harbinger, with cash being paid in lieu of fractional shares, and (ii) the Merger. The terms of the Merger are described in the accompanying Joint Proxy Statement/Prospectus.

          (2) To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on November 17, 1997 as the record date for the determination of stockholders entitled to receive notice of and to vote at the Special Meeting and at any adjournment thereof.
From             , 1997 until the Special Meeting, a list of stockholders
entitled to vote at the Special Meeting will be available at the offices of Premenos for examination during normal business hours by any stockholder, his agent or his attorney.

     Your attention is directed to the Joint Proxy Statement/Prospectus submitted with this Notice.

                                          By Order of the Board of Directors

                                          David Hildes
                                          Secretary

Concord, California
            , 1997

     PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                             JOINT PROXY STATEMENT

HARBINGER CORPORATION                                  PREMENOS TECHNOLOGY CORP.
SPECIAL MEETING TO BE HELD                            SPECIAL MEETING TO BE HELD
ON             , 1997                                      ON             , 1997

                                   PROSPECTUS

                             HARBINGER CORPORATION
                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                             ---------------------

     This Joint Proxy Statement/Prospectus is being furnished to shareholders (the "Harbinger Shareholders") of Harbinger Corporation, a Georgia corporation ("Harbinger"), and stockholders (the "Premenos Stockholders") of Premenos Technology Corp., a Delaware corporation ("Premenos"), in connection with the solicitation of proxies by the Board of Directors of Harbinger (the "Harbinger Board") for use at the Special Meeting of Harbinger Shareholders (including any adjournments or postponements thereof) (the "Harbinger Special Meeting") and by the Board of Directors of Premenos (the "Premenos Board") for use at the Special Meeting of Premenos Stockholders (including any adjournments or postponements thereof) (the "Premenos Special Meeting" and, together with the Harbinger
Special Meeting, the "Special Meetings"), each to be held on           , 1997 at
the time and place set forth in the accompanying notices.

     The purpose of the Special Meetings is to consider and vote upon proposals to approve the Merger Agreement, dated as of October 23, 1997 (the "Merger Agreement"), by and among Harbinger, Olympic Subsidiary Corporation ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Harbinger, and Premenos and the merger (the "Merger") of Merger Sub with and into Premenos. The Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Annex A. Upon consummation of the Merger (the "Effective Time"), each share of common stock, par value $.01 per share, of Premenos (the "Premenos Common Stock") will be converted into the right to receive .45 (the "Conversion Ratio") of a share of common stock, par value $.0001 per share, of Harbinger (the "Harbinger Common Stock"), with cash being paid in lieu of fractional shares of Harbinger Common Stock. The Conversion Ratio is fixed and will not increase or decrease by reason of fluctuations in the market price of Harbinger Common Stock or Premenos Common Stock.

     At the Harbinger Special Meeting and in connection with the Merger, Harbinger Shareholders will also be asked to consider and vote upon a proposal to approve and adopt an amendment (the "Amendment") to the Harbinger 1996 Stock Option Plan (the "Stock Plan") to increase the number of shares of Harbinger Common Stock reserved for issuance thereunder from 4,125,000 to 5,125,000 shares. Approval of the Amendment by Harbinger Shareholders is a condition of the obligations of the parties to the Merger Agreement.

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Harbinger relating to the issuance of shares of Harbinger Common Stock to Premenos Stockholders pursuant to the terms of the Merger Agreement. Harbinger has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of Harbinger Common Stock and Harbinger stock options to be issued in connection with the Merger.

     This Joint Proxy Statement/Prospectus and the accompanying proxy cards are first being mailed to Harbinger Shareholders and Premenos Stockholders on or
about             , 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE OFFER OF HARBINGER COMMON STOCK OR HARBINGER STOCK OPTIONS TO BE ISSUED IN CONNECTION WITH THE MERGER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HARBINGER, PREMENOS OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE HARBINGER COMMON STOCK OR HARBINGER STOCK OPTIONS IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SUCH HARBINGER COMMON STOCK OR HARBINGER STOCK OPTIONS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     FOR CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE MERGER
AGREEMENT AND THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE          .

THE SHARES OF HARBINGER COMMON STOCK AND HARBINGER STOCK OPTIONS TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

    THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS             , 1997.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus contains statements which constitute "forward-looking statements" within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" contained or incorporated by reference in this Joint Proxy Statement/Prospectus include the intent, belief or current expectations of Harbinger and Premenos and members of their senior management teams with respect to future operating results of Harbinger and Premenos, certain synergies expected to be realized in connection with the Merger, certain charges expected to be incurred in future periods, the integration of acquired businesses, possible fluctuations in operating results and the ability to manage the growth of Harbinger as well as the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this Joint Proxy Statement/Prospectus include, but are not limited to, difficulties encountered in the integration of recently acquired businesses and adverse developments with respect to the combined company's domestic or foreign operations. Additional factors that would cause actual results to differ materially from those contemplated within this Joint Proxy Statement/Prospectus also can be found under the caption "Risk Factors" herein and in the reports filed with the Commission by Harbinger and Premenos, including the reports filed on Form 10-K for the year ended December 31, 1996.

                             AVAILABLE INFORMATION

     Both Harbinger and Premenos are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed with the Commission by Harbinger and Premenos can be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

     Harbinger has filed with the Commission the Registration Statement under the Securities Act. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information relating to Harbinger and the shares of Harbinger Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Shares of Harbinger Common Stock and Premenos Common Stock are listed on the Nasdaq National Market and the reports, proxy statements and other information filed by both Harbinger and Premenos also can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), at 1735 K Street, N.W., Washington, D.C. 20006. Upon completion of the Merger, application (on Form 15) to the Commission promptly will be made to deregister the Premenos Common Stock under the Exchange Act. As a result of such deregistration, Premenos no longer will be obligated to file periodic reports with the Commission.

     All information contained in this Joint Proxy Statement/Prospectus with respect to Harbinger and its subsidiaries has been supplied by Harbinger, and all information with respect to Premenos and its subsidiaries has been supplied by Premenos.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by Harbinger are incorporated by reference into this Joint Proxy Statement/Prospectus:

          (i) Harbinger's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997 (the "Harbinger 1996 Annual Report");

          (ii) Harbinger's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, filed with the Commission on May 13, 1997, August 12, 1997, and October 29, 1997, respectively;

          (iii) Harbinger's Current Reports on Form 8-K filed with the Commission on April 18, 1996 (as amended by Form 8-K/A filed with the Commission on June 17, 1996); on May 2, 1996 (as amended by Form 8-K/A filed with the Commission on June 17, 1996); on May 2, 1996 (as amended by Form 8-K/A filed with the Commission on July 1, 1996); on May 3, 1996 (as amended by Form 8-K/A filed with the Commission on July 2, 1996); on January 15, 1997 (as amended by Form 8-K/A filed with the Commission on March 14, 1997); on January 16, 1997 (as amended by Form 8-K/A filed with the Commission on March 18, 1997); on April 28, 1997; on July 1, 1997; on July 16, 1997; on September 2, 1997 (as amended by Form 8-K/A filed with the Commission on October 29, 1997); and on October 29, 1997; and

          (iv) The description of the Harbinger Common Stock included in Harbinger's Registration Statement on Form 8-A filed with the Commission on June 22, 1995 (as amended by Form 8-A/A filed with the Commission on August 21, 1995).

     The following documents previously filed with the Commission by Premenos are incorporated by reference into this Joint Proxy Statement/Prospectus:

          (i) Premenos' Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 27, 1997 (the "Premenos 1996 Annual Report");

          (ii) Premenos' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, filed with the Commission on May 15, 1997, August 14, 1997, and October 29, 1997, respectively; and

          (iii) The description of the Premenos Common Stock included in Premenos' Registration Statement on Form 8-A filed with the Commission on August 1, 1995 (as amended by Form 8-A/A filed with the Commission on September 18, 1995).

     All documents filed by Harbinger or Premenos pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained in this Joint Proxy Statement/Prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Joint Proxy Statement/Prospectus except as so modified or superseded.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM, IN THE CASE OF HARBINGER, JOEL G. KATZ, SECRETARY, HARBINGER CORPORATION, 1055 LENOX PARK BOULEVARD, ATLANTA, GEORGIA 30319; TELEPHONE NUMBER (404) 467-3000 AND, IN THE CASE OF PREMENOS, H. WARD WOLFF, SENIOR VICE PRESIDENT OF FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER, PREMENOS TECHNOLOGY CORP., 1000 BURNETT AVENUE, CONCORD, CALIFORNIA 94520; TELEPHONE NUMBER (510) 688-2700. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY
            , 1997.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Special Note Regarding Forward-Looking Statements...........    i
Available Information.......................................    i
Incorporation of Certain Documents by Reference.............   ii
Summary.....................................................    1
  The Parties...............................................    1
  The Harbinger Special Meeting.............................    2
  The Premenos Special Meeting..............................    3
  The Merger................................................    4
  Amendment of 1996 Stock Option Plan.......................   12
  Recent Developments.......................................   12
Markets and Market Prices...................................   13
Comparative Per Share Information...........................   14
Summary Historical and Pro Forma Financial Data.............   16
Risk Factors................................................   21
The Harbinger Special Meeting...............................   29
The Premenos Special Meeting................................   30
The Merger..................................................   31
  Background and Reasons for the Merger.....................   31
  Terms of the Merger Agreement.............................   37
  Effective Time of the Merger..............................   40
  Opinion of Harbinger's Financial Advisor..................   40
  Opinion of Premenos' Financial Advisor....................   45
  Interests of Certain Persons in the Merger................   49
  Certain Agreements in Connection with the Merger..........   50
  Accounting Treatment......................................   52
  Certain Federal Income Tax Consequences...................   52
  Resale of Harbinger Common Stock..........................   53
  Dissenters' Rights........................................   53
Comparative Rights of Shareholders..........................   54
Business of Harbinger.......................................   60
  General...................................................   60
  Recent Acquisitions.......................................   60
Business of Premenos........................................   62
  Product Overview..........................................   62
  Recent Acquisitions.......................................   62
Pro Forma Combined Financial Statements (Unaudited).........   63
Amendment to 1996 Stock Option Plan.........................   70
Premenos 1995 Incentive Program.............................   71
Harbinger Executive Compensation............................   73
Security Ownership of Certain Beneficial Owners and
  Management................................................   77
Experts.....................................................   78
Legal Matters...............................................   79
Shareholder Proposals.......................................   79
Annex A: Merger Agreement
Annex B: Amendment to 1996 Stock Option Plan
Annex C: Fairness Opinion of BT Alex. Brown Incorporated
Annex D: Fairness Opinion of Hambrecht & Quist LLC

                                    SUMMARY

     The following summary is not intended to be a complete description of all material facts regarding Harbinger and Premenos and the matters considered at the Special Meetings and is qualified in all respects by the information appearing elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus, the annexes hereto and the documents referred to herein. Except as otherwise noted, all information contained in this Joint Proxy Statement/Prospectus reflects a 3-for-2 stock split paid in the form of a stock dividend to Harbinger Shareholders of record on January 17, 1997.

                                  THE PARTIES

HARBINGER

     Harbinger is a leading worldwide provider of electronic commerce products and services to businesses and offers comprehensive, customizable, standards-based electronic commerce solutions. Harbinger develops, markets and supports software products and provides computer communications network and consulting services which enable businesses to engage in electronic commerce. These electronic commerce solutions are provided over the Harbinger value-added network ("VAN") or Harbinger's Internet Value-Added Server ("IVAS"), or directly over standard telephone lines, the Internet, or private internal computer networks known as Intranets. Harbinger offers software products that operate on multiple computer platforms, secure and reliable computer networks to facilitate the transmission of business information and transactions, and value-added products and services to enable businesses of all sizes to maximize the number and value of their electronic trading relationships ("mass deployment services"). Harbinger's products and services facilitate electronic commerce and electronic data interchange ("EDI") by businesses and financial institutions by providing the ability to electronically transmit and receive routine business information and documents in a standard format. The Harbinger VAN and IVAS serve as electronic communications links for computer systems by receiving, storing and forwarding electronically transmitted business documents and data for re-transmission in a form that can be received and interpreted by the computer of another commercial business. The method of document exchange is user configurable by trading partner and by document type (such as purchase order, invoice, quote and similar business documents). Both the Harbinger VAN and IVAS provide encryption and other document management and security methods to allow documents to be exchanged securely and reliably. Harbinger facilitates the electronic link to its computer communications network through its electronic commerce software packages for use in a broad range of computing environments, including DOS, Windows (3.x, 95 and NT), UNIX, IBM AS/400 midrange and IBM MVS mainframe platforms. Harbinger also provides professional services to assist businesses in the installation and customization, operation and maintenance of their electronic trading relationships.

     Harbinger is incorporated under the laws of the State of Georgia. Harbinger Common Stock is traded on the Nasdaq National Market under the symbol "HRBC." Unless the context otherwise requires, references to Harbinger include Harbinger Corporation and its subsidiaries. Harbinger's principal executive offices are located at 1055 Lenox Park Boulevard, Atlanta, Georgia 30319, and its telephone number is (404) 467-3000.

PREMENOS

     Premenos develops, markets and supports a broad range of electronic commerce software products and services that enable businesses to engage in secure and reliable business-to-business electronic transactions and communications. Premenos is a leading provider of EDI translation software for use on a broad range of computing platforms, including PC, Windows NT, UNIX and AS/400. Premenos is a market leader for EDI software in the mid-range computer market. Premenos also offers its Templar suite of products and services which enable businesses to engage in secure and verifiable electronic commerce transactions over the Internet and other TCP/IP networks. By using Premenos' software and services, businesses are able to transfer electronic information over proprietary networks such as VANs or the Internet and other TCP/IP networks. Premenos' products and services are designed to provide for the timely, accurate, cost-effective and secure electronic exchange of information between a business and its trading partners, including suppliers, customers and financial institutions.

     Premenos is incorporated under the laws of the State of Delaware. Premenos Common Stock is traded on the Nasdaq National Market under the symbol "PRMO." Unless the context otherwise requires, references to Premenos include Premenos Technology Corp. and its subsidiaries. Premenos' principal executive offices are located at 1000 Burnett Avenue, Concord, California 94520, and its telephone number is (510) 688-2700.

                         THE HARBINGER SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The Harbinger Special Meeting will be held on             , 1997 at
          a.m. local time, at the offices of King & Spalding, 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303. At the Harbinger Special Meeting, holders of Harbinger Common Stock will be asked to consider and vote upon proposals to (i) approve the Merger Agreement, the Merger and the Stock Issuance and (ii) approve and adopt the Amendment. A copy of the Merger Agreement and the Amendment are attached hereto as Annex A and Annex B, respectively, and are incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of Harbinger Common Stock at the close of business on November 17, 1997 (the "Harbinger Record Date") are entitled to notice of and to vote at the Harbinger Special Meeting and any adjournment or
postponement thereof. As of such date, there were                shares of
Harbinger Common Stock issued and outstanding held by approximately holders of record. Holders of record of Harbinger Common Stock on the Harbinger Record Date are entitled to one vote per share on any matter that may properly come before the Harbinger Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of Harbinger Common Stock issued and outstanding as of the Harbinger Record Date and entitled to vote at the Harbinger Special Meeting will constitute a quorum at the Harbinger Special Meeting or any adjournment thereof. The affirmative vote of a majority of the total votes cast by holders of shares of Harbinger Common Stock present (in person or by proxy) and entitled to vote at the Harbinger Special Meeting is necessary to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment. As of the Harbinger Record Date, the executive officers and directors of Harbinger and their affiliates
beneficially owned an aggregate of                shares of Harbinger Common
Stock (not including           shares of Harbinger Common Stock issuable upon
the exercise of Harbinger options held by such persons), or approximately      %
of the shares of Harbinger Common Stock then outstanding. Each of the executive officers and directors of Harbinger has advised Harbinger that he intends to vote his shares of Harbinger Common Stock in favor of each of the proposals to approve the Merger Agreement, the Stock Issuance and the Amendment.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the Harbinger Special Meeting is enclosed with the copies of this Joint Proxy Statement/Prospectus being sent to Harbinger Shareholders. All shares of Harbinger Common Stock held of record as of the Harbinger Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR each of the proposals to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment and, in the discretion of the proxy holder, as to any other matter which may properly come before the Harbinger Special Meeting.

     The Harbinger Board is unaware of any matters to be presented for action at the Harbinger Special Meeting other than the proposals to approve the Merger Agreement, the Merger, the Stock Issuance and the

Amendment, but if other matters do come properly before the Harbinger Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Harbinger Secretary or by submitting a proxy having a later date or by such person appearing at the Harbinger Special Meeting and electing to vote in person.

                          THE PREMENOS SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The Premenos Special Meeting will be held on             , 1997 at
          a.m. local time, at the Hilton Hotel, located at 1970 Diamond Boulevard, Concord, California 94520. At the Premenos Special Meeting, holders of Premenos Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement and the Merger. A copy of the Merger Agreement is attached hereto as Annex A and is incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of Premenos Common Stock at the close of business on November 17, 1997 (the "Premenos Record Date") are entitled to notice of and to vote at the Premenos Special Meeting. As of such date, there were shares of Premenos Common Stock issued and outstanding held by
approximately                holders of record. Holders of record of Premenos
Common Stock on the Premenos Record Date are entitled to one vote per share on any matter that may properly come before the Premenos Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of Premenos Common Stock issued and outstanding as of the Premenos Record Date and entitled to vote at the Premenos Special Meeting will constitute a quorum at the Premenos Special Meeting or any adjournment thereof. The affirmative vote of the holders of a majority of the shares of Premenos Common Stock outstanding and entitled to vote at the Premenos Special Meeting is necessary to approve the Merger and the Merger Agreement. Accordingly, a failure to vote or an abstention will have the same effect as a negative vote. As of the Premenos Record Date, the executive officers and directors of Premenos and their
affiliates beneficially owned an aggregate of                shares of Premenos
Common Stock (not including      shares of Premenos Common Stock issuable upon
the exercise of options held by such persons), or approximately      % of the
shares of Premenos Common Stock then outstanding. Lew Jenkins, Chairman of Premenos, and David Hildes, Vice Chairman and Secretary of Premenos, who as of
the Premenos Record Date owned in the aggregate approximately      % of the
outstanding Premenos Common Stock, have entered into Irrevocable Proxy Agreements with Harbinger (the "Proxy Agreements") pursuant to which they have granted to Harbinger an irrevocable proxy to vote the shares of Premenos Common Stock held by them in favor of the Merger and the Merger Agreement at the Premenos Special Meeting. Each of the executive officers and directors of Premenos has advised Premenos that he intends to vote his shares of Premenos Common Stock to approve the Merger and the Merger Agreement.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the Premenos Special Meeting is enclosed with the copies of this Joint Proxy Statement/Prospectus being sent to Premenos Stockholders. All shares of Premenos Common Stock held of record as of the Premenos Record Date and represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR approval of the Merger and the Merger Agreement and, in the discretion of the proxy holder, as to any other matter which may properly come before the Premenos Special Meeting.

     The Premenos Board is unaware of any matters to be presented for action at the Premenos Special Meeting other than the proposal to approve the Merger and the Merger Agreement, but if other matters do come properly before the Premenos Special Meeting it is intended that shares of Premenos Common Stock represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment. Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Premenos Secretary or by submitting a proxy having a later date or by such person appearing at the Premenos Special Meeting and electing to vote in person.

                                   THE MERGER

BACKGROUND OF THE MERGER

     In June 1996, Harbinger and Premenos began discussions regarding a possible business combination. These preliminary discussions did not result in an agreement between the parties and were terminated. Although there were contacts between Harbinger and Premenos between June 1996 and January 1997, there were no substantive discussions and no agreement was reached regarding a business combination. Substantive discussions regarding a business combination were renewed in September 1997. A definitive Merger Agreement was negotiated in October 1997 and executed on October 23, 1997. Prior to June 1996, there had been no transactions between the parties. See "The Merger -- Background of and Reasons for the Merger."

TERMS OF THE MERGER AGREEMENT

     General. The Merger Agreement provides that, following approval of the Merger Agreement and the Merger by the Harbinger Shareholders and Premenos Stockholders and the satisfaction or waiver of the other conditions to the consummation of the Merger, at the Effective Time, Merger Sub will be merged with and into Premenos in accordance with the provisions of the Delaware General Corporation Law ("DGCL"). Premenos will be the surviving corporation in the Merger. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Premenos will become a wholly owned subsidiary of Harbinger.

     Conversion Ratio. Each share of Premenos Common Stock issued and outstanding at the time of the Merger (other than treasury shares and shares held by Harbinger and its direct and indirect subsidiaries) will be converted into the right to receive .45 of a share of Harbinger Common Stock (the "Conversion Ratio"). The Conversion Ratio was determined in arm's-length negotiations between representatives of Harbinger and Premenos. See "The Merger -- Background of and Reasons for the Merger."

     Cash will be paid in lieu of issuing fractional shares of Harbinger Common Stock in an amount equal to the average closing price of Harbinger Common Stock, as reported on the Nasdaq National Market, for the ten consecutive trading days ending on the fifth trading day immediately prior to the Premenos Special Meeting (the "Average Closing Price"), multiplied by the fraction of a share which the holder of Premenos Common Stock would otherwise be entitled to receive. See "The Merger -- Terms of the Merger Agreement -- Conversion Ratio."

     Harbinger Board of Directors. Under the terms of the Merger Agreement, Harbinger has agreed to take all actions reasonably necessary to elect David Hildes, Vice Chairman and Secretary of Premenos, to the Harbinger Board as of the Effective Time. The Merger Agreement further provides that if the unexpired term of the class of directors to which David Hildes is elected is less than one year then Harbinger agrees to use its reasonable, best efforts to nominate and recommend David Hildes for election as a director at the next annual meeting of Harbinger Shareholders. See "The Merger -- Terms of the Merger
Agreement -- Harbinger Board of Directors."

     Conditions to the Merger. In addition to certain customary conditions, consummation of the Merger is subject to the satisfaction or waiver of, among others, the following conditions: (i) that the Merger, the

Merger Agreement and the transactions contemplated thereunder, including, in the case of Harbinger, the Amendment, shall have been approved by the Harbinger Shareholders and the Premenos Stockholders; (ii) that Harbinger and Premenos shall have received the written opinion of King & Spalding concerning certain federal income tax consequences of the Merger; (iii) that the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part shall be effective under the Securities Act; (iv) that Harbinger shall have been advised in writing by KPMG Peat Marwick LLP that, in accordance with generally accepted accounting principles ("GAAP"), the Merger qualifies to be treated as a pooling of interests for accounting purposes and Premenos shall have been advised in writing by Coopers & Lybrand L.L.P. that they believe the criteria for pooling accounting treatment relative to Premenos have been satisfied; (v) that the Harbinger Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market; and (vi) that the applicable waiting periods shall have terminated or expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See "The Merger -- Terms of the Merger Agreement -- Conditions to the Merger."

     Amendment. The Merger Agreement may be amended only by written agreement of the parties thereto.

     Termination. The Merger Agreement may be terminated (i) by mutual agreement of the Harbinger Board and the Premenos Board; (ii) by Harbinger or Premenos, if any of the conditions to such party's obligations to consummate the Merger have not been complied with or performed, and such noncompliance or nonperformance has not been cured or eliminated on or before March 31, 1998;
(iii) by Harbinger or Premenos, if the Merger and the Merger Agreement have not been approved by the requisite vote of the Harbinger Shareholders and the Premenos Stockholders; (iv) by Harbinger if (a) the Premenos Board shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Harbinger, (b) an Alternative Transaction (as defined in the Merger Agreement) involving Premenos shall have occurred or the Premenos Board shall have recommended, consummated or announced an intent to engage in an Alternative Transaction or (c) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of Premenos Common Stock (a "Tender Offer") shall have been commenced and the Premenos Board shall have (x) recommended to the Premenos Stockholders to tender their shares in such Tender Offer or (y) resolved or publicly announced or disclosed to any third party its intention to take no position with respect to such Tender Offer (collectively a "Competing Tender Offer"); (v) by Premenos, if the Harbinger Board shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Premenos or shall have resolved or publicly announced or disclosed its intention to do so; (vi) by Harbinger, if the Harbinger Board shall have determined to withdraw its recommendation of the Merger Agreement or the Merger because it determines in good faith that its fiduciary duties to its shareholders under applicable law require it to withdraw its recommendation;
(vii) by Premenos, if the Premenos Board shall have withdrawn its recommendation of the Merger Agreement or the Merger because it determines in good faith that its fiduciary duties to its stockholders under applicable law require it to withdraw its recommendation; (viii) by Premenos, if Harbinger breaches its covenant relating to issuances of capital stock prior to the Effective Time; and
(ix) by Harbinger, if David Hildes or Lew Jenkins sells any shares of Premenos Common Stock on or prior to the closing date of the Merger (the "Closing Date").

     Fees and Expenses. Harbinger and Premenos will each pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (other than printing and filing fees and expenses relating to the Registration Statement and this Joint Proxy Statement/Prospectus and the filing fees relating to filings under the HSR Act, which will be borne equally). Premenos has agreed that its fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall not exceed $2.3 million, which amount includes, without limitation, the anticipated fees, costs and expenses of Premenos' financial advisors, accountants and counsel. If the Merger Agreement is terminated (i) by Harbinger (a) because the Premenos Board withdraws or modifies its recommendation of the Merger Agreement or the Merger in a manner adverse to Harbinger, (b) because of an Alternative Transaction or (c) because of a Competing Tender Offer; (ii) by Premenos, because the Premenos Board withdraws its recommendation of the Merger Agreement or the Merger; (iii) by Harbinger, as a result of the failure of the Premenos Stockholders to approve the Merger Agreement and the Merger and at the time of the Premenos Special Meeting an Alternative Transaction shall have been announced which shall not have been absolutely and unconditionally withdrawn and abandoned; or
(iv) by Harbinger, because David Hildes or Lew Jenkins sells any shares of Premenos Common Stock on or prior to the Closing Date, then Premenos has agreed to pay Harbinger a termination fee of $4,000,000 (the "Harbinger Termination Fee"). In addition, if Premenos enters into a definitive agreement to consummate an Alternative Transaction within one year of the payment of the Harbinger Termination Fee, then Premenos shall pay a topping fee equal to 25% of the amount by which the value of the Alternative Transaction exceeds the value of the Merger as of the date of the termination of the Merger Agreement, subject to a minimum topping fee of $4,000,000.

     If the Merger Agreement is terminated (i) by Premenos, because the Harbinger Board shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Premenos or (ii) by Harbinger, because the Harbinger Board withdraws its recommendation because it determines in good faith that its fiduciary duties to its shareholders under applicable law require it to withdraw its recommendation, then Harbinger shall pay Premenos a termination fee of $4,000,000.

     No Solicitation; Board Action. The Merger Agreement provides that Premenos will not, directly or indirectly, solicit or, with certain exceptions, facilitate mergers, sales of significant assets, tender offers or similar transactions with other persons prior to the Effective Time. See "The
Merger -- Terms of the Merger Agreement -- No Solicitation; Board Action."

     Conduct of Business Pending the Merger. Each of Harbinger and Premenos has agreed in the Merger Agreement to operate its business in the ordinary course and to refrain from taking certain actions relating to the operation of its business pending consummation of the Merger without the prior approval of the other party, except as otherwise permitted by the Merger Agreement. See "The Merger -- Terms of the Merger Agreement -- Conduct of Business Pending the Merger."

EFFECTIVE TIME OF THE MERGER, EXCHANGE OF SHARES AND ASSUMPTION OF STOCK OPTIONS

     Effective Time of the Merger. The Merger will become effective by filing a certificate of merger with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger Agreement provides that the parties thereto will cause such certificate of merger to be filed after each of the conditions to consummation of the Merger has been satisfied or, if permissible, waived. The Merger cannot become effective until the Harbinger Shareholders have approved the Merger Agreement, the Merger, the Stock Issuance and the Amendment, and the Premenos Stockholders have approved the Merger and the Merger Agreement, and all required regulatory approvals and actions have been obtained and taken. Thus, there can be no assurance as to whether or when the Merger will become effective.

     Exchange of Stock Certificates. Promptly following the Effective Time, instructions and a letter of transmittal will be furnished to all Premenos Stockholders for use in exchanging their stock certificates for certificates evidencing the shares of Harbinger Common Stock they will be entitled to receive as a result of the Merger. PREMENOS STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

     Assumption of Stock Options. Under the terms of the Merger Agreement, at the Effective Time, Harbinger shall assume all of Premenos' rights and obligations with respect to the stock options issued and outstanding as of such time under the Premenos 1995 Incentive Program, as amended (the "Premenos Stock Plan"), whether or not such options (the "Premenos Options") are then exercisable. The Merger Agreement further provides that promptly following such assumption Harbinger shall substitute for the Premenos Options options to be granted under the Stock Plan, which Harbinger stock options will contain vesting terms and conditions matching those contained in the Premenos Options. Harbinger has further agreed in the Merger Agreement to issue incentive stock options under the Stock Plan in substitution for each Premenos Option that qualified as an incentive stock option prior to the Effective Time and to issue non-qualified stock options under the Stock Plan in substitution for each Premenos Option that constituted a non-qualified stock option prior to the Effective Time. In connection with the assumption and substitution of the Premenos Options, the number of shares of Harbinger Common Stock and the exercise price for such shares under the Stock Plan will be appropriately adjusted based upon the Conversion Ratio. Employees and non-employee directors of

Premenos will receive on or prior to the Closing Date documentation to effectuate such assumption and substitution. PREMENOS OPTION HOLDERS SHOULD NOT SUBMIT THEIR OPTION AGREEMENTS FOR ASSUMPTION AND SUBSTITUTION UNTIL DOCUMENTATION TO EFFECT SUCH ASSUMPTION AND SUBSTITUTION IS RECEIVED. See "The Merger -- Terms of the Merger Agreement -- Assumption of Stock Options."

RECOMMENDATION OF HARBINGER BOARD

     THE HARBINGER BOARD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF HARBINGER AND ITS SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE STOCK ISSUANCE AND RECOMMENDS THAT THE HARBINGER SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE STOCK ISSUANCE.

OPINION OF HARBINGER'S FINANCIAL ADVISOR

     BT Alex. Brown Incorporated ("BT Alex. Brown") has delivered a written opinion, dated October 23, 1997, to the Harbinger Board that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Conversion Ratio is fair, from a financial point of view, to Harbinger. The full text of the written opinion of BT Alex. Brown, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The Merger -- Opinion of Harbinger's Financial Advisor."

RECOMMENDATION OF PREMENOS BOARD

     THE PREMENOS BOARD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF PREMENOS AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AND THE MERGER AGREEMENT, AND RECOMMENDS THAT THE PREMENOS STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AND THE MERGER AGREEMENT.

OPINION OF PREMENOS' FINANCIAL ADVISOR

     Hambrecht & Quist LLC ("Hambrecht & Quist") has delivered a written opinion, dated October 23, 1997, to the Premenos Board that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received by Premenos Stockholders in the Merger is fair, from a financial point of view, to the Premenos Stockholders. The full text of the written opinion of Hambrecht & Quist, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. See "The Merger -- Opinion of Premenos' Financial Advisor."

REASONS FOR THE MERGER

  Harbinger's Reasons for the Merger

     In determining to recommend that the Harbinger Shareholders approve the Merger Agreement, the Merger and the Stock Issuance, the Harbinger Board considered a number of factors, including, without limitation, the following:

     Further Strategic Mission. Harbinger's primary mission is the mass deployment of electronic commerce products and services for routine business-to-business transactions to worldwide trading communities. Management of Harbinger believes that the Merger will enhance Harbinger's ability to execute on its business strategy by expanding the suite of products and services that Harbinger may offer its customers, expanding Harbinger's customer base and enhancing and expanding the base of electronic commerce professionals employed by Harbinger who are skilled in developing electronic commerce solutions for its customers. The Premenos products and services will add EDI/400 (Premenos' leading EDI solution for the AS/400 platform) and EDI/Open V2 (Premenos' EDI solution for the UNIX and NT platforms) to the Harbinger solutions. In addition, Premenos' Templar product (Premenos' leading Internet security product) should further enhance Harbinger's ability to deliver secure Internet-based solutions to its customers. The Merger also will expand Harbinger's customer base to include Premenos' base of over 5,000 customers. Moreover, the Merger will expand and enhance Harbinger's employee base. Premenos employs approximately 270 electronic commerce professionals who are skilled in the design and development of electronic commerce solutions. In addition, Premenos is headquartered in the San Francisco Bay Area, and its location should provide Harbinger with an enhanced ability to recruit electronic commerce professionals from the Bay Area to the combined company in the future.

     Enhanced Market Position. The Merger will further enhance Harbinger's market position as a leading provider of electronic commerce software. Premenos currently is a leading provider of electronic commerce software for the AS/400 platform. In addition, Premenos also provides electronic commerce software for the UNIX and NT platforms that should complement Harbinger's existing products and services for these platforms. Management of Harbinger believes that the Merger will establish the combined company as a leader in the market for low-end PC EDI translation software and Internet and Web-based EDI solutions, the mid-range market for AS/400, UNIX and NT translation software and services and the market for high-end, enterprise MVS, VSE, UNIX and NT translation and communications software and services. Harbinger also believes that the Merger will enhance its ability to develop, market and support Internet-based commerce solutions in various vertical markets.

     Leverage Combined Software Development Teams and Technologies. By combining the Harbinger and Premenos technologies and development teams, Harbinger management believes that they will be able to embed the best features in the next generation of the combined company's products serving identical platforms. The combined company will be able to integrate product lines to provide a more comprehensive suite of products more efficiently than if either company were to attempt to expand its product line without the assistance of the other. Management of Harbinger also believes that Premenos possesses skilled software development teams that are experienced in the development of electronic commerce products and services for the AS/400, UNIX and NT platforms and the Internet. Management of Harbinger intends to leverage such software development expertise and technology in developing electronic commerce solutions for the customers of the combined enterprise.

     Additional Sales Channels. Management of Harbinger believes that the Merger will further enhance Harbinger's and Premenos' ability to market and sell their respective products. Harbinger expects to continue relationships with Premenos' channel partners, such as Baan, Computer Associates, Coopers & Lybrand, Daily & Walcott, Ernst & Young, IBM, JBA, JD Edwards, Marcam, Oracle, Price Waterhouse, SAP and Vanstar for distribution of its products worldwide. Likewise, Harbinger intends to use its sales channels to promote and sell Premenos products worldwide.

     Administrative and Operational Expenses. Management of Harbinger believes that the Merger should result in long-term business synergies through, among other matters, the sharing of certain administrative, operational, research and development, marketing and public company expenses, which will permit cost savings through the elimination of duplicate costs. Although near-term costs are expected to increase as a result of the Merger and integration-related expenses, Harbinger expects that these costs will decrease over time and be offset by long-term economies of scale resulting from the Merger.

     The foregoing discussion is not intended to be exhaustive, but is believed to include the principal factors considered by the Harbinger Board in determining to approve the Merger. In reaching its determination, the Harbinger Board did not assign any relative or specific weights to the foregoing factors.

  Premenos' Reasons for the Merger

     In the course of reaching its decision to approve the Merger Agreement and each of the transactions and arrangements contemplated thereby, the Premenos Board consulted with Premenos' legal and financial advisors as well as with Premenos' management, and considered a number of factors, including the following:

     Strategic Fit. The Merger will combine Premenos' technological leadership in EDI software, EDI standards and Internet electronic commerce solutions and its position as a market leader for EDI software for mid-range computers with Harbinger's strengths in product diversity, VAN services, management, EDI roll-out within trading communities and vertical markets. The Premenos Board believes that these strengths are complementary and can be leveraged to create a combined company that has product market leadership across multiple platforms and that can efficiently respond to market and technological demands. Further, Premenos' strength in facilitating electronic commerce over the Internet, particularly through its Templar product, is complementary with Harbinger's VAN and IVAS offerings and will give the combined company the ability to address the drawbacks and capitalize on the benefits of each of these diverse delivery systems.

     Product and Platform Diversification. Currently, Premenos is a market leader in the midrange EDI software market and derives a majority of its revenue from sales of its EDI/400 product for the AS/400. The Premenos Board believes that Premenos' continued future success would be dependent, in part, on its ability to develop or acquire new products, increase market penetration of existing offerings and expand its service offerings. The Merger will allow Premenos to offer to new and existing customers fully integrated EDI solutions by combining its EDI/Open, EDI/400 and Templar products with Harbinger's software products, VAN and consulting services. The Merger will enable Premenos to offer a range of electronic commerce products and services across all enterprise computing platforms, i.e., PC, NT and UNIX, midrange (including the AS/400) and mainframe as well as VAN services and consulting. The combined entity will be in a position to offer "one-stop" complete solutions for entire trading communities with delivery over both the Internet and Harbinger's VAN.

     Harbinger Customer Base and Vertical Market Expertise. Harbinger currently services over 46,000 software and network customers, and has developed relationships with many hubs or mini-hubs. Further, Harbinger has developed electronic commerce expertise in numerous vertical markets including aerospace, automotive, electronics, government, health care, manufacturing, petroleum/chemical, retail and utilities. The Premenos Board believes that Harbinger's existing customer base, its focus on vertical markets and its skill in penetrating new vertical markets should provide new opportunities to market Premenos' existing products. The vertical market channels which Harbinger brings to the combined company also provide a base for the introduction of new versions of Premenos' product offerings tailored to the specific needs of these markets. The Premenos Board also believes that it will be able to increase market penetration for its products by utilizing Harbinger's sales force.

     Competitive Position and Growth. The Premenos Board believes that the combination of the companies will improve visibility with customers, attract more experienced management and increase market place visibility. The Premenos Board believes that the electronic commerce industry will undergo strategic realignment and as a result there will be a competitive advantage to companies such as the combined entity which have the financial and managerial resources to pursue that strategic realignment. The combination of the two companies should enhance further growth and technology development, particularly in light of the cash resources that will be available to the combined entity for future acquisitions, as well as internal product development.

     Management. The Premenos Board believes that Harbinger has assembled a strong management team equipped to lead the combined company ahead as the market for electronic commerce solutions becomes increasingly competitive. The combined management team will be larger and better positioned through depth and experience than the current Premenos team to effectively manage capital resources, growth, acquisitions and the resulting integration processes and customer development. The Premenos Board believes that the combination will result in minimal management level redundancy and greater overall management depth. See "Risk Factors -- Integration of Recent Acquisitions; Future Acquisitions."

     Compatibilities of the Companies and Potential Synergies. Certain aspects of Premenos' and Harbinger's businesses considered by the Premenos Board in concluding that a combination of Premenos and Harbinger could offer Premenos and its stockholders unique opportunities include: the compatibility of the respective corporate cultures of Premenos and Harbinger; the integration of each company's technology pool and research and development teams; the expansion of Premenos' geographic presence; and the potential synergy of the combined companies in terms of cost savings from sharing certain operating, administrative, research and development, marketing and public company expenses.

     Additional Information, Factors and Risks Considered by the Premenos Board. In addition to the factors outlined above, the Premenos Board made its determination after careful consideration of, and based on, certain additional factors, information and reports, including:

          (i) the terms and conditions of the proposed Merger, including the premium to be paid relative to recent closing prices for Premenos Common Stock, as well as the tax-free nature of the transaction to the Premenos Stockholders and the willingness of Messrs. Jenkins and Hildes to vote in favor of the Merger without receiving a control premium;

          (ii) information regarding historical market prices and other information with respect to Premenos Common Stock and Harbinger Common Stock;

          (iii) the prospects for positive long-term performance of Harbinger Common Stock, plus the potential for more limited volatility in such stock (reflecting the combined companies) in comparison to Premenos Common Stock;

          (iv) the presentation of Premenos' financial advisors, The Great Circle Group LLC and Hambrecht & Quist, and the opinion of Hambrecht & Quist as to the fairness of the consideration to be received in the Merger, from a financial point of view, as of the date of such opinion, by the Premenos Stockholders; and

          (v) the Premenos Board's assessment of Premenos' alternatives to the Merger, including remaining an independent company, particularly in light of the current and anticipated future consolidation within the electronic commerce industry and the impact it may have on Premenos's competitive position on a stand-alone basis.

     The Premenos Board also considered a variety of potentially negative factors concerning the Merger, including: (i) the difficulty of integrating, reorganizing and effectively managing the operations of Premenos and Harbinger as a combined company particularly in light of their separate geographic locations and separate corporate cultures which may be compounded by the recent and anticipated additional acquisitions of Harbinger; (ii) the risk that the Merger may cause a higher than ordinary rate of personnel and management turnover which would deprive the combined company of the continuity of management and pool of technical resources necessary to effectively obtain many of the benefits sought to be obtained by the Merger; (iii) the risk that one of Premenos' key international distributors or one or more of its several U.S. distributors determine to alter or terminate their relationships with Premenos particularly in the case of the international distributor, since such distributor could view Harbinger as a competitor in light of Harbinger's VAN business; (iv) the risk that Harbinger's international distribution channels will not have the capacity and resources to distribute Premenos' products overseas; (v) the potential disruption of Premenos' business that might result from employee uncertainty and lack of focus following announcement of the Merger and during the integration of the operations of Harbinger and Premenos; (vi) the risk that the combined company might not achieve revenues equal to the sum of the separate companies' anticipated revenues; (vii) the risk that as a result of the transaction customers might face uncertainty that could lead to business disruptions, delays in customer orders or increased difficulty in obtaining customer orders; (viii) the risk that the combined company might not achieve sufficient operating efficiencies to ensure that the Merger would not have a negative effect on Harbinger's earnings per share or that such efficiencies might not be realized as rapidly as anticipated; (ix) the risk that other benefits sought to be obtained by the Merger would not be obtained; and (x) other risks described above under "Risk Factors."

     The foregoing discussion of the information and factors considered by the Premenos Board is not intended to be exhaustive but is believed to include the material information and factors considered by the Premenos Board. In reaching a determination whether to approve the Merger, in view of the wide variety of factors considered, the Premenos Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative or specific weights to the information and factors considered in reaching its determinations, and individual directors may have given differing weights to different factors.

CERTAIN AGREEMENTS IN CONNECTION WITH THE MERGER

     Certain additional agreements have been and will be entered into in connection with the consummation of the Merger, including the Proxy Agreements and a registration rights agreement. The Proxy Agreements grant to Harbinger an irrevocable proxy to vote the shares of Premenos Common Stock held by Lew Jenkins, Chairman of Premenos, and David Hildes, Vice Chairman and Secretary of Premenos, in their individual capacity in favor of the Merger and the Merger Agreement at the Premenos Special Meeting. The registration rights agreement provides affiliates of Premenos with certain limited registration rights with respect to the shares of Harbinger Common Stock received in the Merger. In addition, the registration rights agreement provides that Harbinger will publicly release a 30-day interim financial statement covering the first full calendar month of combined operations of Harbinger and Premenos following the Effective Time as promptly as practicable, but no later than 25 days after the end of such calendar month, and to deliver such interim financial statement to Messrs. Jenkins and Hildes at least five days prior to public release. See "The Merger -- Certain Agreements in Connection with the Merger."

REGULATORY APPROVALS REQUIRED

     Under the Merger Agreement, the obligations of both Harbinger and Premenos to consummate the Merger are conditioned upon receipt of all required regulatory approvals. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), the Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the waiting period has expired or been terminated. Pursuant to the HSR Act, on October 27 and October 28, 1997, Harbinger and Premenos, respectively, each filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Merger. The 30-day waiting period under the HSR Act applicable to the Merger will expire on November 28, 1997, unless the Merger is investigated or opposed by the FTC or the Antitrust Division. There can be no assurance that the Merger will not be investigated or opposed by the FTC or the Antitrust Division.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, holders of Harbinger Common Stock and Premenos Common Stock should be aware that certain executive officers and directors of Harbinger and Premenos have certain interests that may present them with potential conflicts of interest with respect to the Merger. See "The
Merger -- Interests of Certain Persons in the Merger."

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting purposes. The obligations of each of Harbinger and Premenos, respectively, to consummate the Merger are conditioned upon the receipt of written advice from KPMG Peat Marwick LLP to the effect that, in accordance with GAAP, the Merger qualifies to be treated as a pooling of interests for accounting purposes and from Coopers & Lybrand L.L.P. that the pooling criteria with respect to Premenos have been satisfied. See "The Merger -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Harbinger and Premenos expect the Merger to be a tax-free reorganization for federal income tax purposes so that no gain or loss will be recognized by the Premenos Stockholders, except in respect of cash received in lieu of fractional shares. The obligations of Harbinger and Premenos to consummate the Merger are conditioned upon the receipt of an opinion of King & Spalding, counsel to Harbinger, to the effect that, subject to the assumptions, qualifications and limitations set forth therein, the Merger will qualify as a tax-free reorganization for federal income tax purposes under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Each Premenos Stockholder should consult his own tax advisor as to the tax consequences of the Merger to him under applicable tax law. See "The
Merger -- Certain Federal Income Tax Consequences."

RESALE OF HARBINGER COMMON STOCK

     Shares of Harbinger Common Stock to be issued to Premenos Stockholders in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the Merger, may be deemed an "affiliate" of Premenos within the meaning of Rule 145. In general, affiliates of Premenos include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with Premenos. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of Harbinger Common Stock issued to such persons and entities. Harbinger may place legends on certificates representing shares of Harbinger Common Stock that are issued to Premenos Stockholders in the Merger to restrict such transfers. Harbinger has agreed to provide affiliates of Premenos with certain limited registration rights with respect to the shares of Harbinger Common Stock received in the Merger. See "The Merger -- Certain Agreements in Connection with the Merger."

DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS

     Harbinger is incorporated under the laws of the State of Georgia ("Georgia Law"), and Premenos is incorporated under the laws of the State of Delaware ("Delaware Law"). Premenos Stockholders will, upon consummation of the Merger, become Harbinger Shareholders, and their rights as such will be governed by Georgia Law and Harbinger's Amended and Restated Articles of Incorporation (the "Harbinger Charter") and Amended and Restated Bylaws (the "Harbinger Bylaws"). See "Comparative Rights of Shareholders."

DISSENTERS' RIGHTS

     Premenos Stockholders will not have appraisal rights under the DGCL with respect to the Merger, and Harbinger Shareholders will not have dissenters' rights under the GBCC with respect to the Merger. See "The Merger -- Dissenters' Rights."

                      AMENDMENT OF 1996 STOCK OPTION PLAN

     If the Merger Agreement and the Merger are approved by the Harbinger Shareholders and the Premenos Stockholders and the Merger is consummated, the stock options held by employees and directors of Premenos will be converted into stock options of Harbinger issued under the Stock Plan. See "The Merger -- Terms of the Merger Agreement -- Assumption of Stock Options." It is currently anticipated that Harbinger will issue Harbinger options to acquire an aggregated of approximately 827,136 shares of Harbinger Common Stock in connection with the conversion of Premenos stock options in the Merger. At the Harbinger Special Meeting, Harbinger Shareholders will be asked to consider and vote upon a proposal to approve the Amendment to increase the number of shares of Harbinger Common Stock reserved for issuance under the Stock Plan from 4,125,000 to 5,125,000 shares. Approval of the Amendment by Harbinger Shareholders is a condition of the obligations of the parties to the Merger Agreement. The Harbinger Board has approved the Amendment and recommends a vote FOR approval of the Amendment. See "Amendment of 1996 Stock Option Plan."

                              RECENT DEVELOPMENTS

     Atlas Products International, Limited. On October 23, 1997, Harbinger acquired all of the outstanding capital shares of Atlas Products International, Limited and its affiliate (collectively, "Atlas"), a Manchester, England-based provider of EDI translation software. Atlas has an installed base of over 2,500 customers on PC, Unix, NT and DEC/VMS platforms. Atlas products are used principally by small and mid-sized businesses and are distributed directly and through third party channels in the U.K., Europe and other markets around the world. Atlas provides to Harbinger an enhanced customer base, relationships in key industries including retail, finance, manufacturing and distribution, and extensive EDI/electronic commerce standards support for the European and in particular U.K., theaters. Harbinger issued approximately 311,000 shares of Harbinger Common Stock in the acquisition of Atlas. The acquisition is being accounted for as a pooling of interests. In connection with this acquisition, Harbinger expects to take a charge of between $3.0 to $5.0 million relating to integration and acquisition related expenses during the fourth quarter of 1997. None of these integration and acquisition related expenses have been reflected in any of the financial or other information herein.

     ACQUION, Inc. On August 22, 1997, Harbinger acquired ACQUION, Inc. ("Acquion"), based in Greenville, S.C. Acquion provides electronic catalog and procurement solutions for business-to-business electronic commerce. Acquion provides to Harbinger a component of its supply chain management offering, including MRO supplier content and electronic catalog software, and is an extension of Harbinger's core EDI/electronic commerce offerings. Harbinger acquired all of the outstanding shares of Acquion for $13.6 million, consisting of $12 million in cash and the assumption of $1.6 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting. Harbinger incurred a $14.9 million charge for acquired research and development and other acquisition-related charges during the three months ended September 30, 1997, $10.9 million of which was related to an in-process product development charge for the Acquion purchase.

     Anticipated Future Period Charges. Harbinger currently anticipates that it will incur total charges in the range of $20.0 to $30.0 million in the fourth quarter of 1997 and the first quarter of 1998 relating primarily to the Merger and certain costs and charges associated therewith. To the extent that the Merger is not consummated in the fourth quarter of 1997, approximately $2.0 to $3.0 million of integration activity costs will be incurred in the fourth quarter, with the remaining Merger-related costs expected to occur in the quarter in which the Merger closes. In connection with the Atlas acquisition, Harbinger expects to take a charge of between $3.0 to $5.0 million relating to integration and acquisition related expenses during the fourth quarter of 1997.

                           MARKETS AND MARKET PRICES

HARBINGER COMMON STOCK

     Harbinger Common Stock is listed on the Nasdaq National Market under the symbol "HRBC." As of the Harbinger Record Date, there were approximately holders of record of Harbinger Common Stock. The following table sets forth for the calendar quarter indicated the high and low closing prices per share of Harbinger Common Stock as reported on the Nasdaq National Market during the periods indicated commencing August 22, 1995, the date of Harbinger's initial public offering, adjusted to reflect a 3-for-2 state split paid in the form of a stock dividend to Harbinger Shareholders of record on January 17, 1997.

                                                               HIGH       LOW
                                                              -------   -------
1995:
Third Quarter...............................................  $11.625   $ 8.625
Fourth Quarter..............................................   19.625     8.125
1996:
First Quarter...............................................  $15.625   $10.125
Second Quarter..............................................   18.500    10.000
Third Quarter...............................................   18.625    13.250
Fourth Quarter..............................................   19.250    16.625
1997:
First Quarter...............................................  $29.000   $17.625
Second Quarter..............................................   31.500    19.250
Third Quarter...............................................   39.250    26.000
Fourth Quarter (through October 28).........................   42.250    28.500

     On October 23, 1997, the last trading date prior to the public announcement of the Merger, the closing sale price of Harbinger Common Stock, as reported on
the Nasdaq National Market, was $40.375 per share. On           , 1997, the last
trading day before mailing this Joint Proxy Statement/Prospectus, the closing sale price of Harbinger Common Stock, as reported on the Nasdaq National Market
was $          . Harbinger Shareholders and Premenos Stockholders are urged to obtain current market quotations for shares of Harbinger Common Stock.

     Harbinger has never paid cash dividends on its capital stock. Harbinger currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, Harbinger's bank line of credit prohibits payments of cash dividends without prior bank approval. Harbinger declared a 3-for-2 stock split paid in the form of a stock dividend which was paid on January 31, 1997 to shareholders of record as of January 17, 1997.

PREMENOS COMMON STOCK

     Premenos Common Stock is listed on the Nasdaq National Market under the symbol "PRMO." As of the Premenos Record Date, there were approximately holders of record of Premenos Common Stock. The following table sets forth for the calendar quarter indicated the high and low closing prices per share of Premenos Common Stock as reported on the Nasdaq National Market during the periods indicated commencing September 20, 1995, the date of Premenos' initial public offering.

                                                               HIGH       LOW
                                                              -------   -------
1995:
Third Quarter...............................................  $33.000   $26.500
Fourth Quarter..............................................   45.250    24.875
1996:
First Quarter...............................................   23.625    15.750
Second Quarter..............................................   24.500    16.000
Third Quarter...............................................   21.250     9.250
Fourth Quarter..............................................   21.625     7.625
1997:
First Quarter...............................................   10.125     5.875
Second Quarter..............................................    8.625     5.500
Third Quarter...............................................   15.375    8.1875
Fourth Quarter (through October 28).........................   15.313   11.1875

     On October 23, 1997, the last trading date prior to the public announcement of the Merger, the closing price of Premenos Common Stock, as reported on the Nasdaq National Market, was $11.625 per share. If the Merger had occurred on October 22, 1997, the value of the .45 shares of Harbinger Common Stock that each share of Premenos Common Stock would have been entitled to the right to receive would have had a value of $18.17 based upon the closing price of
Harbinger Common Stock as of such date. On          , 1997, the last trading day
before mailing this Joint Proxy Statement/Prospectus, the closing sale price of
Premenos Common Stock as reported on the Nasdaq National Market was $       .
Premenos has never paid cash dividends on its capital stock. Premenos Stockholders are urged to obtain current market quotations for shares of Harbinger Common Stock.

                       COMPARATIVE PER SHARE INFORMATION

     The following summary presents selected comparative unaudited per share information for Harbinger and Premenos on a historical basis and Harbinger and Premenos on a pro forma combined basis (giving effect to the Merger using the pooling-of-interests method of accounting) and does not include any of the $20.0 to $30.0 million of merger and integration costs expected to be incurred in connection with the Merger. Premenos pro forma equivalent per share amounts are presented with respect to pro forma information. Such per share amounts allow comparison of historical information with respect to the income (loss) and book value per one share of Premenos Common Stock to the corresponding information with respect to the projected value of one share of Premenos Common Stock as a result of the Merger and are computed by multiplying the pro forma amounts by the Conversion Ratio. No cash dividends have ever been declared or paid on Harbinger Common Stock or Premenos Common Stock.

     For each of Harbinger and Premenos, income statement information for the years ended December 31, 1994, 1995 and 1996 are based on, and should be read in conjunction with, the consolidated audited financial statements of Harbinger and Premenos incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The remaining financial information is based on the respective historical consolidated unaudited financial statements of Harbinger and Premenos and the notes thereto. In the opinion of the respective managements of Harbinger and Premenos, all adjustments necessary to present a fair statement of results of interim periods of Harbinger and Premenos (which adjustments were of a normal recurring nature) have been included. Results for Harbinger and Premenos for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the entire year, nor are pro forma amounts necessarily indicative of results that will be obtained on a combined basis.

                                                                  PER SHARE OF COMMON STOCK
                                                           ---------------------------------------
                                                           INCOME       CASH         BOOK VALUE
                                                           (LOSS)     DIVIDENDS    (END OF PERIOD)
                                                           -------    ---------    ---------------
Harbinger -- Historical
  Year ended December 31, 1994...........................  $ (0.16)         --         $  0.50
  Year ended December 31, 1995...........................  $ (0.13)         --         $  1.62
  Year ended December 31, 1996...........................  $ (0.71)         --         $  1.33
  Nine months ended September 30, 1997...................  $ (1.19)         --         $  3.45
Premenos -- Historical
  Year ended December 31, 1994...........................  $  0.28          --         $ (0.57)
  Year ended December 31, 1995...........................  $  0.16          --         $  6.23
  Year ended December 31, 1996...........................  $ (0.27)         --         $  6.02
  Nine months ended September 30, 1997...................  $  0.05          --         $  6.06
Harbinger and Premenos -- Pro Forma Combined
  Year ended December 31, 1994...........................  $ (0.02)         --         $  0.62
  Year ended December 31, 1995...........................  $ (0.02)         --         $  4.30
  Year ended December 31, 1996...........................  $ (0.67)(2)       --        $  3.94
  Nine months ended September 30, 1997...................  $ (0.48)(3)       --        $  5.06
Premenos -- Pro Forma Equivalent(1)
  Year ended December 31, 1994...........................  $ (0.01)         --         $  0.28
  Year ended December 31, 1995...........................  $ (0.01)         --         $  1.94
  Year ended December 31, 1996...........................  $ (0.30)(2)       --        $  1.77
  Nine months ended September 30, 1997...................  $ (0.22)(3)       --        $  2.28

---------------

(1) Determined by multiplying the Conversion Ratio (.45) by the Harbinger and Premenos pro forma combined per share amounts so that the per share amounts are equated to the comparative values for each share of Premenos Common Stock.
(2) Excludes charges for in-process product development of $8.2 million for significant acquisitions, which charges were incurred in the first quarter of 1996.
(3) Excludes charges for in-process product development of $13.6 million for significant acquisitions and loss on debt extinguishment of $2.4 million, which charges were incurred in the first and third quarters of 1997.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following tables set forth (i) selected financial information for Harbinger for and as of each of the five years in the period ended December 31, 1996, for the nine months ended September 30, 1996 and 1997, and as of September 30, 1997, (ii) selected financial information for Premenos for and as of each of the five years in the period ended December 31, 1996, for the nine months ended September 30, 1996 and 1997, and as of September 30, 1997, and (iii) selected pro forma combined financial information giving effect to the Merger using the pooling of interests method of accounting for the three years in the period ended December 31, 1996, for the nine months ended September 30, 1997 and as of September 30, 1997. The selected consolidated financial information of Harbinger for and as of each of the five years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of Harbinger. The unaudited selected consolidated financial information of Harbinger for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997 has been derived from the unaudited consolidated financial statements of Harbinger and, in the opinion of the management of Harbinger, includes all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the financial position and results of operations for such interim periods. The selected consolidated financial information of Premenos for and as of the five years ended December 31, 1996 has been derived from the audited consolidated financial statements of Premenos. The unaudited selected consolidated financial information of Premenos for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997 has been derived from the unaudited consolidated financial statements of Premenos and in the opinion of management of Premenos, includes all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the financial position and results of operations for such interim periods. Results of operations for the interim periods are not necessarily indicative of results for the full year. The pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the Merger been consummated at the beginning of the periods presented or of future results. The selected pro forma combined financial information is derived from the Unaudited Pro Forma Combined Financial Information appearing elsewhere herein.

     The information set forth below should be read in conjunction with (i) the historical consolidated financial statements of Harbinger and the historical consolidated financial statements of Premenos and in each case the notes thereto which are incorporated herein by reference, (ii) the Unaudited Pro Forma Combined Financial Information and notes thereto appearing elsewhere herein and
(iii) Management's Discussion and Analysis of Financial Condition and Results of Operations of Harbinger and Premenos, which are incorporated herein by reference.

                 HARBINGER -- SUMMARY HISTORICAL FINANCIAL DATA

                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                        -------------------------------------------------   -------------------
                                          1992      1993      1994      1995       1996       1996       1997
                                        --------   -------   -------   -------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Services............................  $  8,721   $12,502   $17,481   $24,494   $ 37,822   $ 26,718   $ 37,892
  Software............................     8,061    10,098    10,412    13,336     21,441     15,269     20,307
                                        --------   -------   -------   -------   --------   --------   --------
         Total revenues...............    16,782    22,600    27,893    37,830     59,263     41,987     58,199
                                        --------   -------   -------   -------   --------   --------   --------
Direct Costs:
  Services............................     3,833     5,179     6,321     8,334     13,625      9,522     12,921
  Software............................       609       837     1,097     1,951      2,912      1,925      2,520
                                        --------   -------   -------   -------   --------   --------   --------
         Total direct costs...........     4,442     6,016     7,418    10,285     16,537     11,447     15,441
                                        --------   -------   -------   -------   --------   --------   --------
Gross margin..........................    12,340    16,584    20,475    27,545     42,726     30,540     42,758
                                        --------   -------   -------   -------   --------   --------   --------

                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                        -------------------------------------------------   -------------------
                                          1992      1993      1994      1995       1996       1996       1997
                                        --------   -------   -------   -------   --------   --------   --------
                      Harbinger-Summary Historical Financial Data (Continued)
Operating costs:
  Selling and marketing...............     5,008     6,802     7,995     9,791     15,057     10,947     11,614
  General and administrative..........     4,418     5,302     5,884     8,647     12,664      9,691     10,999
  Depreciation and amortization.......       656       841     1,046     1,361      2,966      2,022      3,033
  Product development.................     1,893     2,827     3,900     5,927      9,000      6,305      5,700
  Charge for purchased in-process
    product development and
    acquisition related charges.......        --        --     4,317     1,160      8,775      8,350     31,185
                                        --------   -------   -------   -------   --------   --------   --------
         Total operating costs........    11,975    15,772    23,142    26,886     48,462     37,315     62,531
                                        --------   -------   -------   -------   --------   --------   --------
Operating income (loss)...............       365       812    (2,667)      659     (5,736)    (6,775)   (19,773)
Reorganization costs..................       194        --        --        --         --
Interest expense (income), net........       128         4        27       (68)        (7)       (95)      (426)
Equity in losses of joint ventures....        --        41       227     1,266      7,192      5,005         38
                                        --------   -------   -------   -------   --------   --------   --------
    Income (loss) before income tax
      expense (benefit) and
      extraordinary item..............        43       767    (2,921)     (539)   (12,921)   (11,685)   (19,385)
Income tax expense (benefit)..........        65    (2,631)   (1,033)    1,203        146         38      1,419
                                        --------   -------   -------   -------   --------   --------   --------
    Income (loss) before extraordinary
      item............................       (22)    3,398    (1,888)   (1,742)   (13,067)   (11,723)   (20,804)
Extraordinary loss on debt
  extinguishment......................        --        --        --        --         --         --      2,419
                                        --------   -------   -------   -------   --------   --------   --------
Net income (loss).....................       (22)    3,398    (1,888)   (1,742)   (13,067)   (11,723)   (23,223)
Preferred stock dividends.............      (200)     (327)     (200)     (199)       (28)       (28)        --
                                        --------   -------   -------   -------   --------   --------   --------
Net income (loss) applicable to common
  shareholders........................  $   (222)  $ 3,071   $(2,088)  $(1,941)  $(13,095)  $(11,751)  $(23,223)
                                        ========   =======   =======   =======   ========   ========   ========
Net income (loss) per share of common
  stock:
  Income (loss) before extraordinary
    item applicable to common
    shareholders......................  $  (0.02)  $  0.25   $ (0.16)  $ (0.13)  $  (0.71)  $  (0.64)  $  (1.07)
  Extraordinary loss on debt
    extinguishment....................        --        --        --        --         --         --      (0.12)
                                        --------   -------   -------   -------   --------   --------   --------
Net income (loss) per share applicable
  to common shareholders..............  $  (0.02)  $  0.25   $ (0.16)  $ (0.13)  $  (0.71)  $  (0.64)  $  (1.19)
                                        ========   =======   =======   =======   ========   ========   ========
Weighted average common and common
  equivalent shares outstanding.......    10,867    12,515    12,693    15,007     18,465     18,396     19,587
                                        ========   =======   =======   =======   ========   ========   ========
Pro forma net loss data(1):
  Pro forma net loss applicable to
    common shareholders...............                                 $(1,425)  $(13,095)
  Pro forma net loss per common
    share.............................                                 $ (0.10)  $  (0.71)
  Weighted average common and common
    equivalent shares outstanding.....                                  15,007     18,465
SUPPLEMENTAL DATA:
  Adjusted operating income(2)........  $    365   $   812   $ 1,650   $ 1,819   $  3,039   $  1,575   $ 11,412
  Adjusted net income (loss)
    applicable to common
    shareholders(3)...................  $   (222)  $ 3,071   $   652   $   762   $  1,715   $    929   $  7,264
  Adjusted net income (loss) per
    common share(3)...................  $  (0.02)  $  0.25   $  0.05   $  0.05   $   0.09   $   0.05   $   0.34

                                                                  DECEMBER 31,
                                                 -----------------------------------------------   SEPTEMBER 30,
                                                  1992      1993      1994      1995      1996         1997
                                                 -------   -------   -------   -------   -------   -------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................................  $   590   $ 3,964   $ 2,838   $11,564   $ 3,190     $ 46,237
Total assets...................................    9,038    16,923    21,347    46,404    48,793      100,724
Long-term obligations, redeemable preferred
  stock and puttable common stock..............    7,331     5,146     3,016     6,347     1,449           --
Shareholders' equity...........................   (2,973)    5,649     6,734    27,509    24,842       74,197

---------------

(1) The pro forma net loss reflects the income tax expense that would have been reported if SupplyTech, Inc. (an S corporation for income tax reporting purposes) and SupplyTech International, LLC (a limited liability corporation for income tax reporting purposes) had been C corporations during these periods. SupplyTech, Inc. and affiliates merged with Harbinger in a business combination consummated on January 3, 1997 accounted for as pooling of interest.
(2) Excludes purchased in-process product development and acquisition related charges. See "Risk Factors -- Acquisition-Related and Other Charges; Expected Loss in Year Ending December 31, 1997."
(3) Excludes equity in loss of Harbinger NET Services, LLC (HNS) which was accounted for by the equity method of accounting through December 31, 1996, expected to recur, of $954,000, $7.0 million, and $4.9 million for 1995, 1996, and the nine months ended September 30, 1996, respectively, and $4.3 million, $1.2 million, $8.8 million, $8.4 million and $31.2 million in charges for 1994, 1995, 1996, and the nine months ended September 30, 1996, and 1997, respectively, for purchased in-process product development and acquisition related charges. The nine months ended September 30, 1997 also excludes the $2.4 million extraordinary loss on debt extinguishment. All amounts are net of related income taxes. See "Risk
    Factors -- Acquisition-Related and Other Charges; Expected Loss in Year Ending December 31, 1997."

                 PREMENOS -- SUMMARY HISTORICAL FINANCIAL DATA

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                            -----------------------------------------------   -----------------
                                             1992      1993      1994      1995      1996      1996      1997
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Software licenses.......................  $ 7,841   $ 9,007   $13,311   $17,783   $21,674   $14,089   $16,260
  Services................................    2,516     4,059     6,694     7,736    11,797     8,493    11,546
                                            -------   -------   -------   -------   -------   -------   -------
         Total revenues...................   10,357    13,066    20,005    25,519    33,471    22,582    27,806
                                            -------   -------   -------   -------   -------   -------   -------
Cost of revenues:
  Software licenses.......................    1,371     1,811     2,340     3,361     3,916     2,490     3,346
  Services................................    1,515     1,725     2,592     3,382     5,386     3,745     5,429
                                            -------   -------   -------   -------   -------   -------   -------
         Total cost of revenues...........    2,886     3,536     4,932     6,743     9,302     6,235     8,775
                                            -------   -------   -------   -------   -------   -------   -------
Gross margin..............................    7,471     9,530    15,073    18,776    24,169    16,347    19,031
                                            -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Product development.....................    3,179     3,577     4,702     7,049     8,925     6,036     7,487
  Sales and marketing.....................    2,789     4,202     5,804     8,495    11,625     7,821     9,417
  General and administrative..............    1,502     1,441     1,695     2,249     3,880     2,682     3,068
  Acquisition-related costs...............       --        --        --        --     4,700     4,700        --
                                            -------   -------   -------   -------   -------   -------   -------
         Total operating costs............    7,470     9,220    12,201    17,793    29,130    21,239    19,972
                                            -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations.............        1       310     2,872       983    (4,961)   (4,892)     (941)
Other income (expense), net...............      (74)      (91)     (102)      732     2,819     2,141     1,943
                                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before provision for income
  taxes and minority interest.............      (73)      219     2,770     1,715    (2,142)   (2,751)    1,002
Provision for income taxes................        3         5       645       238       850       780       380
Minority interest.........................       (3)       71       310       (20)        4         1        (2)
                                            -------   -------   -------   -------   -------   -------   -------
Net income (loss).........................  $   (73)  $   143     1,815   $ 1,497   $(2,996)  $(3,532)  $   624
                                            =======   =======   =======   =======   =======   =======   =======
         Net income (loss) per share......  $ (0.01)  $  0.03   $  0.28   $  0.16   $ (0.27)  $ (0.33)  $  0.05
                                            =======   =======   =======   =======   =======   =======   =======



                                                                  DECEMBER 31,                         AS OF
                                                 -----------------------------------------------   SEPTEMBER 30,
                                                  1992      1993      1994      1995      1996         1997
                                                 -------   -------   -------   -------   -------   -------------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)......................  $   427   $  (102)  $ 1,841   $61,603   $57,587      $59,570
Total assets...................................    5,730     7,900    13,404    79,463    83,690       85,442
Long-term debt, less current portion...........      482       445       730       769       240           35
Stockholders' equity...........................    1,080     1,413     3,318    65,686    69,276       71,556

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
                                  (UNAUDITED)

                                                                                               NINE MONTHS
                                   YEAR ENDED          YEAR ENDED          YEAR ENDED             ENDED
                                DECEMBER 31, 1994   DECEMBER 31, 1995   DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                -----------------   -----------------   -----------------   ------------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues..............      $ 47,898            $ 63,349            $ 95,203             $ 86,489
  Gross margin................        35,884              46,843              67,919               61,933
  Charge for purchased in-
    process product
    development and
    acquisition related
    charges...................         4,317               1,160               5,326               17,568
  Operating income (loss).....           205               1,642             (16,296)             (11,718)
  Income (loss) before income
    taxes.....................          (151)              1,176             (14,623)             (10,107)
  Net loss....................           (73)               (245)            (15,645)             (11,904)
  Preferred stock dividends...          (200)               (199)                (28)                  --
  Net loss applicable to
    common shareholders.......      $   (273)           $   (444)           $(15,673)            $(11,904)
                                    ========            ========            ========             ========
  Net loss per share of common
    stock.....................      $  (0.02)           $  (0.02)           $  (0.67)            $  (0.48)
                                    ========            ========            ========             ========
  Weighted average common and
    common equivalent shares
    outstanding...............        16,075              19,049              23,387               24,939
                                    ========            ========            ========             ========

                                               AS OF
                                         SEPTEMBER 30, 1997
                                         ------------------
BALANCE SHEET DATA:
Working capital........................       $105,807
Total assets...........................        186,166
Long-term debt, less current portion...             35
Shareholders' equity...................        145,753

                                  RISK FACTORS

     In considering whether to approve the Merger and the Merger Agreement, the Harbinger Stockholders and the Premenos Shareholders should carefully consider, in addition to the other information in this Joint Proxy Statement/Prospectus, the following matters.

     Integration of Recent Acquisitions; Future Acquisitions. Harbinger has completed a number of acquisitions since January 1, 1996, including the acquisitions of Atlas, Acquion, SupplyTech, Inc. and its affiliated entities (collectively, "SupplyTech"), and the minority interests of Harbinger NET Services, LLC ("HNS"). Acquion, SupplyTech and HNS historically have reported significant operating losses. In addition, the proposed acquisition of Premenos represents Harbinger's largest acquisition to date and will require significant management time and attention to successfully integrate its business and operations with that of Harbinger. Harbinger's acquisitions present a number of risks and challenges, including the historical operating losses of Acquion, SupplyTech and HNS, the integration of the software products of the acquired companies into Harbinger's current suite of products, the integration of the sales forces of acquired companies into Harbinger's existing sales operations, the coordination of customer support services, the integration of international operations of acquired companies with Harbinger's international affiliates, and the diversion of management's attention from other business concerns. Moreover, several of the products of newly acquired business address the same markets as, and may therefore be competitive with, or redundant with, existing Harbinger products. In connection with its prior acquisitions, Harbinger has experienced the following effects during the periods subsequent to such acquisitions: integration costs and expenses associated with such acquisition transactions; refinement of the acquired companies business operations to conform to Harbinger's mission and strategy; the discontinuance of the non-core business operations of the acquired company; and elimination of certain revenue opportunities as a result of product overlap, channel conflict, or other competitive overlap. Management of Harbinger currently anticipates that all or certain of the foregoing factors may impact future operating results of Harbinger following consummation of the Merger, including, but not limited to, the rate of growth in revenue and operating income (before special charges) of the combined company in future periods. There can be no assurance that Harbinger can successfully assimilate its operations and integrate its software products with these recently acquired operations, software products and technologies, that Harbinger will be successful in repositioning its products on a timely basis to achieve market acceptance or that the integration efforts associated with recent acquisitions will not have a material adverse effect upon Harbinger's business or results of operations in future periods. Any delay in such integration efforts or adverse developments associated therewith could have a material adverse effect on Harbinger.

     Harbinger's growth has been significantly enhanced through acquisitions of other businesses, products and licenses. There can be no assurance that in the future Harbinger will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into Harbinger's operations. Operational and software integration problems may arise if Harbinger undertakes future acquisitions of complementary products, technologies or businesses. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of debt, the write-off of in-process product development and capitalized product costs, integration costs, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on Harbinger. Acquisitions involve numerous additional risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, differing company cultures, the diversion of management's attention from other business concerns, risks of entering markets in which Harbinger has little or no direct prior experience, and the potential loss of key employees of the acquired company. Customer satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of Harbinger as a whole. Although Harbinger expects to have cash resources of approximately $100 million upon conclusion of the proposed transactions, to the extent Harbinger desires to finance a future acquisition, there can be no assurance that Harbinger will be able to secure financing for such a transaction on reasonable terms or at all. See "Ability to Manage Growth."

     Factors Affecting Operating Results; Potential Fluctuations in Quarterly Results. Although Harbinger has been able to grow its revenue and operating income (before special charges) in the past, there can be no assurance that Harbinger will be able to continue to grow its revenue and operating income at historical levels in the future or that fluctuations in revenue or operating income growth will not occur in future periods. Factors currently known to management that could impact the rate of growth in revenue or operating income in future periods include, but are not limited to, the management time and effort currently anticipated in connection with the integration of recently acquired businesses and a slowdown in the rate of growth of AS/400 EDI sales. In addition, Harbinger's quarterly operating results have in the past and may in the future vary or decrease significantly depending on factors such as revenue from software sales, the timing of new product and service announcements, changes in pricing policies by Harbinger and its competitors, market acceptance of new and enhanced versions of Harbinger's products, the size and timing of significant orders, changes in operating expenses, changes in Harbinger's strategy, personnel changes, government regulation, the introduction of alternative technologies, the effect of acquisitions and general economic factors. Harbinger has limited or no control over many of these factors. Harbinger has experienced losses in the past, and at September 30, 1997, Harbinger had an accumulated deficit of approximately $44.3 million. Harbinger operates with virtually no software product order backlog because its software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of purchases of services requested and product orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for electronic commerce and EDI software products is rapidly evolving and Harbinger's revenues in any period may be significantly affected by the announcements and product offerings of Harbinger's competitors as well as alternative technologies. Harbinger's IVAS product is more complex and expensive compared to Harbinger's other electronic commerce and Internet products introduced to date, and will generally involve significant investment decisions by prospective customers. Accordingly, Harbinger expects that in selling its IVAS product it will encounter risks typical of companies that rely on large dollar purchase decisions, including the reluctance of purchasers to commit to major investments in new products and protracted sales cycles, both of which add to the difficulty of predicting future revenues and may result in quarterly fluctuations. Harbinger's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, Harbinger may be unable or unwilling to reduce expenses proportionately and operating results are likely to be adversely affected. As a result, Harbinger believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter or quarters Harbinger's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Harbinger Common Stock will likely be adversely affected in a material manner.

     Harbinger recognizes revenues for software license fees upon shipment, net of estimated returns. Customers using Harbinger's PC products are permitted to return products after delivery for a specified period, generally 60 days. Harbinger generally has experienced returns of approximately 20% to 30% of the PC product license fees, and Harbinger records revenues after a deduction for estimated returns. Any material increase in Harbinger's return experience could have an adverse effect on its operating results. See "Integration of Recent Acquisitions; Future Acquisitions."

     Acquisition-Related and Other Charges; Expected Loss in Year Ending December 31, 1997. In the first quarter of 1997, Harbinger incurred approximately $16.3 million in acquisition related charges and $2.4 million in losses on early debt extinguishment. In the third quarter, Harbinger incurred aggregate charges of approximately $14.9 million. Harbinger currently anticipates that it will incur total charges in the range of $20.0 to $30.0 million in the fourth quarter of 1997 and the first quarter of 1998 relating primarily to the Merger and certain costs and charges associated therewith. To the extent that the Merger is not consummated in the fourth quarter of 1997, approximately $2.0 to $3.0 million of integration activity costs associated with such acquisition will be incurred in the fourth quarter of 1997, with the remaining Merger-related costs expected to occur in the quarter in which the transaction closes. As a result of these charges, Harbinger incurred a net loss for the first and third quarters of 1997 and expects to incur a net loss for the year ending December 31, 1997. Of the charges incurred in the first and third quarters of 1997, $17.6 million consisted of charges for integration activities associated with acquisitions consummated in such periods. Certain of the costs and expenses incurred in connection with these integration activities and reflected in such charges included internal expense allocations which may recur in other expense categories in the future and may result in an increase in some expense categories in Harbinger's results of operations in future periods.

     Ability to Manage Growth. Harbinger has recently experienced significant growth in revenue, operations and personnel as it has made strategic acquisitions, added subscribers to the Harbinger VAN and IVAS and increased the number of licensees of its software products. This growth may increase as a result of the contemplated transactions with Premenos. This growth could continue to place a significant strain on Harbinger's management and operations, including its sales, marketing, customer support, research and development, finance and administrative operations. Achieving and maintaining profitability during a period of expansion will depend, among other things, on Harbinger's ability to successfully expand its products, services and markets and to manage its operations and acquisitions effectively. Difficulties in managing growth, including difficulties in obtaining and retaining talented management and product development personnel, especially following an acquisition, could have a material adverse effect on Harbinger. See "Integration of Recent Acquisitions; Future Acquisitions."

     Ability to Respond to Rapid Change. Harbinger's future success will depend significantly on its ability to enhance its current products and develop or acquire and market new products which keep pace with technological developments and evolving industry standards as well as respond to changes in customer needs. The market for EDI products and services, VAN services and Internet software products and services is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. There can be no assurance that Harbinger will be successful in developing or acquiring product enhancements or new products to address changing technologies and customer requirements adequately, that it will introduce such products on a timely basis, or that any such products or enhancements will be successful in the marketplace. Harbinger's delay or failure to develop or acquire technological improvements or to adapt its products to technological change would have a material adverse effect on Harbinger's business, results of operations and financial condition. In addition, there is no assurance that Harbinger products and services will not undergo diminished market acceptance due to the rapidly evolving technologies and the development of technological enhancements by competing products and services and that, as a result, the combined company's position in the marketplace will decline. The failure of Harbinger's management team to respond effectively to and manage rapidly changing technological and business conditions as well as the growth of its own business, should it occur, could have a material adverse impact on Harbinger's business, results of operations and prospects.

     Intense Competition. The electronic commerce, EDI and network services and products businesses are intensely competitive, and Harbinger has many competitors with substantially greater financial, marketing, personnel and technological resources than Harbinger. Other companies offer products and services that may be considered by customers to be acceptable alternatives to Harbinger's products and services. Certain companies also operate private computer networks for transacting business with their trading partners and Harbinger expects other companies to offer products and services competitive with the Templar, TrustedLink Guardian and IVAS products and services. It is expected that other companies may develop and implement similar computer-to-computer networks, some of which may be "public" networks such as Harbinger's and others may be "private," providing services only to a specific group of trading partners, thereby reducing Harbinger's ability to increase sales of its network services. In addition, several companies offer PC-based, midrange NT and UNIX, and mainframe and Internet computer software products which compete with Harbinger's software products. Advanced operating systems and applications software from Microsoft and other vendors also may offer electronic commerce functions that limit Harbinger's ability to sell its software products. Harbinger believes that the continuing acceptance of electronic commerce and EDI will attract new competitors, including software applications and operating systems companies that may bundle electronic commerce solutions with their programs, and alternative technologies that may be more sophisticated and cost effective than Harbinger's products and services. Competitive companies may offer certain electronic commerce products or services, such as communications software or network transactional services, at no charge or a deeply discounted charge, in order to obtain the sale of other products or services. Since Harbinger's agreements with its network subscribers are terminable upon 30 days' notice, Harbinger does not have the contractual right to prevent its customers from changing to a competing network. See "Dependence on New Products; Industry Standards." Competitors that offer products and/or services that compete with various of Harbinger's products and services include, among others, Advantis Systems, Inc.; AT&T; Computer Associates International, Inc.; EDS; General Electric Information Systems; QuickResponse

Services, Inc.; Sterling Commerce, Inc. and a joint venture between British Telecommunications Plc and MCI Communications Corporation; as well as the internal programming staffs of various businesses engaging in electronic commerce.

     Emergence of Electronic Commerce Over the Internet. The Internet provides an alternative means of providing electronic commerce to business trading partners. The market for Internet software and services is both emerging and highly competitive, ranging from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than Harbinger. In addition to Harbinger's Internet related products and services, several existing competitors of Harbinger have introduced their own Internet electronic commerce products and services. Moreover, new competitors, which may include telephone companies and media companies, are likely to increase the provision of business-to-business data transmission services using the Internet. There is no assurance that the Internet will become an accepted method of electronic commerce. There is no assurance that Harbinger's TrustedLink Guardian end user software and IVAS or that Premenos' Templar product, which enable electronic commerce over the Internet, will be accepted in the Internet market or can be competitive with other products based on evolving technologies. If the Internet becomes an accepted method of electronic commerce, Harbinger could lose network customers from its VAN which would reduce recurring revenue from network services and have a material adverse effect on Harbinger. Even if customers choose Harbinger's Internet solutions, the revenue gained from the sale of these solutions may not offset the loss of revenue from the sale of Harbinger's traditional EDI solutions.

     The use of Harbinger's and Premenos' Internet electronic commerce products and services will depend in large part upon the continued development of the infrastructure for providing Internet access and services. Use of the Internet for business-to-business electronic commerce services raises numerous issues that greatly impact the development of this market. These issues include reliability, data security and data integrity, timely transmission, and pricing of products and services. Because global commerce and online exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, substantial growth in the number of users and the amount of traffic. There can be no assurance that the Internet will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by Harbinger and Premenos. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, Harbinger's business, operating results or financial condition will be materially adversely affected. See "Dependence on New Products; Industry Standards."

     Dependence on New Products; Industry Standards. The electronic commerce industry is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Harbinger's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in electronic commerce product and service technologies, enhance existing products and services and introduce and acquire new products and services on a timely basis to keep pace with technological developments. There can be no assurance that Harbinger will be successful in developing,acquiring or marketing new or enhanced products or services that respond to technological change or evolving industry standards, that Harbinger will not experience difficulties that could delay or prevent the successful development, acquisition or marketing of such products or services or that its new or enhanced products and services will adequately meet the requirements of the marketplace and achieve market acceptance. In the past, Harbinger has experienced delays in the commencement of commercial shipments of new products and enhancements, resulting in delays or losses of product revenues. Such delays or failure in the introduction of new or enhanced products or services, or the failure of such products or services to achieve market acceptance, could have a material adverse effect on the business, results of operations and financial condition of Harbinger.

     Investment in International Subsidiaries; International Growth and Operations. Harbinger believes that its continued growth and profitability will require expansion of its international operations through its international subsidiaries, including Atlas, NTEX Holding, B.V. ("NTEX") and INOVIS GmbH & Co. ("INOVIS") in Germany as well as the international operations of SupplyTech in the United Kingdom, Italy and Mexico (collectively, the "International Subsidiaries"). The combined company will also have an office in Paris, France. This expansion will require financial resources and significant management attention, particularly by certain members of the management of Harbinger. Harbinger's ability to successfully expand its business internationally will also depend upon its ability to attract and retain both talented and qualified managerial, technical and sales personnel and electronic commerce services customers outside the United States and its ability to continue to effectively manage its domestic operations while focusing on international expansion. Certain of the International Subsidiaries have experienced operating losses in their recent histories and some have experienced significant operating losses in their recent histories. To the extent that the International Subsidiaries are unable to penetrate international markets in a timely and profitable manner, Harbinger's growth, if any, in international sales will be limited, and Harbinger could be materially adversely affected. During the third quarter of 1997, Harbinger's growth in revenue was adversely affected by a fluctuation in currency exchange rates, management issues associated with its European operations, and general softness in demand in the European markets. There can be no assurance that such matters will not affect Harbinger's results of operation in future periods. Moreover, Harbinger's ability to successfully implement its international strategy may require installation and operation of a value-added network and implementation of its IVAS software in other countries, as well as additional improvements to its infrastructure and management information systems, including its international customer support systems. In addition, there can be no assurance that Harbinger will be able to maintain or increase international market demand for Harbinger's products or services. See "Integration of Recent Acquisitions; Future Acquisitions."

     International operations are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, longer payment cycles, increased difficulties in collecting accounts receivable and potentially adverse tax consequences. To the extent international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of revenues, operating expenses, accounts receivable and accounts payable arising from international operations may contribute to fluctuations in Harbinger's results of operations. Harbinger has not entered into any hedging or other arrangements for the purpose of guarding against the risk of currency fluctuation. In addition, sales in Europe and certain other parts of the world typically are adversely affected in the third calendar quarter of each year because many customers reduce their business activities in the summer months.

     Dependence on Key Management and Personnel; Ability to Attract and Retain Qualified Personnel. Harbinger's success is largely dependent upon its executive officers and key sales and technical personnel, the loss of one or more of whom could have a material adverse effect on Harbinger. The future success of Harbinger will depend in large part upon its ability to attract and retain talented and qualified personnel. In particular, Harbinger believes that it will be important for Harbinger to hire experienced product development and sales personnel. Competition in the recruitment of highly-qualified personnel in the computer software and electronic commerce industries is intense. The inability of Harbinger to locate and retain such personnel may have a material adverse effect on Harbinger. No assurance can be given that Harbinger can retain its key employees or that it can attract qualified personnel in the future. Harbinger currently carries key-person life insurance policies on the lives of Messrs. Howle, Leach and Davis.

     Dependence on Alliance Partners. Harbinger has various agreements with alliance partners for the distribution and marketing of certain software products of Harbinger. These alliance partners pay Harbinger royalties representing a percentage of fees generated from the sale of software licensed from Harbinger. For the years ended December 31, 1995 and 1996, revenues from one of these alliance partners were approximately $1.4 million and $5.7 million, respectively, which equaled the contractual minimum royalty during those years. There is no minimum royalty obligation after 1996, and Harbinger has experienced and believes that revenues from this alliance partner will substantially decline in 1997 as compared to 1996. Further, based on recent amendments to the arrangement, Harbinger has experienced and believes that the average collection period related to cash flows derived from royalty revenues earned from this alliance partner will lengthen substantially. In addition, Premenos is dependent on a distribution partner for approximately 6% of its revenues, arising principally from this partner's distribution efforts in Europe and other overseas locations. There can be no assurance that this partner will continue to distribute Premenos products after the Merger, or that such distribution efforts, if continued, will achieve the same degree of results.

     Risks of Product Development. Software products as complex as those offered by Harbinger may contain undetected errors or failures when first introduced or when new versions are released. If software errors are discovered after introduction, Harbinger could experience delays or lost revenues during the period required to correct these errors. There can be no assurance that, despite testing by Harbinger and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, and loss of revenue because of the inability to sell the new product on a timely basis, any one or more of which could have a material adverse effect on Harbinger.

     Dependence on Data Centers. The network service operations of Harbinger are dependent upon the ability to protect computer equipment and the information stored in Harbinger's data centers against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices and other similar events. Notwithstanding precautions Harbinger has taken, there can be no assurance that a fire or other natural disaster, including national, regional or local telecommunications outages, would not result in a prolonged outage of Harbinger's network services. In the event of a disaster, and depending on the nature of the disaster, it may take from several hours to several days before Harbinger's off-site computer system can become operational for all of Harbinger's customers, and use of the alternative off-site computer would result in substantial additional cost to Harbinger. In the event that an outage of Harbinger's network extends for more than several hours, Harbinger will experience a reduction in revenues by reason of such outage. In the event that such outage extends for one or more days, Harbinger could potentially lose many of its customers, which may have a material adverse effect on Harbinger.

     Dependence upon Certain Licenses. Harbinger relies on certain technology that it licenses from third parties and other products that are integrated with internally developed software and used in Harbinger's products to perform key functions or to add important features. There can be no assurance that Harbinger will be successful in negotiating third-party technology licenses on suitable terms or that such licenses will not be terminated in the future. Moreover, any delay or product problems experienced by such third party suppliers could result in delays in introduction of Harbinger's products and services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on Harbinger's business, operating results and financial condition.

     Limited Protection of Proprietary Technology; Risks of
Infringement. Harbinger relies primarily on a combination of copyright, patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Harbinger seeks to protect its software, documentation and other written materials principally under trade secret and copyright laws, which afford only limited protection. Harbinger presently has one patent for an electronic document interchange test facility and a patent application pending for an EDI communication system. Despite Harbinger's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Harbinger's products or to obtain and use information that Harbinger regards as proprietary. There can be no assurance that Harbinger's means of protecting its proprietary rights will be adequate or that Harbinger's competitors will not independently develop similar technology. In distributing many of its products, Harbinger relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, Harbinger has licensed it products to users and distributors in other countries, and the laws of some foreign countries do not protect Harbinger's proprietary rights to as great an extent as the laws of the United States. Harbinger does not believe that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by Harbinger with respect to current or future products, and Harbinger has agreed to indemnify many of its customers against such claims. Harbinger expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in electronic commerce grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Harbinger to enter into royalty or licensing agreements and indemnify its customers against resulting liability, if any. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Harbinger or at all, which could have a material adverse effect on Harbinger.

     Government Regulatory and Industrial Policy Risks. Harbinger's network services are transmitted to its customers over dedicated and public telephone lines. These lines are governed by Federal and state regulations establishing the rates, terms and conditions for their use. Changes in the legislative and regulatory environment relating to online services, EDI or the Internet access industry, including regulatory or legislative changes which directly or indirectly affect telecommunication costs, restrict content or increase the likelihood of competition from regional telephone companies or others, could have a material adverse effect on Harbinger's business. The Telecommunications Act of 1996 ("Act") amended the federal telecommunications laws by lifting restrictions on regional telephone companies and others competing with Harbinger and imposed certain restrictions regarding obscene and indecent content communicated to minors over the Internet or through interactive computer services. The Act set in motion certain events that will lead to the elimination of restrictions on regional telephone companies providing transport between defined geographic boundaries associated with the provision of their own information services. This will enable regional telephone companies to more readily compete with Harbinger by packaging information service offerings with other services and providing them on a wider geographic scale. While provisions of the Act prohibiting the use of a telecommunications device or interactive computer service to send or display indecent material to minors have been held by the U.S. Supreme Court to be unconstitutional, there can be no assurance that future legislative or regulatory efforts to limit use of the Internet in a manner harmful to Harbinger will not be successful. The Clinton administration has announced an initiative to establish a framework for global electronic commerce. Also, some countries such as Germany have adopted laws regulating aspects of the Internet, and there are a number of bills currently being considered in the United States at the federal and state levels involving encryption and digital signatures, all of which may impact Harbinger. Harbinger cannot predict the impact, if any, that the Act and future court opinions, legislation, regulations or regulatory changes in the United States or other countries may have on its business. Management believes that Harbinger is in compliance with all material applicable regulations. Harbinger's Trusted Link Guardian product and the Templar product both incorporate encryption technology which is subject to U.S. export control regulations. Although both products are currently exportable under licenses granted by the Commerce Department, government regulation in this area is subject to frequent change and there can be no assurance that these products will remain exportable.

     Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Prices. Sales of substantial numbers of shares of Harbinger Common Stock in the public market could adversely affect the market price of the Harbinger Common Stock and make it more difficult for Harbinger to raise funds through equity offerings in the future. Two of Premenos' principal stockholders will each hold, and several current Harbinger shareholders do each hold, in excess of 1 million shares of the outstanding Harbinger Common Stock and a sale by one or more of these stockholders of a substantial portion of their shares could adversely affect the market price of the Harbinger Common Stock.

     Anti-Takeover Provisions. The Harbinger Board has authority to issue up to 20,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by Harbinger Shareholders. The rights of the holders of Harbinger Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While Harbinger has no present intention to issue additional shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Harbinger. In addition, the Harbinger Charter and the Harbinger Bylaws contain provisions that may discourage proposals or bids to acquire Harbinger. This could limit the price that certain investors might be willing to pay in the future for shares of Harbinger Common Stock. The Harbinger Charter provides for a classified board of directors with three-year, staggered terms for its members. The classification of the Harbinger Board could have the effect of making it more difficult for a third party to acquire control of Harbinger.

     Loss of Rights by Premenos Shareholders. The rights of the holders of Premenos Common Stock are presently governed by Delaware Law, the Premenos Charter and the Premenos Bylaws. After consummation of the Merger, the rights of the holders of Premenos Common Shares that are converted into Harbinger Common Stock will be governed by Georgia Law, the Harbinger Charter and the Harbinger Bylaws. Certain differences may reduce certain existing rights of Premenos Stockholders. See "Comparative Rights of Shareholders."

                         THE HARBINGER SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The Harbinger Special Meeting will be held on             , 1997 at
     .m. local time, at the offices of King & Spalding, 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303. At the Harbinger Special Meeting, holders of Harbinger Common Stock will be asked to consider and vote upon proposals to (i) approve the Merger Agreement, the Merger and the Stock Issuance and (ii) approve the Amendment. Copies of the Merger Agreement and the Amendment are attached hereto as Annex A and Annex B, respectively and are incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of shares of Harbinger Common Stock at the close of business on November 17, 1997 are entitled to notice of and to vote at the Harbinger Special Meeting and any adjournment or postponement thereof. As of
such date, there were        shares of Harbinger Common Stock issued and
outstanding held by approximately      holders of record. Holders of record of
Harbinger Common Stock on the Harbinger Record Date are entitled to one vote per share on any matter that may properly come before the Harbinger Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of Harbinger Common Stock issued and outstanding as of the Harbinger Record Date will constitute a quorum for the transaction of business at the Harbinger Special Meeting or any adjournment thereof. The affirmative vote of a majority of the total votes cast by holders of shares of Harbinger Common Stock present (in person or by proxy) and entitled to vote at the Harbinger Special Meeting is necessary to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment. Shares of Harbinger Common Stock held by nominees for beneficial owners will be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented even if the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (a "broker non-vote"). Broker non-votes will not be counted as votes for or against matters presented for shareholder consideration. Abstentions with respect to the proposals to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment are counted for purposes of establishing a quorum, but will not be counted as affirmative votes for the approval of the Merger Agreement, the Merger, the Stock Issuance and the Amendment.

     As of the Harbinger Record Date, the executive officers and directors of
Harbinger and their affiliates beneficially owned an aggregate of        shares
of Harbinger Common Stock (not including      shares of Harbinger Common Stock
issuable upon the exercise of Harbinger options held by such persons), or
approximately      of the shares of Harbinger Common Stock then outstanding.
Each of the executive officers and directors of Harbinger has advised Harbinger that he intends to vote his shares of Harbinger Common Stock in favor of each of the proposals to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the Harbinger Special Meeting is enclosed with the copies of Joint Proxy Statement/Prospectus being sent to Harbinger Shareholders. All shares of Harbinger Common Stock held of record as of the Harbinger Record Date represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR each of the proposals to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment and, in the discretion of the proxy holder, as to any other matter which may properly come before the Harbinger Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Harbinger Secretary or by submitting a proxy having a later date or by such person appearing at the Harbinger Special Meeting and electing to vote in person. Presence at the Harbinger Special Meeting will not revoke a shareholder's proxy unless such shareholder votes in person.

     Harbinger has retained           to aid in the solicitation of proxies. It
is estimated that the cost of these services will be approximately $ plus expenses. The cost of soliciting proxies will be borne by Harbinger. Proxies may be solicited by personal interview, mail and telephone. In addition, Harbinger may reimburse brokerage firms and other persons representing beneficial owners of shares of Harbinger Common Stock for their expenses in forwarding solicitation materials to beneficial owners. Proxies may also be solicited by certain of Harbinger's executive officers, directors and regular employees, without additional compensation, personally or by telephone or facsimile transmission.

     The Harbinger Board is unaware of any matters to be presented at the Harbinger Special Meeting other than the proposal to approve the Merger Agreement, the Merger, the Stock Issuance and the Amendment, but if other matters do come properly before the Harbinger Special Meeting it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment.

                          THE PREMENOS SPECIAL MEETING

     The Premenos Special Meeting will be held on             , 1997 at
a.m. local time, at the Hilton Hotel, located at 1970 Diamond Boulevard, Concord, California 94520. At the Premenos Special Meeting, holders of Premenos Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement and the Merger. A copy of the Merger Agreement is attached hereto as Annex A and is incorporated herein by reference.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only holders of record of Premenos Common Stock at the close of business on November 17, 1997 are entitled to notice of and to vote at the Premenos Special
Meeting. As of such date, there were        shares of Premenos Common Stock
issued and outstanding held by approximately      holders of record. Holders of
record of Premenos Common Stock on the Premenos Record Date are entitled to one vote per share on any matter that may properly come before the Premenos Special Meeting.

VOTE REQUIRED; SECURITY OWNERSHIP OF MANAGEMENT

     The presence in person or by proxy of the holders of a majority of the shares of Premenos Common Stock issued and outstanding as of the Premenos Record Date and entitled to vote at the Premenos Special Meeting will constitute a quorum at the Premenos Special Meeting or any adjournment thereof. The affirmative vote of the holders of a majority of the shares of Premenos Common Stock outstanding and entitled to vote at the Premenos Special Meeting is necessary to approve the Merger and the Merger Agreement. Abstentions and broker non-votes will be included in the determination of the number of shares of Premenos Common Stock present at the Premenos Special Meeting for quorum purposes, and abstentions will have the same effect as a negative vote.

     As of the Premenos Record Date, the executive officers and directors of
Premenos and their affiliates beneficially owned an aggregate of        shares
of Premenos Common Stock (not including      shares of Premenos Common Stock
issuable upon the exercise of options held by such persons), or approximately
     % of the shares of Premenos Common Stock then outstanding. Lew Jenkins, Chairman of Premenos, and David Hildes, Vice Chairman and Secretary of Premenos,
who as of the Premenos Record Date owned in the aggregate approximately      %
of the outstanding Premenos Common Stock, have entered into Proxy Agreements with Harbinger pursuant to which they have granted to Harbinger an irrevocable proxy to vote the shares of Premenos Common Stock held by them in favor of the Merger and the Merger Agreement at the

Premenos Special Meeting. Each of the executive officers and directors of Premenos has advised Premenos that he intends to vote his shares of Premenos Common Stock to approve the Merger and the Merger Agreement.

SOLICITATION AND REVOCATION OF PROXIES

     A form of proxy for the Premenos Special Meeting is enclosed with the copies of this Joint Proxy Statement/Prospectus being sent to Premenos Stockholders. All shares of Premenos Common Stock held of record as of the Premenos Record Date and represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted FOR approval of the Merger Agreement, the Merger and the Stock Issuance and, in the discretion of the proxy holder, as to any other matter which may properly come before the Premenos Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked in writing by the person giving it at any time before the proxy is exercised by giving notice to the Premenos Secretary or by submitting a proxy having a later date or by such person appearing at the Premenos Special Meeting and electing to vote in person. Presence at the Premenos Special Meeting will not revoke a stockholder's proxy unless such shareholder votes in person.

     Premenos has retained           to aid in the solicitation of proxies. It
is estimated that the cost of these services will be approximately $ plus expenses. The cost of soliciting proxies will be borne by Premenos. Proxies may be solicited by personal interview, mail and telephone. In addition, Premenos may reimburse brokerage firms and other persons representing beneficial owners of shares of Premenos Common Stock for their expenses in forwarding solicitation materials to beneficial owners. Proxies may also be solicited by certain of Premenos' executive officers, trust managers and regular employees, without additional compensation, personally or by telephone or facsimile transmission.

     The Premenos Board is unaware of any matters to be presented for action at the Premenos Special Meeting other than the proposal to approve the Merger and the Merger Agreement, but if other matters do come properly before the Premenos Special Meeting it is intended that shares of Premenos Common Stock represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment.

                                   THE MERGER

     THE DETAILED TERMS OF THE MERGER ARE CONTAINED IN THE MERGER AGREEMENT ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION DESCRIBES CERTAIN ASPECTS OF THE MERGER AND THE TERMS OF THE MERGER AGREEMENT. THIS DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS INCORPORATED BY REFERENCE HEREIN AND WHICH THE HARBINGER SHAREHOLDERS AND THE PREMENOS STOCKHOLDERS ARE URGED TO READ CAREFULLY.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. From time to time following its initial public offering in September 1995, the Premenos Board discussed various potential strategic transactions, including business combinations in which the business of Premenos would be acquired or in which Premenos would acquire other businesses. From time to time following its initial public offering, Lew Jenkins, the Chairman of Premenos, also received unsolicited proposals from various entities suggesting a business combination with Premenos. Although several of these business combinations were the subject of discussions by management or the Premenos Board, the primary focus of Premenos was to pursue a business strategy of internal growth, product diversification, acquisitions and recruiting appropriate management personnel with the strategic objective of becoming a leading provider of electronic commerce software and services.

     In June 1996, Harbinger and Premenos began discussions regarding a possible business combination. Lew Jenkins, the Chairman of Premenos, and Tycho Howle, the Chairman of Harbinger, as well as senior management from both Harbinger and Premenos, participated in those preliminary discussions and the Board of Premenos was advised of such preliminary discussions. However, those preliminary discussions did not result in an agreement between the parties and were terminated. Discussions between Harbinger and Premenos were renewed in October 1996, but the parties determined at that time not to proceed with a business combination.

     Beginning in April 1997, representatives of Harbinger's investment advisor and a representative of Premenos' investment advisor conducted preliminary discussions as to a possible business combination between Harbinger and Premenos. On May 28, 1997 Harbinger delivered a letter to Premenos expressing the interest of Harbinger in pursuing a merger with Premenos. The letter included a range of possible prices and a preliminary structure for a potential business combination. After informal consultation between the Chairman of Premenos and members of the Premenos Board, a meeting was held on June 10, 1997 concerning possible business synergies, strategic considerations to both parties arising from such a business combination and possible timing and valuation matters. No agreements were reached at that meeting.

     In early July 1997, a meeting was held in San Francisco, California between representatives of Premenos and its investment advisor and representatives of Harbinger and its investment advisor to discuss business strategies. No agreement was reached at that meeting, and no further discussions were held between the parties until September 4, 1997.

     After further informal consultations between the Chairman of Premenos and members of the Premenos Board, a meeting was held on September 4, 1997 to discuss sources of Premenos value, potential synergies, strategic considerations, selected financial and operating data and various financial considerations. On September 25, 1997, an additional meeting attended by counsel to Premenos and Premenos' and Harbinger's investment advisors was held to discuss the possible terms of a transaction, including its possible structure, timing and financial terms.

     On September 29, 1997, Harbinger delivered a proposed term sheet to Premenos which outlined a specific financial and structural proposal for a business combination between Harbinger and Premenos. Between September 29 and October 10, 1997, the term sheet proposed by Harbinger was the subject of extensive negotiation between representatives of Harbinger and Premenos. On October 8, 1997, the Chairman of Premenos consulted with members of the Premenos Board informally by telephone conference call to consider the proposal made by Harbinger, the potential business synergies and potential risks arising from a business combination between Premenos and Harbinger and to give general guidelines as to negotiating strategy and objectives.

     On October 12, 1997, the Premenos Board met by conference telephone call and considered at length the proposal by Harbinger, the synergies and risks inherent in a business combination with Harbinger and the merits and risks of a business combination with Harbinger as compared with the merits and risks of other alternatives, including the continued execution by Premenos of its business strategy. The Premenos Board was advised at that meeting by representatives of Bryan Cave LLP and Cooley Godward, L.L.P. The Premenos Board unanimously concluded that it was advisable to pursue the proposed business combination with Harbinger and authorized continued negotiations with Harbinger.

     During the week of October 13, 1997 through October 17, 1997, representatives of Premenos and its investment advisors met with representatives of Harbinger and its investment advisors to discuss and negotiate various aspects of the business combination, including integration issues, product issues, business strategy issues, potential acquisitions, financial matters and various matters related to the proposed business combination and to conduct mutual due diligence. Similar meetings were held from October 19, 1997 through October 21, 1997.

     On October 17, 1997, the Premenos Board met by conference telephone call to further consider the business combination with Harbinger and related matters. The Premenos Board was advised at that meeting by representatives of Cooley Godward, L.L.P. and Bryan Cave LLP, and a representative of each of its investment advisors.

     The Premenos Board met again on October 22, 1997 to further consider the proposed transaction with Harbinger, to receive reports from various members of Premenos management with regard to their business assessments and investigations and to consider the specific terms of a merger agreement which had been the subject of substantial negotiations between representatives of Harbinger and representatives of Premenos. Prior to the meeting, the directors had been provided with near final versions of the Merger Agreement and related agreements, as well as a detailed written report from Hambrecht & Quist relating to the transaction and its potential consequences. At the meeting, the Premenos Board received a detailed oral report from Hambrecht & Quist regarding the proposed transaction, including its opinion that the consideration to be received by Premenos Stockholders was fair, from a financial point of view, to the Premenos Stockholders (such oral opinion was subsequently confirmed by delivery of the written opinion of Hambrecht & Quist). The Premenos Board concluded that the proposed transaction was in the best interest of Premenos and its stockholders and that, in order to maximize the likelihood and benefit of the proposed transaction, that the definitive Merger Agreement which had been negotiated and discussed should be executed expeditiously.

     On October 23, 1997, the Premenos Board met to consider the status of final negotiations of the Merger Agreement, to review and consider updated due diligence reports and to review and consider the benefits of the transaction to Premenos Stockholders. Following a discussion, the Premenos Board unanimously
(i) determined that the terms of the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interest of, Premenos and its stockholders, (ii) approved the Merger Agreement, the Merger and all related arrangements contemplated thereby, and (iii) resolved to recommend that the Premenos Stockholders vote for the approval of the Merger and the Merger Agreement at a special meeting of the Premenos Stockholders to be held for such purpose.

     On October 22, 1997, the Harbinger Board met to review and consider the Merger. During this meeting, the Harbinger Board received, among other things, reports from senior management of Harbinger concerning the business reasons for the Merger and their due diligence findings with respect to Premenos, a report from BT Alex. Brown on the financial terms of the Merger and a report from legal counsel on the terms of the Merger Agreement and other significant documentation proposed to be executed in conjunction with the Merger. On October 23, 1997, the Harbinger Board convened a telephone meeting and received an update of the terms of the definitive Merger Agreement and other documentation to be executed in connection with the Merger, a report on the proposed accounting treatment for the Merger and an oral report (subsequently confirmed in writing) of BT Alex. Brown that the Conversion Ratio is fair, from a financial point of view, to Harbinger. The Harbinger Board approved the Merger Agreement, the Merger and the Amendment by unanimous vote of the directors present. The Merger Agreement was executed on October 23, 1997, immediately following the Premenos Board meeting. Public announcement of the Merger was made at the close of the market on October 23, 1997.

  Harbinger's Reasons for the Merger

     In determining to recommend that the Harbinger Shareholders approve the Merger Agreement, the Merger and the Stock Issuance, the Harbinger Board considered a number of factors, including, without limitation, the following:

     Further Strategic Mission. Harbinger's primary mission is the mass deployment of electronic commerce products and services for routine business-to-business transactions to worldwide trading communities. Management of Harbinger believes that the Merger will enhance Harbinger's ability to execute on its business strategy by expanding the suite of products and services that Harbinger may offer its customers, expanding Harbinger's customer base and enhancing and expanding the base of electronic commerce professionals employed by Harbinger who are skilled in developing electronic commerce solutions for its customers. The Premenos products and services will add EDI/400 (Premenos' leading EDI solution for the AS/400 platform) and EDI/Open V2 (Premenos' EDI solution for the UNIX and NT platforms) to the Harbinger solutions. In addition, Premenos' Templar product (Premenos' leading Internet security product) should further enhance Harbinger's ability to deliver secure Internet-based solutions to its customers. The Merger also will expand Harbinger's customer base to include Premenos' base of over 5,000 customers. Moreover, the Merger will expand and enhance Harbinger's employee base. Premenos employs approximately 270 electronic commerce professionals who are skilled in the design and development of electronic commerce solutions. In addition, Premenos is headquartered in the San Francisco Bay Area, and its location should provide Harbinger with an enhanced ability to recruit electronic commerce professionals from the Bay Area to the combined company in the future.

     Enhanced Market Position. The Merger will further enhance Harbinger's market position as a leading provider of electronic commerce software. Premenos currently is a leading provider of electronic commerce software for the AS/400 platform. In addition, Premenos also provides electronic commerce software for the UNIX and NT platforms that should complement Harbinger's existing products and services for these platforms. Management of Harbinger believes that the Merger will establish the combined company as a leader in the market for low-end PC EDI translation software and Internet and Web-based EDI solutions, the mid-range market for AS/400, UNIX and NT translation software and services and the market for high-end, enterprise MVS, VSE, UNIX and NT translation and communications software and services. Harbinger also believes that the Merger will enhance its ability to develop, market and support Internet-based commerce solutions in various vertical markets.

     Leverage Combined Software Development Teams and Technologies. By combining the Harbinger and Premenos technologies and development teams, Harbinger management believes that they will be able to embed the best features in the next generation of the combined companies' products serving identical platforms. The combined company will be able to integrate product lines to provide a more comprehensive suite of products more efficiently than if either company were to attempt to expand its product line without the assistance of the other. Management of Harbinger also believes that Premenos possesses skilled software development teams that are experienced in the development of electronic commerce products and services for the AS/400, UNIX and NT platforms and the Internet. Management of Harbinger intends to leverage such software development expertise and technology in developing electronic commerce solutions for the customers of the combined enterprise.

     Additional Sales Channels. Management of Harbinger believes that the Merger will further enhance Harbinger's and Premenos' ability to market and sell their respective products. Harbinger expects to continue relationships with Premenos' channel partners, such as Baan, Computer Associates, Coopers & Lybrand, Daily & Walcott, Ernst & Young, IBM, JBA, JD Edwards, Marcam, Oracle, Price Waterhouse, SAP and Vanstar for distribution of its products worldwide. Likewise, Harbinger intends to use its sales channels to promote and sell Premenos products worldwide.

     Administrative and Operational Expenses. Management of Harbinger believes that the Merger should result in long-term business synergies through, among other matters, the sharing of certain administrative, operational, research and development, marketing and public company expenses, which will permit cost savings through the elimination of duplicate costs. Although near-term costs are expected to increase as a result of the Merger and integration-related expenses, Harbinger expects that these costs will decrease over time and be offset by long-term economies of scale resulting from the Merger.

     The foregoing discussion is not intended to be exhaustive, but is believed to include the principal factors considered by the Harbinger Board in determining to approve the Merger. In reaching is determination, the Harbinger Board did not assign any relative or specific weights to the foregoing factors.

     THE HARBINGER BOARD BELIEVES THAT THE MERGER, INCLUDING THE CONVERSION RATIO, IS FAIR AND IN THE BEST INTERESTS OF THE HARBINGER SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE STOCK ISSUANCE AND RECOMMENDS THAT THE HARBINGER SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE STOCK ISSUANCE.

  Premenos' Reasons for the Merger

     In the course of reaching its decision to approve the Merger Agreement and each of the transactions and arrangements contemplated thereby, the Premenos Board consulted with Premenos' legal and financial advisors as well as with Premenos' management, and considered a number of factors, including the following:

     Strategic Fit. The Merger will combine Premenos' technological leadership in EDI software, EDI standards and Internet electronic commerce solutions and its position as a market leader for EDI software for mid-range computers with Harbinger's strengths in product diversity, VAN services, management, EDI roll-out within trading communities and vertical markets. The Premenos Board believes that these strengths are complementary and can be leveraged to create a combined company that has product market leadership across multiple platforms and that can efficiently respond to market and technological demands. Further, Premenos' strength in facilitating electronic commerce over the Internet, namely through its Templar product, is complementary with Harbinger's VAN and IVAS offerings and will give the combined company the ability to address the drawbacks and capitalize on the benefits of each of these diverse delivery systems.

     Product and Platform Diversification. Currently, Premenos is a market leader in the midrange EDI software market and derives a majority of its revenue from sales of its EDI/400 product for the AS/400. The Premenos Board believes that Premenos' continued future success would be dependent, in part, on its ability to develop or acquire new products, increase market penetration of existing offerings and expand its service offerings. The Merger will allow Premenos to offer to new and existing customers fully integrated EDI solutions by combining its EDI/Open, EDI/400 and Templar products with Harbinger's software products, VAN and consulting services. The Merger will enable Premenos to offer a range of electronic commerce products and services across all enterprise computing platforms, i.e., PC, NT and UNIX, midrange (including the AS/400) and mainframe as well as VAN services and consulting. The combined entity will be in a position to offer "one-stop" complete solutions for entire trading communities with delivery over both the Internet and Harbinger's VAN.

     Harbinger Customer Base and Vertical Market Expertise. Harbinger currently services over 46,000 software and network customers, and has developed relationships with many hubs or mini-hubs. Further, Harbinger has developed electronic commerce expertise in numerous vertical markets including aerospace, automotive, chemical, electronics, government, health care, manufacturing, petroleum, retail and utilities. Premenos' Board believes that Harbinger's existing customer base, its focus on vertical markets and its skill in penetrating new vertical markets should provide new opportunities to market Premenos' existing products. The vertical market channels which Harbinger brings to the combined company also provide a base for the introduction of new versions of Premenos' product offerings tailored to the specific needs of these markets. The Premenos Board also believes that it will be able to increase market penetration for its products by utilizing Harbinger's sales force.

     Competitive Position and Growth. The Premenos Board believes that the combination of the companies will improve visibility with customers, attract more experienced management and increase its market place visibility. The Premenos Board believes that the electronic commerce industry will undergo strategic realignment and as a result there will be a competitive advantage to companies such as the combined entity which have the financial and managerial resources to pursue that strategic realignment. The combination of the two companies should enhance further growth and technology development, particularly in light of the cash resources that will be available to the combined entity for future acquisitions, as well as internal product development.

     Management. The Premenos Board believes that Harbinger has assembled a strong management team equipped to lead the combined company ahead as the market for electronic commerce solutions becomes increasingly competitive. The Harbinger combined team will be larger and better positioned through depth and experience than the current Premenos team to effectively manage capital resources, growth, acquisitions and the resulting integration processes and customer development. The Premenos Board believes that the combination will result in minimal management level redundancy and greater overall management depth. See "Risk Factors -- Integration of Recent Acquisitions; Future Acquisitions."

     Compatibilities of the Companies and Potential Synergies. Certain aspects of Premenos' and Harbinger's businesses considered by the Premenos Board in concluding that a combination of Premenos and Harbinger could offer Premenos and its stockholders unique opportunities include: the compatibility of the respective corporate cultures of Premenos and Harbinger; the integration of each company's technology pool and research and development teams; the expansion of Premenos' geographic presence; and the potential synergy of the combined companies in terms of cost savings from sharing certain operating, administrative, research and development, marketing and public company expenses.

     Additional Information, Factors and Risks Considered by the Premenos Board. In addition to the factors outlined above, the Premenos Board made its determination after careful consideration of, and based on, certain additional factors, information and reports, including:

          (i) the terms and conditions of the proposed Merger, including the premium to be paid relative to recent closing prices for Premenos Common Stock, as well as the tax-free nature of the transaction to the Premenos stockholders and the willingness of Messrs. Jenkins and Hildes to vote in favor of the Merger without receiving a control premium;

          (ii) information regarding historical market prices and other information with respect to Premenos Common Stock and Harbinger Common Stock;

          (iii) the prospects for positive long-term performance of Harbinger Common Stock, plus the potential for more limited volatility in such stock (reflecting the combined companies) in comparison to Premenos Common Stock;

          (iv) the presentation of Premenos' financial advisors, The Great Circle Group LLC and Hambrecht & Quist, and the opinion of Hambrecht & Quist as to the fairness of the consideration to be received in the Merger, from a financial point of view, as of the date of such opinion, by the Premenos Stockholders; and

          (v) the Premenos Board's assessment of Premenos' alternatives to the Merger, including remaining an independent company, particularly in light of the current and anticipated future consolidation within the electronic commerce industry and the impact it may have on Premenos' competitive position on a stand-alone basis.

     The Premenos Board also considered a variety of potentially negative factors concerning the Merger, including: (i) the difficulty of integrating, reorganizing and effectively managing the operations of Premenos and Harbinger as a combined company particularly in light of their separate geographic locations and separate corporate cultures which may be compounded by the recent and anticipated additional acquisitions of Harbinger; (ii) the risk that the Merger may cause a higher than ordinary rate of personnel and management turnover which would deprive the combined company of the continuity of management and pool of technical resources necessary to effectively obtain many of the benefits sought to be obtained by the Merger; (iii) the risk that one of Premenos' key international distributors and one or more of its several U.S. distributors may determine to alter or terminate its relationship with Premenos, particularly in the case of the international distributor, since such distributor may view Harbinger as a competitor in light of Harbinger's VAN business; (iv) the risk that Harbinger's international distribution channels will not have the capacity and resources to distribute Premenos' products overseas; (v) the potential disruption of Premenos' business that might result from employee uncertainty and lack of focus following announcement of the Merger and during the integration of the operations of Harbinger and Premenos; (vi) the risk that the combined company might not achieve revenues equal to the sum of the separate companies' anticipated revenues; (vii) the risk that as a result of the transaction customers might face uncertainty that could lead to business disruptions, delays in customer orders or increased difficulty in obtaining customer orders; (viii) the risk that the combined company might not achieve sufficient operating efficiencies to ensure that the Merger would not have a negative effect on the combined company's results of operations or that such efficiencies might not be realized as rapidly as anticipated; (ix) the risk that other benefits sought to be obtained by the Merger would not be obtained; and
(x) other risks described above under "Risk Factors."

     The foregoing discussion of the information and factors considered by the Premenos Board is not intended to be exhaustive but is believed to include the material information and factors considered by the Premenos Board. In reaching a determination whether to approve the Merger, in view of the wide variety of factors considered, the Premenos Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative or specific weights to the information and factors considered in reaching its determinations, and individual directors may have given differing weights to different factors.

     THE PREMENOS BOARD BELIEVES THAT THE MERGER, INCLUDING THE CONVERSION RATIO, IS FAIR AND IN THE BEST INTERESTS OF THE PREMENOS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE PREMENOS STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

TERMS OF THE MERGER AGREEMENT

     General. The Merger Agreement provides that, following approval of the Merger Agreement and the Merger by the Harbinger Shareholders and Premenos Stockholders and the satisfaction or waiver of the other conditions to the consummation of the Merger, Merger Sub will be merged with and into Premenos at the Effective Time in accordance with the DGCL. Premenos will be the surviving corporation in the Merger. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Premenos will become a wholly-owned subsidiary of Harbinger.

     Conversion Ratio. Each share of Premenos Common Stock issued and outstanding at the time of the Merger (other than treasury shares and any shares held by Harbinger or a direct or indirect subsidiary of Harbinger) will be converted into the right to receive .45 of a share of Harbinger Common Stock. Cash will be paid in lieu of issuing fractional shares of Harbinger Common Stock in an amount equal to the Average Closing Price of Harbinger Common Stock multiplied by the fraction of a share which the holder of Premenos Common Stock would otherwise be entitled to receive.

     Harbinger Board of Directors. Under the terms of the Merger Agreement, Harbinger has agreed to take all actions reasonably necessary to elect David Hildes, Vice Chairman and Secretary of Premenos, to the Harbinger Board as of the Effective Time. The Merger Agreement further provides that if the unexpired term of the class of directors to which David Hildes is elected is less than one year, then Harbinger agrees to use its reasonable, best efforts to: (i) nominate David Hildes for election as a director at the next annual meeting of Harbinger Shareholders; and (ii) recommend his election to Harbinger Shareholders.

     Conditions to the Merger. The obligations of both Harbinger and Premenos to consummate the Merger are subject to the satisfaction of certain conditions, including, among others: (i) the approval of the Merger, the Merger Agreement and the transactions contemplated thereunder, including, in the case of Harbinger, the Amendment, by the requisite vote of the Harbinger Shareholders and the Premenos Stockholders; (ii) the absence of any injunction, writ or preliminary restraining order or any order of any nature issued by a court or governmental agency of competent jurisdiction to the effect that the Merger may not be consummated as provided in the Merger Agreement and the absence of any lawsuit or proceeding (actual or as to which written notice has been received) by any governmental or regulatory agency for the purpose of obtaining any such injunction, writ or preliminary restraining order; (iii) the receipt by Harbinger and Premenos of a written opinion of King & Spalding concerning certain federal income tax consequences of the Merger; (iv) the effectiveness of the Registration Statement under the Securities Act and the absence of (a) any stop order suspending the effectiveness of the Registration Statement or any proceedings by the Commission (actual or threatened) for such purpose and (b) the absence of any stop order suspending the effectiveness of any qualification or registration of the Harbinger Common Stock under the state securities laws or any proceeding by authorities of any such state (actual or threatened) for such purpose; (v) the receipt by Harbinger of written advice from KPMG Peat Marwick LLP that, in accordance with GAAP, the Merger qualifies to be treated as a pooling of interests for accounting purposes and the receipt by Premenos of written advice from Coopers & Lybrand L.L.P. that they believe the criteria for pooling accounting treatment relative to Premenos have been satisfied; (vi) the shares of Harbinger Common Stock to be issued pursuant to the Merger Agreement shall have been listed on the Nasdaq National Market; and (vii) the applicable waiting periods shall have terminated under the HSR Act.

     The obligation of Harbinger to consummate the Merger is subject to certain additional conditions, including, among other things, that: (i) Premenos's representations and warranties contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Effective Time;
(ii) Premenos shall have performed in all material respects all covenants and agreements required to be performed by it under the Merger Agreement; (iii) Harbinger shall have received legal opinions and accountants' letters with respect to various matters; (iv) all corporate action necessary by Premenos to authorize the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby shall have been duly and validly taken; (v) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger

Agreement shall have been made (with certain limited exceptions); (vi) Harbinger shall have received certificates from certain officers of Premenos as to compliance with certain conditions of the Merger Agreement; (vii) Harbinger shall have received consents to assignment of certain material contracts of Premenos or written waivers of the provisions under any such contracts requiring the consents of third parties; and (viii) each of the directors of Premenos shall have tendered resignation letters to Harbinger.

     The obligation of Premenos to consummate the Merger is also subject to certain additional conditions, including, among others, that: (i) Harbinger's representations and warranties contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Effective Time;
(ii) Harbinger shall have performed in all material respects all covenants and agreements required to be performed by it under the Merger Agreement; (viii) Premenos shall have received legal opinions with respect to various matters;
(iv) all corporate action necessary by Harbinger to authorize the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby shall have been duly and validly taken; (v) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained (with certain limited exceptions);
(vi) Harbinger shall have furnished Premenos with a certificate of certain officers of Harbinger as to compliance with certain conditions of the Merger Agreement; and (vii) Harbinger shall have executed and delivered the Registration Rights Agreement.

     Amendment. The Merger Agreement may be amended only by the written agreement of the parties thereto.

     Termination. The Merger Agreement may be terminated (i) by mutual agreement of the Harbinger Board and the Premenos Board; (ii) by Harbinger or Premenos if any of the conditions to such party's obligations to consummate the Merger have not been complied with or performed, and such noncompliance or nonperformance has not been cured or eliminated on or before March 31, 1998;
(iii) by Harbinger or Premenos, if the Merger and the Merger Agreement has not been approved by the requisite vote of the Harbinger Shareholders and the Premenos Stockholders; (iv) by Harbinger, if (a) the Premenos Board shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Harbinger, (b) an Alternative Transaction involving Premenos shall have occurred or the Premenos Board shall have recommended, consummated or announced an intent to engage in an Alternative Transaction or
(c) a Tender Offer shall have been commenced and the Premenos Board shall have
(i) recommended to the Premenos Stockholders to tender their shares in such tender or exchange offer or (ii) resolved or publicly announced or disclosed to any third party its intention to take no position with respect to such Tender Offer (collectively, a "Competing Tender Offer"); (v) by Premenos, if the Harbinger Board shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Premenos; (vi) by Harbinger, if the Harbinger Board shall have determined to withdraw its recommendation of the Merger Agreement or the Merger because it determines in good faith that its fiduciary duties to its shareholders under applicable law require it to withdraw its recommendation; (vii) by Premenos, if the Premenos Board shall have withdrawn its recommendation of the Merger Agreement or the Merger because it determines in good faith that its fiduciary duties to its stockholders under applicable law require it to withdraw its recommendation;
(viii) by Premenos, if Harbinger breaches its covenant relating to issuances of capital stock prior to the Effective Time; and (ix) by Harbinger, if David Hildes or Lew Jenkins sells any shares of Premenos Common Stock on or prior to the Closing Date.

     Fees and Expenses. Harbinger and Premenos will each pay its own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (other than printing and filing fees and expenses relating to the Registration Statement and this Joint Proxy Statement/Prospectus and the filing fees relating to filings under the HSR Act, which will be borne equally by Olympic and Pyramid). Premenos has agreed that its fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby but such fees, costs and expenses shall not exceed $2.3 million, which amount includes, without limitation, the anticipated fees, costs and expenses of Premenos' financial advisors, accountants and counsel. If the Merger Agreement is terminated (i) by Harbinger
(a) because the Premenos Board withdraws its recommendation of the Merger Agreement and the Merger in a manner adverse to

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

Harbinger, (b) because of an Alternative Transaction or (c) because of a Competing Tender Offer; (ii) by Premenos, because the Premenos Board withdraws its recommendation of the Merger Agreement and the Merger; (iii) by Harbinger, as a result of the failure of the Premenos Stockholders to approve the Merger Agreement and the Merger and at the time of the Premenos Special Meeting an Alternative Transaction shall have been announced which shall not have been absolutely and unconditionally withdrawn and abandoned; or (iv) by Harbinger, because David Hildes or Lew Jenkins sells any shares of Premenos Common Stock on or prior to the Closing Date, then Premenos has agreed to pay Harbinger the Harbinger Termination Fee of $4,000,000. In addition, if Premenos enters into a definitive agreement to consummate an Alternative Transaction within one year of the payment of the Harbinger Termination Fee, then Premenos shall pay Harbinger a topping fee (the "Topping Fee").The Topping Fee is equal to 25% of (i) the amount by which the aggregate value of the Alternative Transactions to Premenos Stockholders on the date of the definitive agreement relating to such Alternative Transaction exceeds (ii) the aggregate value of the Merger to Premenos Stockholders on the date the Merger Agreement is terminated; provided, however, that in no event shall the Topping Fee be less than $4,000,000. If, after negotiating in good faith for a ten-day period, the parties do not agree on the value of the Merger or the Alternative Transaction, each party shall, at its own expense, employ a nationally recognized investment banking firm to determine the value of the Merger, the value of the Alternative Transaction, or both, as applicable, in accordance with generally recognized and accepted valuation methodologies. If the investment banking firms do not agree as to the disputed valuation(s) after 30 days, the parties shall appoint a third nationally-recognized investment banking firm to resolve the dispute, the fees of which shall be borne equally by Harbinger and Premenos.

     No Solicitation; Board Action. The Merger Agreement provides that Premenos will not, directly or indirectly, through any officer, director, employee, representative or agent (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Premenos or any of its subsidiaries, other than transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to as a "Competing Offer"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Competing Offer, or (iii) agree to, approve or recommend any Competing Offer; the Merger Agreement provides, however, that the Premenos Board may furnish non-public information to, or enter into discussions or negotiations with, any person in connection with an unsolicited bona fide written Competing Offer or recommending such an unsolicited bona fide written Competing Offer to Premenos Stockholders, if and only to the extent that (a) the Premenos Board determines in good faith (after consultation with and based upon the written advice of its investment advisor) that the Competing Offer is more favorable to Premenos Stockholders than the transactions contemplated by the Merger Agreement and the person making such proposal has the financial means or ability to obtain necessary financing to conclude such transaction, (b) the Premenos Board determines in good faith (after consultation with and based upon the advice of counsel) that its fiduciary duties to stockholders under applicable law require such action and
(c) prior to furnishing such information or entering into such discussions or negotiations, the Premenos Board receives an executed confidentiality agreement from such person. Premenos must notify Harbinger within 24 hours after receipt of a Competing Offer or a request for information or access by any person that informs Premenos it is considering making, or has made, a Competing Offer.

     Conduct of Business Pending the Merger. Each of Harbinger and Premenos has agreed in the Merger Agreement to operate its business in the ordinary course and to refrain from taking certain actions relating to the operation of its business pending consummation of the Merger without the prior approval of the other party, except as otherwise permitted by the Merger Agreement.

     Assumption of Stock Options and Severance Policies. Under the terms of the Merger Agreement, at the Effective Time, Harbinger shall assume all of Premenos' rights and obligations with respect to Premenos Options issued and outstanding as of such time under the Premenos Stock Plan, whether or not such Premenos Options are then exerciseable. The Merger Agreement further provides that promptly following such assumption Harbinger shall substitute for the Premenos Options Harbinger stock options to be granted under the Stock Plan, which Harbinger stock options will contain vesting terms and conditions matching those contained in the Premenos Options. Each such Harbinger stock option shall thereafter evidence the right to purchase the number of shares of Harbinger Common Stock equal to the product (rounded up or down as appropriate to a whole share) of (i) the number of shares of Premenos Common Stock covered by such Premenos Option immediately prior to the Effective Time multiplied by (ii) the Conversion Ratio, and the exercise price of each such Harbinger option shall be equal to the quotient (rounded up or down as appropriate to a whole cent) obtained by dividing (x) the per share exercise price for shares of Premenos Common Stock subject to such Premenos Option immediately prior to the Effective Time, by (y) the Conversion Ratio. Harbinger has agreed in the Merger Agreement to issue incentive stock options under the Stock Plan in substitution for each Premenos Option that qualified as an incentive stock option prior to the Effective Time and to issue non-qualified stock options under the Stock Plan in substitution for each Premenos Options that constituted a non-qualified stock option prior to the Effective Time. Employees and non-employee directors of Premenos will receive on or prior to the Effective Time documentation to effectuate the assumption of the Premenos Options and the substitution of Harbinger Options therefor in accordance with the terms of the Merger Agreement. PREMENOS OPTION HOLDERS SHOULD NOT SUBMIT THEIR OPTION AGREEMENTS FOR ASSUMPTION AND SUBSTITUTION UNTIL DOCUMENTATION TO EFFECT SUCH ASSUMPTION AND SUBSTITUTION IS RECEIVED. For a description of the Premenos Stock Plan, see "Premenos 1995 Incentive Program" and for a description of the Stock Plan, see "Amendment of 1996 Stock Option Plan." Further, Harbinger has agreed to honor the severance policies of Premenos currently applicable to Premenos employees for a period of one year following the Closing Date.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of a certificate of merger relating thereto with the Secretary of State of the State of Delaware. The Merger Agreement provides that the parties thereto will cause such certificate of merger to be filed after each of the conditions to consummation of the Merger has been satisfied or waived. The Merger cannot become effective until the Harbinger Shareholders and Premenos Stockholders have approved the Merger Agreement. Thus, there can be no assurance as to whether or when the Merger will become effective. Prior to the Effective Time, instructions and a letter of transmittal will be furnished to all Premenos Stockholders for use in exchanging their stock certificates for certificates evidencing the shares of Harbinger Common Stock they will be entitled to receive as a result of the Merger. Holders of options to purchase Premenos Common Stock will be given instructions as to the procedures to exchange their option certificates for certificates representing options to purchase Harbinger Common Stock. STOCKHOLDERS OF PREMENOS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTIONS AND THE LETTER OF TRANSMITTAL ARE RECEIVED.

OPINION OF HARBINGER'S FINANCIAL ADVISOR

     Harbinger retained BT Alex. Brown on October 17, 1997 to act as Harbinger's financial advisor in connection with the Merger, solely for the purpose of rendering its opinion to the Harbinger Board as to the fairness, from a financial point of view, of the Conversion Ratio to Harbinger.

     At the October 22, 1997 meeting of the Harbinger Board, representatives of BT Alex. Brown made a presentation with respect to the Merger and thereafter rendered to the Harbinger Board at its meeting on October 23, 1997, its oral opinion, subsequently confirmed in writing, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the Conversion Ratio was fair, from a financial point of view, to Harbinger. No limitations were imposed by the Harbinger Board upon BT Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

     The full text of BT Alex. Brown's written opinion dated October 23, 1997 (the "BT Alex. Brown Opinion"), which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex C and is incorporated herein by reference. Harbinger Shareholders are urged to read the BT Alex. Brown Opinion in its entirety. The BT Alex. Brown Opinion is directed to the Harbinger Board, addresses only the fairness of the Conversion Ratio to Harbinger from a financial point of view and does not constitute a recommendation to any Harbinger Shareholder as to how such shareholder should vote at the Harbinger Meeting. The BT Alex. Brown Opinion was rendered to the Harbinger Board for its consideration in determining whether to approve the Merger Agreement and the Merger. The discussion of the BT Alex. Brown Opinion in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the BT Alex. Brown Opinion.

     In connection with the BT Alex. Brown Opinion, BT Alex. Brown reviewed certain publicly available financial information and other information concerning Harbinger and Premenos and certain internal analyses and other information furnished to it by Harbinger and Premenos. BT Alex. Brown also held discussions with the members of the senior managements of Harbinger and Premenos regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Alex. Brown (i) reviewed the reported prices and trading activity for the common stock of both Harbinger and Premenos, (ii) compared certain financial and stock market information for Harbinger and Premenos with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     In conducting its review and arriving at its opinion, BT Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. With respect to the financial projections and other information relating to the prospects of Harbinger and Premenos provided to BT Alex. Brown by each company, BT Alex. Brown assumed that such projections and other information were reasonably prepared and reflected the best currently available judgments and estimates of the respective managements of Harbinger and Premenos as to the likely future financial performances of their respective companies and of the combined entity. The financial projections of Premenos that were provided to BT Alex. Brown were utilized and relied upon by BT Alex. Brown in the Contribution Analysis, Discounted Cash Flow Analysis and the Pro Forma Earnings Analysis summarized below. BT Alex. Brown did not receive projections prepared by the management of Harbinger; however, Harbinger's management confirmed that the publicly available financial estimates were generally consistent with expectations of Harbinger's management. BT Alex. Brown assumed, with the consent of Harbinger, that the Merger will qualify for pooling of interests accounting treatment and as a tax-free transaction for the Premenos Stockholders. BT Alex. Brown did not make an independent evaluation or appraisal of the assets of Premenos and Harbinger, nor has BT Alex. Brown been furnished with any such evaluations or appraisals. The BT Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

     In arriving at its opinion, BT Alex. Brown did not participate in negotiations with any parties in connection with the Merger.

     The following is a summary of the analyses performed and factors considered by BT Alex. Brown in connection with the rendering of the BT Alex. Brown Opinion.

     Historical Financial Position. In rendering its opinion, BT Alex. Brown reviewed and analyzed the historical and current financial condition of Premenos which included (i) an assessment of Premenos' recent financial statements; (ii) an analysis of Premenos' revenue, growth and operating performance trends; and
(iii) an assessment of Premenos' margin changes and access to markets.

     Historical Stock Price Performance. BT Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume, for Premenos Common Stock, from September 20, 1995 to October 22, 1997 and, for Harbinger Common Stock, from August 22, 1995 to October 22, 1997. BT Alex. Brown also reviewed the daily closing per share market prices of the Premenos Common Stock and Harbinger Common Stock and compared the movement of such daily closing prices with the movement of the Nasdaq Composite Average and the S&P 500 index over the periods from September 20, 1995 and October 22, 1996 through October 22, 1997. BT Alex. Brown noted that, on a relative basis, Premenos and Harbinger underperformed and outperformed, respectively, the Nasdaq Composite Average and the S&P 500 Index and that Harbinger outperformed Premenos in each of the periods above. BT Alex. Brown also reviewed the daily closing per share market prices of Premenos Common Stock and Harbinger Common Stock and compared the movement of such closing prices with the movement of an Electronic Commerce composite average (consisting of

Sterling Commerce, Inc., QuickResponse Services, Inc. and TSI International Software Ltd.) over the period from October 1996 through October 1997. On a relative basis the Premenos Common Stock price and Harbinger Common Stock price underperformed and outperformed, respectively, the Electronic Commerce composite average. This information was presented to give the Harbinger Board background information regarding the respective stock prices of Premenos and Harbinger over the periods indicated.

     Analysis of Certain Other Publicly Traded Companies. This analysis examines a company's valuation in the public market as compared to the valuation in the public market of other selected publicly traded companies. BT Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to Premenos and Harbinger to certain corresponding information from a group of three publicly traded Electronic Commerce-related companies (consisting of Sterling Commerce, Inc., QuickResponse Services, Inc. and TSI International Software Ltd. (collectively, the "Selected Companies")). Such financial information included, among other things, (i) common equity market valuation; (ii) capitalization ratios; (iii) operating performance; (iv) ratios of common equity market value as adjusted for debt and cash ("Adjusted Value") to revenues for the latest reported period as derived from publicly available information and as estimated for calendar year 1998 by BT Alex. Brown research and Oppenheimer & Co. research for Harbinger and Premenos, respectively, and earnings before interest expense and income taxes ("EBIT") for the latest reported period as derived from publicly available information; and (v) ratios of common equity market prices per share ("Equity Value") to earnings per share ("EPS"). The financial information used in connection with the multiples provided below with respect to Premenos, Harbinger and the Selected Companies was based on the latest reported period as derived from publicly available information, and on estimated EPS for calendar years 1997 and 1998 as reported by the Institutional Brokers Estimating System ("IBES"). BT Alex. Brown noted that, on a trailing twelve month basis, the multiple of Adjusted Value to revenues was 2.4x for Premenos and 11.9x for Harbinger, compared to a range of 4.2x to 8.8x, with a mean of 5.9x, for the Selected Companies; on an estimated calendar 1998 basis, the multiple of Adjusted Value to revenues was 1.7x for Premenos and 6.6x for Harbinger, compared to a range of 3.1x to 5.3x, with a mean of 4.2x, for the Selected Companies; the multiple of Adjusted Value to EBIT was not meaningful for Premenos and 48.3x for Harbinger, compared to a range of 25.5x to 54.2x, with a mean of 35.5x, for the Selected Companies. BT Alex. Brown further noted that the multiple of Equity Value to trailing twelve months EPS was 136.2x for Premenos and 151.3x for Harbinger, compared to a range of 40.6x to 53.6x, with a mean of 45.6x, for the Selected Companies; the multiple of Equity Value to calendar year 1997 EPS was 122.5x for Premenos and 74.1x for Harbinger, compared to a range of 35.1x to 78.9x, with a mean of 50.5x, for the Selected Companies; and the multiple of Equity Value to calendar year 1998 EPS was 49.0x for Premenos and 48.6x for Harbinger, compared to a range of 27.4x to 42.1x, with a mean of 33.0x, for the Selected Companies. As a result of the foregoing procedures, BT Alex. Brown noted that the multiples for Premenos and Harbinger were, in the case of revenue multiples, generally lower than and higher than, respectively, the range of the multiples for the Selected Companies. BT Alex. Brown also noted that the multiples for Premenos and Harbinger were, in the case of earnings multiples, generally higher than or within the range of the multiples for the Selected Companies. BT Alex. Brown noted that the multiple of Adjusted Value to trailing twelve months EBIT was not applicable for comparison purposes due to Premenos' historical lack of operating profitability. EPS projections for the Selected Companies, Premenos and Harbinger were based on IBES estimates. The IBES mean EPS estimate, as of October 20, 1997 for the calendar year 1997 for Premenos was $0.10 and for Harbinger was $0.57 and for the calendar year 1998 for Premenos was $0.25 and for Harbinger was $0.87.

     Analysis of Selected Merger and Acquisitions. BT Alex. Brown reviewed the financial terms, to the extent publicly available, of 16 proposed, pending or completed mergers and acquisitions since November 1995 in the Software and Electronic Commerce industries (the "Selected Transactions"). BT Alex. Brown calculated various financial multiples based on certain publicly available information for each of the Selected Transactions. The 16 Software and Electronic Commerce transactions reviewed, in reverse chronological order of public announcement, were: Envoy Corporation/Healthcare Data Interchange Corporation (6/16/97), Sterling Commerce, Inc./Automated Catalog Services (4/17/97), SunGard Data Systems, Inc./Premier Solutions Ltd. (3/24/97), Sterling Commerce, Inc./Comfirst SA (3/4/97), Open Market, Inc./Folio Corp. (2/21/97), Harbinger Corp./Supply Tech Inc. (1/6/97), HBO & Co./GMIS Inc. (9/24/96), CheckFree

Corp./Intuit Services Corp. (9/16/96), Secure Computing Corp./Enigma Logic Inc. (6/26/96), Secure Computing Corp./Border Network Technologic (5/29/96), HBO & Co./CyCare Systems, Inc. (5/10/96), Quarterdeck Corp./Datastorm Technologies Inc. (3/28/96), Astea International, Inc./Bendata, Inc. (2/26/96), Cisco Systems, Inc./TGV Software, Inc. (1/26/96), CheckFree Corp./Servantis Systems (1/15/96), and ENVOY Corp./National Electronic Information Corp. (11/30/95). These transactions involved the acquisition of Software and Electronic Commerce companies. BT Alex. Brown noted that the multiple of adjusted purchase price (value of consideration paid for common equity adjusted for debt, preferred stock and cash) to trailing twelve months revenues was 4.7x for the Merger versus a range of 0.9x to 34.7x, with a mean of 8.4x, for the Selected Transactions. BT Alex. Brown noted that the multiple of Adjusted Value to trailing twelve months EBIT was not applicable for comparison purposes to Premenos' historical lack of operating profitability. BT Alex. Brown further noted that the multiple of aggregate purchase price to trailing twelve months net income was 190.1x for the Merger versus a range of 9.4x to 656.7x, with a mean of 154.4x, for the Selected Transactions. All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the Selected Transactions occurred.

     Analysis of Selected Transaction Premiums. BT Alex. Brown reviewed premiums paid in selected broad market and technology market mergers and acquisition transactions valued at between $100 million and $600 million completed between January 2, 1996 and October 7, 1997 ("Selected Premiums"). This analysis was based on data provided by Securities Data Corporation. BT Alex. Brown also noted that these transactions were effected at a range of premiums to the targets' per share market price four weeks prior to announcement, one week prior to announcement and one day prior to announcement of -36.0% to 540.0% with a mean of 38.0%, -41.1% to 169.8% with a mean of 30.2% and -42.6% to 196.5% with a mean of 24.8% for broad market transactions, respectively; and, -6.8% to 160.0% with a mean of 44.8%, -8.6% to 168.3% with a mean of 35.8% and -10.6% to 196.5% with a mean of 29.8% for technology market transactions, respectively, versus transaction premiums of 26.8%, 39.5% and 55.2%, respectively, for the Merger (based on the per share market price four weeks prior to, one week prior to and one day prior to the October 23, 1997 announcement of the proposed Premenos and Harbinger transaction).

     Historical Exchange Ratio Analysis. BT Alex. Brown reviewed and analyzed the historical ratio of the daily per share market closing prices of Harbinger Common Stock divided by the corresponding prices of the Premenos Common Stock over the twelve-month, six-month, three-month, one-month, one-week and one-day prior periods to October 22, 1997 (the last business day prior to announcement of the transaction). Such average exchange ratios for the aforementioned time periods and as of such date were 0.390, 0.326, 0.369, 0.373, 0.310 and 0.290, respectively. BT Alex. Brown then calculated the respective premiums over such average daily exchange ratios represented by the Conversion Ratio, which for the same time periods and as of such date were 95.9%, 84.7%, 46.7%, 36.3%, 55.4% and 55.2%, respectively. BT Alex Brown noted that the premiums over the average daily exchange ratios, for such periods, represented by the Conversion Ratio generally decreased over the same periods prior to October 22, 1997, except for the one-week and one-day periods prior to announcement during which the premium increased. This reflects that the price of the Premenos Common Stock outperformed that of Harbinger Common Stock over these periods, except for the one-week and one-day periods prior to announcement during which the Premenos Common Stock underperformed that of Harbinger Common Stock.

     Contribution Analysis. BT Alex. Brown analyzed the relative contributions of Premenos and Harbinger, as compared to Premenos' relative ownership of approximately 19.2% of the outstanding capital of the combined company, to the pro forma income statement of the combined company, based on management's projections for Premenos and BT Alex. Brown Research estimates for Harbinger. This analysis showed that on a pro forma combined basis (excluding (i) the effect of any synergies that may be realized as a result of the Merger and (ii) non-recurring expenses relating to the Merger), based on the twelve-month period ended September 30, 1997 for Premenos and Harbinger, Premenos and Harbinger would account for approximately 33.9% and 66.1% respectively, of the combined company's pro forma revenue and approximately 12.8% and 87.2% respectively, of the combined company's pro forma net income after backing out acquisition related charges and certain equity in losses of joint venture.

     The contribution analysis also indicated that Premenos and Harbinger would contribute approximately 31.9% and 68.1% respectively, of revenue in Harbinger's fiscal year ending December 31, 1997, and approximately 29.5% and 70.5%, respectively, of revenue in Harbinger's fiscal year ending December 31, 1998; and that, excluding potential synergies and non-recurring expenses related to acquisitions, Premenos and Harbinger would, if results were as projected, contribute approximately 13.2% and 86.8%, respectively, of the combined company's net income in Premenos' fiscal year ending December 31, 1997, and approximately 17.0% and 83.0%, respectively, of the combined company's net income in Premenos' fiscal year ending December 31, 1998. Actual operating results or financial performance achieved by the combined company may vary from the projected results and the variations may be material.

     Discounted Cash Flow Analysis. BT Alex. Brown performed discounted cash flow analyses of Premenos. The discounted cash flow approach values a business based on the current value of the future cash flow that the business will generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. BT Alex. Brown used estimates of projected financial performance for Premenos for the years 1998 through 2002 reviewed by and agreed to by Premenos' and Harbinger's management. BT Alex. Brown aggregated the present value of the cash flows through 2002 with the present value of a range of terminal values. BT Alex. Brown discounted these cash flows at discount rates ranging from 16.0% to 20.0%. The terminal value was computed based on projected revenues and projected net income in calendar years 2002 and 2003, respectively, and a range of terminal multiples of 3.0x to 4.0x and 25.0x to 35.0x, respectively. This analysis indicated a range of values for the Premenos Common Stock of $16.70 to $23.13 per share. BT Alex. Brown arrived at such discount rates based on its judgment of the weighted average cost of capital of publicly traded Electronic Commerce companies, and arrived at such terminal values based on its review of the trading characteristics of the common stock of the Selected Companies.

     Pro Forma Combined Earnings Analysis. BT Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, BT Alex. Brown computed the resulting dilution/accretion to the combined company's EPS estimates for the fiscal years ending December 31, 1997 and December 31, 1998, pursuant to the Merger before taking into account any potential cost savings and other synergies that Premenos and Harbinger could achieve if the Merger were consummated and before nonrecurring costs relating to the Merger. BT Alex. Brown noted that before taking into account any potential cost savings and other synergies and before certain nonrecurring costs relating to the Merger, the Merger would be approximately 8.8% dilutive and 3.8% dilutive to the combined company's EPS for the fiscal years ending December 31, 1997 and December 31, 1998, respectively. BT Alex. Brown also noted that after taking into account a range of possible cost savings and other synergies of $3.0 million to $9.0 million for the fiscal year ending December 31, 1998, and before nonrecurring costs relating to the Merger, the Merger would be approximately 3.9% to 19.1% accretive to the combined company's EPS for the fiscal year ending December 31, 1998, respectively. There can be no assurance that the combined company will be able to realize savings and synergies in the amounts identified, or at all, following the Merger.

     Relevant Market and Economic Factors. In rendering its opinion, BT Alex. Brown considered, among other factors, the condition of the U.S. stock markets, particularly in the Software and Electronic Commerce sector, and the current level of economic activity.

     No company used in the analysis of other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisitions summarized above is identical to Harbinger, Premenos or the Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Selected Companies and the companies in the Selected Transactions and the Selected Premiums and other factors that would affect the public trading value, acquisition value and premiums paid of the Selected Companies, the Selected Transactions and the Selected Premiums, respectively.

     While the foregoing summary describes all analyses and factors that BT Alex. Brown deemed material in its presentation to the Harbinger Board, it is not a comprehensive description of all analyses and factors considered by BT Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the BT Alex. Brown Opinion. In performing its analyses, BT Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of Premenos and Harbinger. The analyses performed by BT Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of Harbinger Common Stock may trade at any future time.

     Pursuant to a letter agreement dated October 17, 1997 between Harbinger and BT Alex. Brown, the fees to date payable to BT Alex. Brown for rendering the BT Alex. Brown Opinion have been $500,000. In addition, Harbinger has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. Harbinger has agreed to indemnify BT Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor.

     The Board of Directors of Harbinger retained BT Alex. Brown to act as its advisor, solely for the purpose of rendering its opinion as to the fairness, from a financial point of view, of the Conversion Ratio to Harbinger, based upon BT Alex. Brown having served as the lead-managing underwriter in Harbinger's August 1995 initial public offering and July 1997 follow-on offering, and based upon BT Alex. Brown's qualifications, reputation, experience and expertise. BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, private placements and valuations for corporate and other purposes. BT Alex. Brown may actively trade the equity securities of Premenos and Harbinger for its own account and for the account of its customers and accordingly may at any time hold a long or short position in such securities. BT Alex. Brown maintains a market in Harbinger Common Stock and regularly publishes research reports regarding the Electronic Commerce industry and the businesses and securities of Harbinger and other publicly traded companies in the Electronic Commerce industry.

OPINION OF PREMENOS' FINANCIAL ADVISOR

     Premenos engaged Hambrecht & Quist to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness from a financial point of view to Premenos Stockholders of the consideration to be received by such holders in the Merger. Hambrecht & Quist was selected by the Premenos Board based on Hambrecht & Quist's qualifications, expertise and reputation, as well as Hambrecht & Quist's investment banking relationship and familiarity with Premenos. Hambrecht & Quist rendered its oral opinion (subsequently confirmed in writing) on October 22, 1997 to the Premenos Board that, as of such date, the consideration to be received by the Premenos Stockholders in the Merger is fair to the Premenos Stockholders from a financial point of view. A COPY OF HAMBRECHT & QUIST'S OPINION DATED OCTOBER 22, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, THE SCOPE AND LIMITATIONS OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY HAMBRECHT & QUIST IS ATTACHED AS ANNEX D TO THIS JOINT PROXY STATEMENT/ PROSPECTUS. PREMENOS STOCKHOLDERS ARE ADVISED TO READ THE OPINION IN ITS ENTIRETY. The assumptions made, matters considered and limits of review contained in Hambrecht & Quist's written opinion delivered on October 22, 1997 were substantially the same as those contained in the opinion attached hereto. No limitations were placed on Hambrecht & Quist by the Premenos Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

     In its review of the Merger, and in arriving at its opinion, Hambrecht & Quist, among other things: (i) reviewed the publicly available financial statements of Harbinger for recent years and interim periods to

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

date and certain other relevant financial and operating data of Harbinger (including its capital structure) made available to Hambrecht & Quist from published sources and from internal records of Harbinger; (ii) reviewed certain internal financial and operating information, including certain projections, relating to Harbinger prepared by the management of Harbinger; (iii) discussed the business, financial condition and prospects of Harbinger with certain of its officers; (iv) reviewed the publicly available financial statements of Premenos for recent years and interim periods to date and certain other relevant financial and operating data of Premenos made available to Hambrecht & Quist from published sources and from the internal records of Premenos; (v) reviewed certain internal financial and operating information, including certain projections, relating to Premenos prepared by the management of Premenos; (vi) discussed the business, financial condition and prospects of Premenos with certain of its officers; (vii) reviewed the recent reported prices and trading activity for the common stock of Harbinger and Premenos and compared such information and certain financial information for Harbinger and Premenos with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (ix) reviewed an unsigned draft of the Merger Agreement dated October 20, 1997; and (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

     Hambrecht & Quist did not independently verify any of the information concerning Premenos or Harbinger considered in connection with their review of the Merger and, for purposes of its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Hambrecht & Quist did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Premenos or Harbinger, nor did they conduct a physical inspection of the properties and facilities of Premenos or Harbinger. With respect to the financial forecasts and projections used in their analysis, Hambrecht & Quist assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of Harbinger and Premenos. Hambrecht & Quist also assumed that neither Premenos nor Harbinger was a party to any pending transactions, including external financings, recapitalizations or merger discussions, other than the Merger, certain other potential transactions, and those in the ordinary course of conducting their respective businesses. For purposes of their opinion, Hambrecht & Quist assumed that the Merger will qualify as a tax-free reorganization under the Code for the Premenos Stockholders and that the Merger will be accounted for as a pooling of interests. Hambrecht & Quist's opinion is necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to the Premenos Board. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analyses or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Premenos Board and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Premenos and Harbinger. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

     In performing its analyses, Hambrecht & Quist made use of information derived from Wall Street's consensus estimates, as adjusted by Hambrecht & Quist, for both Premenos and Harbinger.

     The following is a brief summary of certain financial analyses performed by Hambrecht & Quist in connection with providing its written opinion to the Premenos Board on October 22, 1997:

     Contribution Analysis: Hambrecht & Quist analyzed the contribution of each of Premenos and Harbinger to certain financial statement categories of the pro forma combined company with no revenue or expense adjustments, including revenue, gross profit, operating income, net income, cash, and book value. This contribution analysis was then compared to the pro forma ownership percentage of Premenos and Harbinger stockholders in the pro forma post-Merger combined company (the "Combined Company") on a fully diluted basis in the pro forma consolidated organization based on the treasury stock method.

     Hambrecht & Quist observed that Premenos stockholders are expected to own approximately 19% of the Combined Company equity at the close of the Merger and Harbinger Shareholders are expected to own approximately 81% of the Combined Company equity at the close of the Merger. At the close of the Merger, it was estimated that Premenos and Harbinger would have contributed approximately 55% and 45%, respectively, of the combined cash and approximately 49% and 51%, respectively, of the combined book value. Hambrecht & Quist examined the expected contributions to the Combined Company's revenues, gross profit, operating income, and pro forma net income by Premenos for calendar years 1997, 1998 and 1999 (i.e., the four quarters ending December 31), derived from Wall Street's consensus estimates, as adjusted by Hambrecht & Quist, and by Harbinger for calendar years 1997, 1998 and 1999 (i.e., the four quarters ending December
31), derived from Wall Street's consensus estimates, as adjusted by Hambrecht & Quist. In calendar year 1997, assuming no revenue or expense adjustment to the Combined Company, it was estimated that Premenos and Harbinger would have contributed approximately 32% and 68%, respectively, of the combined revenues; approximately 30% and 70%, respectively, of the combined gross profit; approximately 1% and 99%, respectively, of the combined operating income; and approximately 13% and 87%, respectively, of the combined pro forma net income. With respect to calendar year 1998 financial performance, assuming no revenue or expense adjustment to the Combined Company, it was estimated that Premenos and Harbinger would have contributed approximately 29% and 71%, respectively, of the combined revenues; approximately 28% and 72%, respectively, of the combined gross profit; approximately 8% and 92%, respectively, of the combined operating income; and approximately 14% and 86%, respectively, of the combined pro forma net income. In calendar year 1999, assuming no revenue or expense adjustment to the Combined Company, it was estimated that Premenos and Harbinger would have contributed approximately 26% and 74%, respectively, of the combined revenues; approximately 25% and 75%, respectively, of the combined gross profit; approximately 9% and 91%, respectively, of the combined operating income; and approximately 14% and 86%, respectively, of the combined pro forma net income.

     Pro Forma Merger Analysis: Hambrecht & Quist analyzed the pro forma impact of the Merger, assuming no revenue or expense adjustment to the Combined Company, using Wall Street's consensus estimates of EPS, as adjusted by Hambrecht & Quist, for Harbinger in calendar years 1998 and 1999 of $0.87 and $1.23, respectively, and for Premenos in calendar years 1998 and 1999 of $0.26 and $0.36, respectively. The analysis indicated that the earnings per share of the pro forma Combined Company would be lower for the subsequent quarters than for Harbinger as a stand-alone company. The actual results and savings achieved by the Combined Company resulting from the Merger may vary from the projected results and variations may be material.

     Premium Analysis: Hambrecht & Quist compared the implied price per share of the offer as of October 20, 1997 to similar premiums for certain transactions involving technology companies announced since 1994. Hambrecht & Quist analyzed 13 such transactions in the EDI and enterprise software sectors. Hambrecht & Quist observed that the average one-day premium and 20 trading-day premium paid in the selected public company technology transactions were 37% and 56%, respectively. This compared with the proposed acquisition in which, as of October 20, 1997, the premium offered over the closing price for Premenos common stock was 43%.

     Discounted Cash Flow Analysis: Hambrecht & Quist analyzed the theoretical valuation of Premenos based on the unleveraged discounted cash flow of the projected financial performance estimates of Premenos. However, because of the nature of Premenos' business, the difficulty of creating meaningful multi-year cash flow projections and terminal values over a five-year time span, and the current market valuations for technology companies, Hambrecht & Quist determined that this analysis did not provide meaningful information in the context of analyzing the fairness from a financial point of view of the Merger.

     Analysis of Publicly Traded Comparable Companies: Hambrecht & Quist compared selected historical and projected financial information of Premenos to publicly traded companies Hambrecht & Quist deemed to be comparable to Premenos. Such data and ratios included the ratio of market value to historical net income and price per share to projected earnings per share. Hambrecht & Quist also examined the ratio of the enterprise value (market value plus debt less cash and marketable securities) to historical revenue, historical EBIT, historical EBITDA, and projected revenues. Companies used as comparables included selected EDI and enterprise software companies such as Harbinger, QuickResponse Services, Inc., Sterling Commerce, Inc., TSI International Software Ltd., Baan Company N.V., Great Plains Software, Inc., i2 Technologies, Inc., J.D. Edwards & Company, Manugistics Group, Inc., PeopleSoft, Inc., Platinum Software Corp., QAD Inc., and System Software Associates, Inc. The foregoing multiples were applied to historical financial results of Premenos for the twelve month period ended June 30, 1997 and projected financial results of Premenos derived from Wall Street's consensus estimates, as adjusted by Hambrecht & Quist. Hambrecht & Quist determined for the comparable companies that (i) the average multiple of trailing twelve months' revenues was 7.4; (ii) the average multiple of trailing twelve months' EBITDA was 45.5; (iii) the average multiple of trailing twelve months' EBIT was 58.8; (iv) the average multiple of trailing twelve months' net income was 89.8; (v) the average multiple for calendar 1997 revenues was 5.9;
(vi) the average multiple for calendar 1998 revenues was 4.1; (vii) the average multiple for calendar 1997 EPS was 63.5; and (viii) the average multiple for calendar 1998 EPS was 40.4. Based on the analysis of publicly traded comparable companies, Premenos' implied equity value using historical financial results of Premenos for the trailing twelve months' period ended June 30, 1997 and projected financial results of Premenos derived from Wall Street's consensus estimates, as adjusted by Hambrecht & Quist, ranged from approximately $96 million to approximately $329 million. This compared with an implied equity value of approximately $218 million of Premenos in the Merger, based on the closing price of Harbinger common stock on October 20, 1997.

     Analysis of Selected Merger and Acquisition Transactions: Hambrecht & Quist compared the proposed merger with selected comparable merger and acquisition transactions. This analysis included over 40 such transactions involving companies in the technology sector. In examining these transactions, Hambrecht & Quist analyzed certain income statement and balance sheet statistics of the acquired company relative to the consideration offered. The foregoing multiples were applied to historical financial results of Premenos for the twelve-month period ended June 30, 1997. Multiples analyzed included consideration offered to historical revenues, historical EBIT, historical EBITDA and historical earnings, as well as premiums applied to recent share prices. Selected technology transactions analyzed included, but were not limited to:
Unison Software, Inc./International Business Machines Corp., Aurum Software, Inc./Baan Company N.V., Inc., OpenVision Technologies, Inc./Veritas Software Corp., Cheyenne Software, Inc./Computer Associates International, Inc., Open Environment, Inc./Borland International, Inc., The Continuum Company, Inc./Computer Sciences Corp., Tivoli Systems, Inc./International Business Machines Corp., Technalysis Corp./Compuware Corp., Hogan Systems, Inc./The Continuum Company, Inc., Lotus Development Corp./International Business Machines Corp., Saber Software Corp./McAfee Associates, Inc., Legent Corp./Computer Associates International, Inc., and The Ask Group, Inc./Computer Associates International, Inc. The consideration offered in the transactions was an average multiple of 4.3 times trailing twelve months' revenue, 26.1 times trailing twelve months' EBITDA, 40.1 times trailing twelve months' EBIT, and 52.7 times trailing twelve months' earnings. Based on the analysis of selected merger and acquisition transactions, Premenos' implied equity value ranged from approximately $96 million to $228 million. This compared with an implied value of approximately $218 million of Premenos in the Merger, based on the closing price of Harbinger common stock on October 20, 1997.

     No company or transaction used in the above analyses is identical to Premenos or Harbinger or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the

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

companies and other factors that could affect the public trading values of the companies or company to which they are compared.

     The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as Annex D to this Joint Proxy Statement/Prospectus.

     Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Premenos and receives customary compensation in connection therewith, and also provides research coverage for Premenos. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Premenos for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Harbinger.

     Pursuant to an engagement letter dated October 13, 1997, Premenos has agreed to pay Hambrecht & Quist a fee (a "Fairness Opinion Fee") of $500,000 in connection with the delivery of a fairness opinion. Premenos also has agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, the Harbinger Shareholders and the Premenos Stockholders should be aware that certain executive officers of Premenos have certain interests in the Merger that may present them with potential conflicts of interests with respect to the Merger.

     Change in Control Provisions. In 1995 Premenos entered into a compensation agreement (the "Jenkins Agreement") with Lew Jenkins, Chairman of the Premenos Board. The Jenkins Agreement provides among other things that, in the event Mr. Jenkins' employment with Premenos terminates for any reason within 90 days of a Change in Control (as defined in the Jenkins Agreement and which would include consummation of the Merger), Premenos shall pay Mr. Jenkins an amount equal to Mr. Jenkins' base salary in effect on the date of such termination. Mr. Jenkins intends to terminate his employment with Premenos at the Effective Time, upon which Mr. Jenkins will be entitled to receive a lump sum payment of $200,000 pursuant to such Change in Control provision.

     Premenos has also entered into a compensation agreement dated January 6, 1997 (the "Dreisbach Agreement") with Timothy Dreisbach, Premenos' President and Chief Executive Officer, which provides that, if Mr. Dreisbach's employment with Premenos terminates for any reason within 90 days prior to or 180 days after the occurrence of a Change in Control (as defined in the Dreisbach Agreement and which would include consummation of the Merger), all unvested options granted to Mr. Dreisbach pursuant to the Dreisbach Agreement, up to the number of options that, if Mr. Dreisbach exercised them and immediately sold the underlying stock, would net a dollar amount realizable to Mr. Dreisbach with a present value equal to 2.99 times Mr. Dreisbach's base salary plus bonus in the prior calendar year. Further, the Dreisbach Agreement provides that in the event Premenos terminates Mr. Dreisbach's employment other than for Cause (as defined in the Dreisbach Agreement) or Mr. Dreisbach voluntarily terminates his employment within 90 days prior to or 180 days after the occurrence of a Change in Control, Premenos shall continue to pay Mr. Dreisbach the base salary and health benefits enjoyed by Mr. Dreisbach on the date of termination for a period of twelve months from the date of such termination, and if such termination occurs prior to January 6, 1998, Premenos shall pay Mr. Dreisbach the bonus in the amount of $125,000 that would have been payable to him at the end of 1997. The aggregate maximum amount realizable by Mr. Dreisbach under such provisions in the event his employment terminates in connection with the Merger, including the realizable value of stock options, is $1,396,500 plus the value of continued health benefits, based on Mr. Dreisbach's current salary level.

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

     In 1994 Premenos and H. Ward Wolff, Premenos' Senior Vice President of Finance and Administration and Chief Financial Officer, entered into a special bonus agreement. Pursuant to this agreement, Mr. Wolff is entitled to a special bonus in the event his employment with Premenos terminates under certain specified circumstances relating to a Change in Control (as defined in such agreement and which would include consummation of the Merger). The amount of the special bonus is $75,000 plus a discretionary amount, greater or lesser than, or equal to $25,000, as such amount may be determined by Lew Jenkins and David Hildes in their sole and absolute discretion.

     Voting Agreement. Lew Jenkins and David Hildes are parties to a voting agreement (the "Voting Agreement") pursuant to which Mr. Jenkins exercises effective control over the Premenos Common Stock owned by Mr. Hildes. The Voting Agreement is superseded by the Proxy Agreements during the term of the Proxy Agreements. Further, Messrs. Jenkins and Hildes have agreed to terminate the Voting Agreement effective as of the Effective Time.

     Employment and Non-competition Arrangements. Lew Jenkins has agreed to enter into a non-disclosure, non-solicitation and non-competition agreement with Harbinger. The non-disclosure, non-solicitation and non-competitive agreement will contain provisions restricting Mr. Jenkins from participating or engaging in the EDI and VAN businesses. Pursuant to the Merger Agreement, Harbinger has agreed to identify those key senior managers of Premenos that Harbinger desires to have enter into two-year employment agreements containing compensation, non-competition, non-solicitation and non-disclosure provisions customary in the software industry. Harbinger has not as of the date of this Joint Proxy Statement/Prospectus disclosed the identity of such persons to Premenos. In addition, Harbinger has indicated that it presently intends to continue the employment of all or substantially all of the employees of Premenos following the Effective Time.

     Election of Hildes to Harbinger Board. Pursuant to the Merger Agreement, Harbinger has agreed to take all actions necessary to cause David Hildes to be elected a director of Harbinger at the Effective Time. The Merger Agreement further provides that if the unexpired term of the class of directors to which David Hildes is elected is less than one year, then Harbinger agrees to use its reasonable, best efforts to nominate and recommend David Hildes for election as a director at the next annual meeting of Harbinger Shareholders. See "The Merger -- Terms of the Merger Agreement."

     Indemnification. Pursuant to the Merger Agreement, Harbinger agreed that after the Effective Time, it and Premenos, as the surviving corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former officer or director of Premenos and each of its subsidiaries and each person who served at the request of Premenos or any of its subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of Premenos or any of its subsidiaries or of another entity, trust, pension or other employee benefit plan against any loss in connection with any claim arising out of or pertaining to any action or omission in its capacity as a director, officer, trustee, partner, fiduciary, employee or agent, in each case occurring before the Effective Time, including actions arising out of or in connection with the Merger. Additionally, Harbinger has agreed to cause the indemnification obligations contained in the Premenos Charter and the Premenos Bylaws to survive the Merger and not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any persons who were officers, directors, employees or agents of Premenos prior to the Effective Time.

CERTAIN AGREEMENTS IN CONNECTION WITH THE MERGER

     Proxy Agreements. Concurrently with the execution of the Merger Agreement, Harbinger entered into the Proxy Agreements with Lew Jenkins and David Hildes, who collectively hold in the aggregate approximately 43% of the outstanding Premenos Common Stock, pursuant to which each such Premenos Stockholder granted to Harbinger an irrevocable proxy to vote the shares of Premenos Common Stock held by such Premenos Stockholder for approval of the Merger and the Merger Agreement at any meeting of Premenos Stockholders or by written action of Premenos Stockholders. Each such Premenos Stockholder also agreed in his Proxy Agreement not to solicit or engage in negotiations concerning a Competing Transaction. In the Proxy Agreements, Harbinger agreed to publicly release a 30-day interim financial statement covering the first full calendar month of combined operations of Harbinger and Premenos following the Effective Time as promptly as practicable, but no later that 25 days after the end of such calendar month, and to deliver such interim financial statement to Messrs. Jenkins and Hildes at least five days prior to public release. The Proxy Agreements terminate upon the termination of the Merger Agreement in accordance with its terms. Harbinger has indicated its intention to exercise the proxy and vote such shares at the Premenos Special Meeting in favor of the proposal to approve the Merger Agreement and the Merger.

     Registration Rights Agreement. In connection with the Merger, Harbinger and each affiliate of Premenos as of the date of the Premenos Special Meeting (the "Premenos Affiliates") will enter into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to such Registration Rights Agreement, the Premenos Affiliates will be entitled to certain demand and piggyback registration rights with respect to the shares of Harbinger Common Stock issued to each of them pursuant to the Merger Agreement (the "Registration Shares").

     At any time after the Pooling Period (as hereinafter defined) through the first anniversary of the Effective Time, Lew Jenkins, as representative of the Premenos Affiliates, may request on one occasion only that Harbinger register not less than 250,000 of the Registration Shares under the Securities Act (the "Demand Right"). For purposes of the Registration Rights Agreement, the Pooling Period is the period beginning at the Effective Time and continuing through such time as financial results covering at least 30 days of combined operations at Harbinger and Premenos have been published by Harbinger. In connection with the exercise of the Demand Right, Harbinger would not be obligated to maintain the effectiveness of any registration statement filed in connection with a firm commitment underwriting for a period of time beyond such time as each underwriter has completed the distribution of all securities purchased by it or seven (7) days for a registration other than an underwritten offering. Notwithstanding the foregoing, the Harbinger Board shall have the right to defer the exercise of the Demand Right for a period of up to 90 days if it determines that such deferral is in the best interests of Harbinger and its shareholders.

     In addition to the demand registration rights, the Premenos Affiliates will have piggyback registration rights. If Harbinger at any time (with limited exceptions) prior to the termination of the Registration Rights Agreement proposes to register any shares of Harbinger Common Stock under the Securities Act in connection with the proposed offer or sale for cash for its own account or on behalf of any holder of Harbinger Common Stock, the Premenos Affiliates will have the option to include any of the Registration Shares in such offering. If any such registration involves a firm commitment underwritten public offering, then the managing underwriters for such offering will have the authority to reduce the number of Registration Shares to be included in such registration if they are of the opinion that inclusion of such Registration Shares will adversely affect the marketing of the Premenos Affiliates Common Stock to be sold thereunder. Any such reduction in the number of Registration Shares will be in accordance with the following priorities: (i) first, the managing underwriter will exclude shares of Premenos Common Stock included in such registration by Premenos Stockholders by virtue of piggyback registration rights (but not demand registration rights) granted to Premenos Stockholders on a pro rata basis in accordance with the number of shares of Harbinger Common Stock requested to be registered, subject to piggyback registration rights granted prior to the date of the Registration Rights Agreement that are superior to the rights under the Registration Rights Agreement (ii) second, and only to the extent necessary and after the exclusion of shares referred to in clause (i) above, the managing underwriters will exclude shares of Harbinger Common Stock included in such registration by Harbinger and any shareholder of Harbinger who has exercised a demand registration right in connection with such offering on a pro rata basis in accordance with the number of shares to be registered by Harbinger and requested to be registered by such stockholder. If there is a firm commitment underwritten public offering of securities of Harbinger pursuant to which a Premenos Affiliates has piggyback registration rights and such Premenos Affiliates elects to sell Registration Shares in connection therewith, such Premenos Affiliates will agree to refrain from selling any Registration Shares owned by such Premenos Affiliate (except pursuant to such registration) during the period of distribution of Harbinger securities by such underwriters and for a period of 90 days following the effective date of such registration.

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

     In accordance with the terms of the Registration Rights Agreement, Premenos Affiliates will pay all of the expenses related to the registration of Registration Shares by each participating Premenos Affiliates in connection with the exercise of their piggyback rights and all underwriting discounts, selling commissions and brokerage fee and expenses; provided, however, that the Premenos Affiliates shall only be obligated to pay their pro rata portion of such expenses based on the number of Registration Shares sold or proposed to be sold in such registration. The Premenos Affiliates participating in the registered offering will pay all registration expenses in connection with the exercise of the Demand Right.

     The registration rights granted to the Premenos Affiliates under the Registration Rights Agreement are non-transferrable and cannot be assigned or transferred to any third party without the prior written consent of Harbinger.

REGULATORY APPROVALS REQUIRED

     Under the Merger Agreement, the obligations of both Harbinger and Premenos to consummate the Merger are conditioned upon receipt of all required regulatory approvals. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), the Merger may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the waiting period has expired or been terminated. Pursuant to the HSR Act, on October 27 and October 28, 1997, Harbinger and Premenos, respectively, each filed a Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Merger. The 30-day waiting period under the HSR Act applicable to the Merger will expire on November 28, 1997, unless the Merger is investigated or opposed by the FTC or the Antitrust Division. There can be no assurance that the Merger will not be investigated or opposed by the FTC or the Antitrust Division.

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for financial accounting purposes. The obligations of each of Harbinger and Premenos to consummate the Merger are conditioned upon the receipt of written advice from KPMG Peat Marwick LLP to the effect that the Merger will qualify as a pooling of interests for accounting purposes and from Coopers & Lybrand L.L.P. that they believe the pooling criteria with respect to Premenos have been satisfied. Accordingly, under the pooling of interests method of accounting, the Merger will be accounted for by combining the historical balances and results of Harbinger and Premenos. The assets and liabilities of Premenos will be combined with those of Harbinger and carried forward on the books of Harbinger at their previously recorded amounts. Net income of Harbinger after the Merger will include the net income of Harbinger and Premenos for the entire fiscal period in which the Merger occurs. The reported net income of Harbinger for prior periods will be combined with that of Premenos and restated as income of the combined company.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     General. The following summary has been included in reliance upon the opinion of King & Spalding, counsel to Harbinger, as to the material federal income tax consequences of the Merger to the stockholders of Premenos. The summary is based on the provisions of the Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof. Such laws or interpretations may differ at the Effective Time, and relevant facts also may differ.

     Tax Consequences to Stockholders of Premenos. Premenos and Harbinger expect that the Merger will be treated as a tax-free reorganization for federal income tax purposes so that no gain or loss will be recognized by stockholders of Premenos, except in respect of cash received in lieu of fractional shares of Harbinger Common Stock. The obligations of Harbinger and of Premenos to consummate the Merger are conditioned upon the receipt of an opinion of King & Spalding to the effect that the Merger will qualify as a tax-free reorganization for federal income tax purposes under the Code. The opinion of King & Spalding, however, will not be binding upon the Internal Revenue Service or the courts and will be subject to a number of assumptions, qualifications and limitations. If the Merger is consummated, and it is later determined that the Merger did not qualify as a tax-free reorganization under the Code, Premenos Stockholders would recognize taxable gain or loss upon the receipt of Harbinger Common Stock in the Merger.

     Cash received in the Merger by a stockholder of Premenos in lieu of a fractional share of Harbinger Common Stock will be treated under Section 302 of the Code as having been received by such stockholder in exchange for such fractional share, and such stockholder generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and such stockholder's tax basis allocable to the fractional share.

     Tax Consequences to Premenos Option Holders. The assumption of the Premenos Options by Harbinger and the substitution of Harbinger stock options for the Premenos Options will not give rise to any taxable income to the holders of the Premenos Options. The Harbinger stock options substituted for Premenos Options that constitute incentive stock options under Section 422 of the Code at the Effective Time should continue to qualify as incentive stock options after the Merger.

     THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TREATMENT OF CERTAIN STOCKHOLDERS WHO MAY BE SUBJECT TO SPECIAL TAX RULES, SUCH AS INDIVIDUALS WHO ACQUIRED THEIR SHARES PURSUANT TO EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH STOCKHOLDER AND OPTION HOLDER OF PREMENOS SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIED TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

RESALE OF HARBINGER COMMON STOCK

     Shares of Harbinger Common Stock to be issued to Premenos Stockholders in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any person or entity who, at the time of the Merger, may be deemed an "affiliate" of Premenos within the meaning of Rule 145. In general, affiliates of Premenos include its executive officers and directors and any other person or entity who controls, is controlled by or is under common control with Premenos. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. These restrictions will consist of volume and manner of sale restrictions on the resale of shares of Harbinger Common Stock issued to such persons and entities. Harbinger may place legends on certificates representing shares of Harbinger Common Stock that are issued to Premenos Stockholders in the Merger to restrict such transfers.

DISSENTERS' RIGHTS

     Premenos Stockholders will not have appraisal rights under the DGCL with respect to the Merger, and Harbinger Shareholders will not have dissenters' rights under the GBCC with respect to the Merger.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

CAPITALIZATION

     Harbinger.  Harbinger is authorized to issue 100,000,000 shares of
Harbinger Common Stock, of which           shares were issued and outstanding as
of the Harbinger Record Date. Harbinger also is authorized to issue 4,000,000 shares, no par value, of redeemable zero coupon preferred stock (of which all are outstanding) which are redeemable by Harbinger upon the occurrence of certain conditions for the equivalent of approximately $1.00 per share, and an aggregate of 20,000,000 shares of Preferred Stock, par value $10.00 per share (the "Harbinger Preferred Stock").

     The Harbinger Charter authorizes the Harbinger Board, without further action by the Harbinger Shareholders, to provide for the issuance of Harbinger Preferred Stock in one or more series and to fix the voting powers, designations, preferences, exchange or conversion rights, options, restrictions, special rights or relations, dividend rights or limitations, qualifications or terms, or conditions of redemption thereof, by adopting a resolution or resolutions creating and designating such series. The rights of the holders of Harbinger Common Stock are subject to the rights and preferences of the holders of any Harbinger Preferred Stock or series thereof that the Harbinger Board may issue. See "-- Anti-Takeover Provisions."

     Premenos. Premenos is authorized to issue 25,000,000 shares of Premenos Common Stock and 1,000,000 shares of Preferred Stock, par value $0.01 per share
("Premenos Preferred Stock"). Premenos had           shares of Premenos Common
Stock issued and outstanding as of the Premenos Record Date and no shares of Premenos Preferred Stock issued and outstanding.

     The Premenos Charter authorizes the Premenos Board, without stockholder approval, to provide for the issuance of Premenos Preferred Stock in one or more series and to fix the preferences, conversion and other rights, voting rights, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption as the Premenos Board may determine. The rights of the holders of Premenos Common Stock are subject to the rights and preferences of the holders of any Premenos Preferred Stock or series thereof that the Premenos Board may issue. See "-- Anti-Takeover Provisions."

VOTING RIGHTS

     Harbinger. Each holder of Harbinger Common Stock is entitled to one vote per share and to the same and identical voting rights as other holders of Harbinger Common Stock. Holders of Harbinger Common Stock do not have cumulative voting rights. Except as may otherwise be provided in a designation of a series of Harbinger Preferred Stock or as otherwise expressly required by law, holders of Harbinger Preferred Stock do not have any voting rights.

     Premenos. Each holder of Premenos Common Stock is entitled to one vote per share and to the same and identical voting rights as other holders of Premenos Common Stock. Holders of Premenos Common Stock do not have cumulative voting rights. Holders of Premenos Preferred Stock have such voting rights, if any, as established by the Premenos Board in the designation of a series of Premenos Preferred Stock or as otherwise expressly required by law.

DIRECTORS

     Harbinger. The number of persons constituting the Harbinger Board is nine. The Harbinger Bylaws provide that the Harbinger Board shall have between one and fifteen directors. The directors of Harbinger are divided into three classes, with approximately one-third of the directors elected by the shareholders annually. Consequently, members of the Harbinger Board serve staggered three-year terms.

     Vacancies and newly created directorships may be filled by the vote of the holders or the remaining directors (even though less than a quorum of directors remains). A member of the Harbinger Board may be removed with cause by the affirmative vote of 75% of all classes of stock of Harbinger entitled to vote in the election of such director.

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

     Premenos. The number of persons constituting the Premenos Board is six. The Premenos Bylaws provide that the Premenos Board shall have not less than three and not more than nine directors. The directors of Premenos are divided into three classes, with approximately one-third of the directors elected by the stockholders annually. Consequently, members of the Premenos Board serve staggered three-year terms.

     Vacancies and newly created directorships may be filled by the vote of a majority of the remaining directors (even though less than a quorum of directors remains). A member of the Premenos Board may be removed by the Premenos Stockholders with or without cause.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the GBCC and the Harbinger Charter and the DGCL and the Premenos Charter may discourage an attempt to acquire control of Harbinger or Premenos, respectively, even when a majority of either corporation's shareholders determined that such acquisition was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay a change of control that the Harbinger Board or Premenos Board, respectively, did not approve.

  Harbinger

     Authorized Preferred Stock. The rights of holders of Harbinger Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Harbinger Preferred Stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of Harbinger Common Stock by limiting the control that such holders may exert by exercise of their voting rights, by subordinating their rights in liquidation to the rights of the holders of such Harbinger Preferred Stock, and otherwise. In addition, the issuance of Harbinger Preferred Stock, in some circumstances, may deter or discourage takeover attempts and other changes in control of Harbinger by making it more difficult for a person who has gained a substantial equity interest in Harbinger to obtain control or to exercise control effectively. Harbinger has no current plans or agreements with respect to the issuance of any Harbinger Preferred Stock.

     Certain Business Combinations. Both Delaware Law and Georgia Law include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of freeze-out mergers. Freeze-out mergers occur when controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under Delaware Law and Georgia Law, "business combinations" encompass, among other types of combinations, a merger of a corporation with any "interested shareholder" or a corporation associated or affiliated with an "interested shareholder" who was an "interested shareholder" prior to the transaction. Under Georgia Law, an "Interested Shareholder" is any person who owns at least ten percent (10%) of the outstanding voting shares or an affiliate of the corporation owning at least ten percent (10%) of the outstanding voting shares within the prior two years. Under the GBCC, certain "business combinations" (including a merger, consolidation, asset transfer or reclassification of equity securities) between a Georgia corporation and an Interested Shareholder, are prohibited for five years from the time that such Interested Shareholder becomes an Interested Shareholder unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) in the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder became the beneficial owner of at least 90% of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors and officers of the corporation, subsidiaries of the corporation, and certain employee stock plans of the corporation; or (iii) subsequent to becoming an Interested Shareholder, such shareholder acquired additional shares resulting in the Interested Shareholder being the beneficial owner of at lest 90% of the outstanding voting stock of the corporation, excluding shares owned by directors and officers of the corporation, subsidiaries of the corporation, and certain employee stock plans of the corporation.

     Furthermore, the GBCC provides that a business combination must be either
(i) unanimously approved by the continuing directors provided that the continuing directors constitute at least three members of the

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

board of directors at the time of such approval; or (ii) recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the Interested Shareholder unless, among other conditions, the Georgia corporation's common shareholders receive a minimum price (as defined in the GBCC) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares.

     The Harbinger Bylaws provide that these GBCC provisions apply to business combinations with Interested Shareholders with respect to Harbinger.

  Premenos

     Authorized Preferred Stock. The Premenos Board may authorize the issuance of Premenos Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable without further stockholder approval. The issuance of Premenos Preferred Stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Premenos by, for example, authorizing the issuance of a series of Premenos Preferred Stock with rights and preferences designed to impede the proposed transaction, or by making it more difficult for a person who has gained a substantial equity interest in Premenos to obtain control or to exercise control effectively.

     Certain Business Combinations. Both Delaware Law and Georgia Law include business combination statutes which are generally designed to deter hostile takeovers by protecting minority shareholders in the second stage of freeze-out mergers. Freeze-out mergers occur when controlling shareholders prevent minority shareholders from receiving any direct or indirect financial return from the corporation to persuade them to liquidate their investment in the corporation on terms favorable to the controlling shareholders. As defined under Delaware Law and Georgia Law, "business combinations" encompass, among other types of combinations, a merger of a corporation with any Interested Shareholder (under Georgia Law) or Interested Stockholder (under Delaware Law) or a corporation associated or affiliated with an Interested Shareholder or Interested Stockholder who was an Interested Shareholder or Interested Stockholder prior to the transaction.

     Delaware Law defines an "Interested Stockholder" as (i) any person who is the direct or indirect beneficial owner of at least fifteen percent (15%) of the voting power of any class or series of the then outstanding stock of the corporation or (ii) an affiliate or associate of the corporation and within three (3) years of the date in question was the direct or indirect owner of at least fifteen percent (15%) of the voting power of any class or series of the then outstanding stock of the corporation.

     Delaware Law prohibits a corporation from engaging in any business combination with any Interested Stockholder for a period of three (3) years following the date that such stockholder became an interested Stockholder unless sixty-six and two-thirds percent (66 2/3%) of the voting stock not beneficially owned by the Interested Stockholder or any affiliate or associate of the Interested Stockholder is cast in favor of the merger.

PREEMPTIVE RIGHTS

     Under the DGCL, no stockholder has any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock except to the extent the certificate of incorporation so provides. Under Georgia Law, no shareholder has any preemptive rights except to the extent the articles of incorporation so provide. Accordingly, neither the Harbinger Shareholders nor the Premenos Stockholders have preemptive rights. Thus, if additional shares of Harbinger Common Stock or shares of Premenos Common Stock were issued, the proportions of capital stock ownership of the holders thereof would be reduced, to the extent they did not participate in such additional issuance of shares.

ASSESSMENT

     All outstanding shares of Harbinger Common Stock are, and those to be issued pursuant to the Merger Agreement will be, fully paid and nonassessable. The shares of Premenos Common Stock presently outstanding are fully paid and nonassessable.

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

CONVERSION; REDEMPTION; SINKING FUND

     Neither Harbinger Common Stock nor Premenos Common Stock is convertible, redeemable or entitled to any sinking fund.

LIQUIDATION RIGHTS

     Harbinger. In the event of the liquidation, dissolution or winding-up of the affairs of Harbinger, holders of outstanding Harbinger Common Stock are entitled to share, in proportion to their respective interests, in Harbinger's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of Harbinger. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Harbinger, the holders of Harbinger Preferred Stock will be entitled to receive out of the assets of Harbinger available for distribution to Harbinger Shareholders, before any distribution is made to holders of Harbinger Common Stock, liquidation preferences in the amounts prescribed by the applicable series designation. The holders of any series of Harbinger Preferred Stock will not be entitled to receive the liquidation preference of such series until the liquidation preference of any other series of Harbinger Preferred Stock ranking senior to such series with respect to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full.

     If upon any voluntary or involuntary liquidation, dissolution or winding up of Harbinger, the assets of Harbinger shall be insufficient to make such full payments to holders of Harbinger Preferred Stock, then such assets shall be distributed pro rata among any holders of Harbinger Preferred Stock. After payment of the full amount of the liquidating distribution, plus any dividend arrearages, to which they are entitled, the holders of Harbinger Preferred Stock will not be entitled to any further participation in any distribution of assets by Harbinger. Neither a consolidation or merger of Harbinger with or into another corporation nor a merger of another corporation with or into Harbinger nor a sale, lease or conveyance of all or any part of Harbinger's property or business shall be considered a liquidation, dissolution or winding up of Harbinger.

     Premenos. In the event of liquidation, dissolution or winding up of Premenos, whether voluntary or involuntary, the holders of Premenos Common Stock will be entitled to share ratably in any of its net assets or funds which are available for distribution to its stockholders after the satisfaction of its liabilities or after adequate provision is made therefor, subject to the rights of the holders of any Premenos Preferred Stock outstanding at the time.

DIVIDENDS AND OTHER DISTRIBUTIONS

     Harbinger. Holders of Harbinger Common Stock are entitled to dividends when, if and as declared by the Harbinger Board. There can be no assurance as to the payment of dividends on Harbinger Common Stock in the future because such payment will depend upon the earnings and financial condition of Harbinger, as well as other related factors. The GBCC provides that Harbinger may not pay dividends if after giving effect to such dividends, Harbinger would not be able to pay its debts as they become due in the usual course of business or Harbinger's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Harbinger were to be dissolved at such time, to satisfy any preferential rights upon dissolution held by its shareholders whose preferential rights are superior to those receiving the dividend.

     Premenos. The DGCL permits a corporation, subject to restrictions in its certificate of incorporation, to declare and pay dividends to its stockholders out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of any classes which may have a preference upon the distribution of assets.

SHAREHOLDER MEETINGS

     Harbinger. Under Harbinger's Bylaws, special meetings of the Harbinger Shareholders may be called by the Chief Executive Officer of Harbinger, a majority of the Harbinger Board or, if Harbinger has more than

100 shareholders, by the written request of the holders of at least 75% of all of the shares entitled to vote at such meeting.

     Premenos. Under Premenos' Bylaws, special meetings of the Pyramid Stockholders may be called at any time by the Premenos Board, the Chairman or the President of Premenos, or by the holders of at least 25% of all the shares entitled to vote at such meeting.

SHAREHOLDER NOMINATIONS

     Harbinger. Harbinger Shareholders are entitled to nominate persons for election to the Harbinger Board only if a timely notice in writing is sent to the Secretary of Harbinger. To be timely, a shareholder's notice must be received at the principal executive offices of Harbinger not less than 30 days prior to the date of the meeting at which directors are to be elected (subject to limited exceptions). Such notice must set forth certain information, including, among other things, (i) with respect to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14(a) under the Exchange Act, and (ii) with respect to such shareholder giving such notice, (a) the name and address of such shareholder and (b) the class and number of shares of Harbinger beneficially owned by such shareholder.

     Premenos. The Premenos Bylaws contain no restrictions on the ability of Premenos Stockholders to nominate persons for election as a director of Premenos.

SHAREHOLDER PROPOSALS

     Harbinger. Under the Harbinger Bylaws, at an annual meeting of shareholders, only business properly brought before the meeting may be conducted. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of Harbinger. To be timely, a shareholder's notice must be received at the principal executive offices of Harbinger not less than 30 days prior to the annual meeting (with limited exceptions). Such notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business to be brought, (ii) the name and address of such shareholder, (iii) the class and number of shares of Harbinger beneficially owned by such shareholder and (iv) any material interest of the shareholder in such business.

     Premenos. The Premenos Charter and the Premenos Bylaws contain no such restrictions on the ability of Premenos Stockholders to make stockholder proposals.

INDEMNIFICATION

     Harbinger. Under the GBCC, a corporation may indemnify a director, officer, employee or agent, acting in his capacity as such, for judgments, settlements, penalties, fines or reasonable expenses incurred with respect to a threatened, pending or completed action, suit or proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. A corporation may pay for or reimburse the reasonable expenses incurred by a party to a proceeding in advance of final disposition of the proceeding if (i) he furnishes the corporation a written affirmation of his good faith belief that he has met the required standard of conduct and (ii) he furnishes the corporation a written undertaking to repay any advances if it is ultimately determined that he is not entitled to indemnification under the GBCC. Under the Harbinger Bylaws, Harbinger is required to indemnify, to the fullest extent permitted by the GBCC, any individual made a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of Harbinger and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. However, under the Harbinger Bylaws, Harbinger is not required to indemnify such an individual in the case of a proceeding by or in the right of Harbinger in which such individual was judged liable to Harbinger, or in any other proceeding in which such individual was judged liable on the grounds that personal benefit was improperly received by him, unless a court of competent jurisdiction finds him to be fairly entitled to indemnification. Under the Harbinger Bylaws, an individual entitled to indemnification in connection with a proceeding by or in the right of Harbinger is entitled to reimbursement of reasonable expenses incurred in connection with the proceeding.

     Premenos. The DGCL gives a corporation the power to indemnify an agent against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the agent acted in good faith and reasonably believed that the act was in the best interests, or at least not opposed to the best interests, of the corporation, and, with respect to a criminal proceeding, the agent had no reasonable cause to believe the agent's conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if the agent acted in good faith and reasonably believed that the act was in, or at least not opposed to, the best interests of the corporation; provided, however, that no indemnification may be given where the agent is adjudged liable to the corporation with respect to any claim, issue or matter, unless a court shall deem such indemnification proper and then such indemnification may be made only to the extent that such court shall determine. The DGCL requires a corporation to indemnify an agent of the corporation to the extent the agent was successful in the defense of any proceeding, on the merits or otherwise, to which the agent was a party because the agent is or was an agent of the corporation or is or was serving at the corporation's request as an agent of another foreign or domestic corporation or other entity.

     The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends, stock repurchases or redemptions; or
(iv) transactions in which the director received an improper personal benefit. The Premenos Charter requires Premenos to indemnify, to the fullest extent permitted by the DGCL, any individual made a party to a proceeding because he was a director, officer or legal representative of Premenos against liability and expenses incurred in the proceeding, with the individual to return all amounts to Premenos if it is ultimately determined that he was not entitled to such indemnification and the law so requires.

     Under the Merger Agreement, the parties have agreed that this provision of the Premenos Charter will not be amended or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights of the persons who were directors, officers, employees or agents of Premenos or its subsidiaries on or prior to the Effective Time.

DIRECTOR LIABILITY

     As permitted by the GBCC and the DGCL, respectively, the Harbinger Charter and the Premenos Charter eliminate the liability of directors and officers of Harbinger and Premenos, respectively, for monetary damages in a shareholder or derivative proceeding, except for cases involving acts or omissions which involved intentional misconduct or a knowing violation of law, or involving transactions from which the director derived an improper personal benefit, or involving certain other violations of the duties of a director.

                             BUSINESS OF HARBINGER

GENERAL

     Harbinger is a leading worldwide provider of electronic commerce products and services to businesses and offers comprehensive, customizable, standards-based electronic commerce solutions. Harbinger develops, markets and supports software products and provides computer, communications, network and consulting services which enable businesses to engage in electronic commerce. These electronic commerce solutions are provided over the Harbinger VAN or IVAS, or directly over standard telephone lines, the Internet, or private internal computer networks known as intranets. Harbinger offers software products that operate on multiple computer platforms, secure and reliable computer networks and secure Internet communications to facilitate the transmission of business information and transactions, and value-added products and services to enable businesses of all sizes to maximize the number and value of their electronic trading relationships. As of September 30, 1997, Harbinger's customers included leading U.S. and international corporations and government agencies, including Northrop, Compaq Computer, Digital Equipment Corporation, Hewlett-Packard, Westinghouse Electric, Baxter Healthcare, Johnson & Johnson, Amoco, Chevron, Mobil, Pacific Gas & Electric, Southern California Edison, Bank of America and Barnett Banks.

     Harbinger's products and services facilitate electronic commerce and EDI by businesses and financial institutions by providing the ability to electronically transmit and receive routine business information and documents in a standard format. The Harbinger VAN and IVAS serve as electronic communications links for computer systems by receiving, storing and forwarding electronically transmitted business documents and data for re-transmission in a form that can be received and interpreted by the computer of another commercial business. The method of document exchange is user configurable by trading partner and by document type (such as purchase order, invoice, quote or bid request). Both the Harbinger VAN and IVAS provide encryption and other document management and security methods to allow documents to be exchanged securely and reliably. Harbinger facilitates the electronic link to its computer communications network through its electronic commerce software packages for use in a broad range of computing environments, including PC-based solutions for DOS and Windows (3.x, 95 and NT Workstation), and client-server solutions for Windows NT Server, UNIX, IBM AS/400 midrange and IBM MVS mainframe platforms. Harbinger also provides professional services to assist businesses in the installation, customization, operation and maintenance of their electronic trading relationships.

RECENT ACQUISITIONS

     An important part of Harbinger's strategy is to enhance its suite of electronic commerce products and services and to address new electronic trading communities. Harbinger believes that the addition of new products and markets from its recent acquisitions enhance Harbinger's ability to provide a comprehensive range of solutions for trading partners to conduct business electronically over the Harbinger VAN, IVAS, the Internet or private intranets. Harbinger has made the following significant acquisitions since January 1, 1997:

     SupplyTech, Inc. On January 3, 1997, Harbinger completed a merger with SupplyTech, with operations in the U.S., United Kingdom, Italy and Mexico. SupplyTech, one of the largest providers of PC-based EDI software in the United States, provides its STX family of electronic commerce software products and services to, and allows Harbinger to expand into, trading communities in the automotive, retail, aerospace and heavy manufacturing markets.

     Harbinger NET Services, LLC. On January 1, 1997, Harbinger purchased the remaining equity interest in HNS and the related $3.0 million Subordinated Convertible Debenture (the "Debenture") held by BellSouth, thereby obtaining direct ownership of products designed to facilitate electronic commerce over the Internet. These products include IVAS, Harbinger's Internet value added server, TrustedLink Guardian, a security and encryption document management program, Harbinger Express, designed to permit EDI over the World Wide Web using a browser, and TrustedLink INP, a web site development tool. HNS was capitalized by Harbinger and certain other investors in 1995 to develop EDI products and services for the Internet, and prior to 1997 operated as a joint venture with BellSouth in which the Company held a 66.1% fully-diluted equity interest.

     Atlas Products International, Limited. On October 23, 1997, Harbinger acquired all of the outstanding capital shares of Atlas, a Manchester, England-based provider of EDI translation software. Atlas has an installed base of over 2,500 customers on PC, Unix, NT and DEC/VMS platforms. Atlas products are used principally by small and mid-sized businesses and are distributed directly and through third party channels in the U.K., Europe and other markets around the world. Atlas provides to Harbinger an enhanced customer base, relationships in key industries including retail, finance, manufacturing and distribution, and extensive EC/EDI standards support for the European and in particular U.K., theaters. Harbinger issued approximately 311,000 shares of Harbinger common stock in the acquisition of Atlas. The acquisition is being accounted for as a pooling of interests.

     ACQUION, Inc. On August 22, 1997, Harbinger acquired ACQUION, Inc. ("Acquion"), based in Greenville, S.C. Acquion provides electronic catalog and procurement solutions for business-to-business electronic commerce. Acquion provides to Harbinger a component of its supply chain management offering, including MRO supplier content and electronic catalog software, and is an extension of Harbinger's core EDI/EC offerings. Harbinger acquired all of the outstanding shares of Acquion for $13.6 million, consisting of $12 million in cash and the assumption of $1.6 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting.

     Acquisition-Related Charges. In connection with the SupplyTech transaction, Harbinger incurred in the first quarter of 1997 a $7.1 million charge related to merger expenses and $4.8 million of integration costs. In connection with the HNS transactions, Harbinger incurred in the first quarter of 1997 a $2.4 million loss on the extinguishment of the Debenture, a $2.7 million charge for in-process product development, and $1.6 million of integration costs. Harbinger incurred a $14.9 million charge for acquired research and development and other acquisition-related charges during the three months ended September 30, 1997, $10.9 million related to an in-process product development charge for the Acquion purchase. Harbinger currently anticipates that it will incur total charges in the range of $20.0 to $30.0 million in the fourth quarter of 1997 and the first quarter of 1998 relating primarily to the Merger and certain costs and charges associated therewith. To the extent that the Merger is not consummated in the fourth quarter of 1997, approximately $2.0 to $3.0 million of integration activity costs will be incurred in the fourth quarter, with the remaining Merger-related costs expected to be incurred in the quarter in which the Merger closes. In connection with the Atlas acquisition, Harbinger expects to take a charge of between $3 to $5 million relating to integration and acquisition related expenses during the fourth quarter of 1997.

                              BUSINESS OF PREMENOS

PRODUCT OVERVIEW

     Premenos develops, markets and supports a broad range of electronic commerce software products and services that enable businesses to engage in secure and reliable business-to-business electronic transactions and communications. Premenos is a leading provider EDI translation software and a market leader for EDI software in the mid-range computer market. By using Premenos' software and services, businesses are able to transfer electronic information over proprietary networks or the Internet and other TCP/IP networks. Premenos' products and services are designed to provide for the timely, accurate, cost-effective and secure electronic exchange of information between a business and its trading partners, including suppliers, customers and financial institutions. Currently, Premenos' software applications enable businesses to electronically execute over 150 types of business transactions, including essential commercial functions such as purchasing, invoicing, shipping and notification. Within electronic commerce, Premenos has developed software products and services for businesses conducting EDI transactions and communications. Premenos' EDI/400 product has been for the past six years and is currently the leading EDI translation software product in the mid-range computer market. EDI/400 operates on the IBM AS/400, which is the predominant computer in the mid-range computer market.

     Premenos' EDI/Open software is an EDI translator for the client-server market. EDI/Open is written in the C language and supports IBM RISC System/6000, Hewlett Packard HP 9000, Sun SPARC and Windows NT platforms. EDI/Open incorporates a true client-server architecture -- a graphical client running on a variety of workstations, connected directly or remotely to a UNIX or NT server. EDI/Open also supports parallel translation across multiple central processing units. Premenos' Templar software and services enable businesses to engage in secure and verifiable electronic commerce transactions over the Internet and other TCP/IP networks at significantly reduced costs as compared with traditional proprietary networks. Templar is an integrated solution designed to overcome concerns associated with the use of open networks by providing businesses with the ability to transmit secure, digitally-signed documents, including EDI documents. In addition to security, Templar automatically enables an electronic document recipient to authenticate the sender of the document and a sender to verify receipt of a document by the intended recipient and offers both parties the ability to verify document integrity. Furthermore, Templar enables automated tracking and auditing of business transactions.

     In addition to its software products, Premenos provides extensive technical support, consulting services and education services to aid customers in the implementation and administration of electronic commerce solutions.

RECENT ACQUISITIONS

     In 1996, Premenos acquired Don Valley Technology Corporation ("Don Valley"), a forms-based EDI software maker. As a result, Premenos has added the PowerDox and WebDox electronic commerce programs to its product offering mix. PowerDox is a structured electronic commerce trading system that enables large, "hub" companies to trade easily with small, "spoke" trading partners who have been reluctant to implement full-scale EDI. It consists of PowerDox Central, software that resides on a server at the hub location, and PowerDox Remote, client software that is installed at a spoke trading partner. WebDox operates in the same way as PowerDox, but enables transmission of electronic forms over the World Wide Web instead of a closed communications medium.

     Also in 1996, Premenos acquired Prime Factors, Inc. ("Prime Factors"), an encryption software maker. The Prime Factors products include a comprehensive range of encryption products that enable banks and other businesses to secure financial and other information transmitted over internal and external networks. The Prime Factors products, including Descrypt/EDI+, Psypher/EDI+, Fdesmact, PIN Management System and others operate on computer platforms ranging from PCs to UNIX and AS/400, to MVS mainframes.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma combined financial statements assume a business combination between Harbinger and Premenos accounted for on a pooling of interests basis. The pro forma combined condensed financial statements are based on the historical consolidated financial statements and the notes thereto of Harbinger and Premenos, and should be read in conjunction with the financial statements incorporated by reference into this Joint Proxy Statement/Prospectus. Harbinger and Premenos historical consolidated financial statement data as of September 30, 1997, and for the nine months ended September 30, 1997, have been prepared on the same basis as the historical information derived from audited financial statements, and, in the opinion of their respective management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The pro forma combined balance sheet combines Harbinger's September 30, 1997 consolidated balance sheet with Premenos' September 30, 1997 consolidated balance sheet giving effect to the Merger as if it had occurred on September 30, 1997. The pro forma combined statements of operations combine Harbinger's historical consolidated statements of operations for the three fiscal years ended December 31, 1994, 1995 and 1996, and the unaudited nine months ended September 30, 1997, with the corresponding Premenos historical consolidated statements of operations for the three years ended December 31, 1994, 1995 and 1996, and the unaudited nine months ended September 30, 1997, respectively, giving effect to the Merger as if it had occurred on January 1, 1994.

     The unaudited pro forma statements of operations for Harbinger for the year ended December 31, 1996 and for the nine months ended September 30, 1997 have been taken from Harbinger's Form 8-K/A filed with the Commission on October 29, 1997, which gives effect to Harbinger's acquisitions of (i) Acquion, Inc., effective August 22, 1997, (ii) Harbinger Net Services, LLC effective January 1, 1997, and (iii) Harbinger N.V., INOVIS GmbH, and NTEX Holding B.V. effective March 31, 1996, which have all been accounted for using the purchase method of accounting as if each acquisition occurred on January 1, 1996.

     During 1996, Harbinger recorded the operating results of HNS under the equity method of accounting. The results of HNS were excluded from Harbinger's core earnings results, which are shown on Harbinger's historical operating statements under Supplemental Data.

     The unaudited pro forma statements of operations included for Premenos reflect certain reclassifications of direct and operating costs to conform to Harbinger's basis of presentation.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the dates presented, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma combined financial statements do not incorporate any benefits from cost savings or synergies of operations of the combined companies that may occur. Harbinger and Premenos anticipate incurring direct transaction costs, other acquisition related costs and write-offs of duplicative assets of approximately $10.0 million which will be recorded at the closing of the Merger and integration costs of approximately $10.0 to $20.0 million related to the Merger which will be recorded as incurred and have not been reflected in the pro forma combined financial statements herein.

     These pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Harbinger and Premenos incorporated by reference into this Joint Proxy Statement/Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1997

                                                     HISTORICAL   HISTORICAL    PRO FORMA     PRO FORMA
                                                     HARBINGER     PREMENOS    ADJUSTMENTS    COMBINED
                                                     ----------   ----------   -----------    ---------
                                                                       (IN THOUSANDS)
                                          ASSETS
Current assets:
  Cash and cash equivalents........................   $ 48,066     $24,777                    $ 72,843
  Short-term investments...........................         --      34,470                      34,470
  Accounts receivable, less allowances for doubtful
     accounts......................................     21,163       8,703                      29,866
  Income taxes receivable..........................         --         409                         409
  Deferred income taxes............................      1,627       2,516                       4,143
  Other current assets.............................      1,908       1,054                       2,962
                                                      --------     -------                    --------
          Total current assets.....................     72,764      71,929                     144,693
Property and equipment, net........................     11,949       6,873                      18,822
Intangible assets, less accumulated amortization...     16,011       6,437        (2,000)(3)    20,448
Other assets.......................................         --         203                         203
                                                      --------     -------                    --------
          Total assets.............................   $100,724     $85,442                    $184,166
                                                      ========     =======                    ========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................   $  3,236     $ 1,038                    $  4,274
  Accrued expenses.................................     13,632       3,321         8,000(3)     24,953
  Deferred revenue.................................      9,288       7,654                      16,942
  Current portion of long-term debt................        371         346                         717
                                                      --------     -------                    --------
          Total current liabilities................   $ 26,527     $12,359                    $ 46,886
Long-term debt, net................................         --          35                          35
Deferred revenue...................................         --         219                         219
Deferred income taxes..............................         --       1,273                       1,273
                                                      --------     -------                    --------
          Total liabilities........................     26,527      13,886                      48,413
Shareholders' equity:
  Common stock.....................................          2         118                         120
  Additional paid-in capital.......................    118,537      70,114                     188,651
  Retained earnings (Accumulated deficit)..........    (44,342)      1,324       (10,000)(3)   (53,018)
                                                      --------     -------                    --------
          Total shareholders' equity...............     74,197      71,556                     135,753
                                                      --------     -------                    --------
          Total liabilities and shareholders'
            equity.................................   $100,724     $85,442                    $184,166
                                                      ========     =======                    ========

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                           PRO FORMA     HISTORICAL     PRO FORMA
                                                          HARBINGER(1)   PREMENOS(4)    COMBINED
                                                          ------------   -----------    ---------
                                                                 (IN THOUSANDS, EXCEPT FOR
                                                                      PER SHARE DATA)
Revenue:
  Services..............................................    $ 38,352       $11,546      $ 49,898
  Software licenses.....................................      20,331        16,260        36,591
                                                            --------       -------      --------
          Total revenues................................      58,683        27,806        86,489
                                                            --------       -------      --------
Direct costs:
  Services..............................................      14,369         4,321        18,690
  Software licenses.....................................       2,520         3,346         5,866
                                                            --------       -------      --------
          Total direct costs............................      16,889         7,667        24,556
                                                            --------       -------      --------
Gross margin............................................      41,794        20,139        61,933
Operating costs:
  Selling and marketing.................................      13,151         7,681        20,832
  General and administrative............................      11,648         5,491        17,139
  Depreciation and amortization.........................       6,026         1,971         7,997
  Product development...................................       4,178         5,937        10,115
  Charge for purchased in-process product development,
     write-off of software development costs and
     acquisition related charges........................      17,568            --        17,568
                                                            --------       -------      --------
          Total operating costs.........................      52,571        21,080        73,651
                                                            --------       -------      --------
          Operating loss................................     (10,777)         (941)      (11,718)
Interest (income) expense, net..........................         294        (2,206)       (1,912)
Equity in losses of joint ventures......................          38           263           301
                                                            --------       -------      --------
Income (loss) before income taxes,......................     (11,109)        1,002       (10,107)
Income tax expense......................................       1,419           380         1,799
Minority interest.......................................          --            (2)           (2)
                                                            --------       -------      --------
          Net income (loss) applicable to common
            shareholders................................    $(12,528)      $   624      $(11,904)
                                                            ========       =======      ========
Net income (loss) per share applicable to common
  shareholders..........................................    $  (0.64)      $  0.12(2)   $  (0.48)(2)
                                                            ========       =======      ========
Weighted average common and common equivalent shares
  outstanding...........................................      19,587         5,352(2)     24,939(2)
                                                            ========       =======      ========

     See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                         PRO FORMA       HISTORICAL      PRO FORMA
                                                       HARBINGER(1)      PREMENOS(4)     COMBINED
                                                       -------------     -----------     ---------
                                                                (IN THOUSANDS, EXCEPT FOR
                                                                     PER SHARE DATA)
Revenues:
  Services...........................................    $ 39,209          $11,797        $ 51,006
  Software licenses..................................      22,523           21,674          44,197
                                                         --------          -------        --------
          Total revenues.............................      61,732           33,471          95,203
                                                         --------          -------        --------
Direct costs:
  Services...........................................      15,777            4,240          20,017
  Software licenses..................................       3,351            3,916           7,267
                                                         --------          -------        --------
          Total direct costs.........................      19,128            8,156          27,284
                                                         --------          -------        --------
Gross margin.........................................      42,604           25,315          67,919
Operating costs:
  Selling and marketing..............................      17,761            9,975          27,736
  General and administrative.........................      16,365            6,554          22,919
  Depreciation and amortization......................       4,409            1,742           6,151
  Product development................................      14,778            7,305          22,083
  Charge for purchased in-process product
     development, write-off of software development
     costs and acquisition related charges...........         626            4,700           5,326
                                                         --------          -------        --------
          Total operating costs......................      53,939           30,276          84,215
                                                         --------          -------        --------
          Operating loss.............................     (11,335)          (4,961)        (16,296)
Interest (income) expense, net.......................       1,027           (2,831)         (1,804)
Equity in losses of joint ventures...................         119               12             131
                                                         --------          -------        --------
Loss before income taxes,............................     (12,481)          (2,142)        (14,623)
Income tax expense (benefit).........................         168              850           1,018
Minority interest....................................          --                4               4
                                                         --------          -------        --------
Net loss.............................................     (12,649)          (2,996)        (15,645)
Preferred stock dividends............................         (28)              --             (28)
                                                         --------          -------        --------
          Net loss applicable to common
            shareholders.............................    $(12,677)         $(2,996)       $(15,673)
                                                         ========          =======        ========
Net loss per share applicable to common
  shareholders.......................................    $  (0.69)         $ (0.61)(2)    $  (0.67)(2)
                                                         ========          =======        ========
Weighted average common and common equivalent shares
  outstanding........................................      18,465            4,922(2)       23,387(2)
                                                         ========          =======        ========

---------------

During 1996, Harbinger recorded the operating results of HNS under the equity method of accounting. The results of HNS were excluded from Harbinger's core earnings results, which are shown in this document under "Summary Historical and Pro Forma Financial Data" under Supplemental Data.

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                              HISTORICAL   HISTORICAL     PRO FORMA
                                                              HARBINGER    PREMENOS(4)    COMBINED
                                                              ----------   -----------    ---------
                                                                    (IN THOUSANDS, EXCEPT FOR
                                                                         PER SHARE DATA)
Revenues:
  Services..................................................   $24,494       $ 7,736       $32,230
  Software licenses.........................................    13,336        17,783        31,119
                                                               -------       -------       -------
          Total revenues....................................    37,830        25,519        63,349
                                                               -------       -------       -------
Direct costs:
  Services..................................................     8,334         2,860        11,194
  Software licenses.........................................     1,951         3,361         5,312
                                                               -------       -------       -------
          Total direct costs................................    10,285         6,221        16,506
                                                               -------       -------       -------
Gross margin................................................    27,545        19,298        46,843
Operating costs:
  Selling and marketing.....................................     9,791         7,725        17,516
  General and administrative................................     8,647         4,304        12,951
  Depreciation and amortization.............................     1,361           866         2,227
  Product development.......................................     5,927         5,420        11,347
  Charge for purchased in-process product development,
     write-off of software development costs and acquisition
     related charges........................................     1,160            --         1,160
                                                               -------       -------       -------
          Total operating costs.............................    26,886        18,315        45,201
                                                               -------       -------       -------
          Operating income..................................       659           983         1,642
Interest (income) expense, net..............................       (68)         (732)         (800)
Equity in losses of joint ventures..........................     1,266            --         1,266
                                                               -------       -------       -------
Income (loss) before income taxes...........................      (539)        1,715         1,176
Income tax expense..........................................     1,203           238         1,441
Minority interest...........................................        --           (20)          (20)
                                                               -------       -------       -------
Net income (loss)...........................................    (1,742)        1,497          (245)
Preferred stock dividends...................................      (199)           --          (199)
                                                               -------       -------       -------
          Net income (loss) applicable to common
            shareholders....................................   $(1,941)      $ 1,497       $  (444)
                                                               =======       =======       =======
Net income (loss) per share applicable to common
  shareholders..............................................   $ (0.13)      $  0.37(2)    $ (0.02)(2)
                                                               =======       =======       =======
Weighted average common and common equivalent shares
  outstanding...............................................    15,007       4,042(2)      19,049(2)
                                                               =======       =======       =======

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994

                                                             HISTORICAL     HISTORICAL      PRO FORMA
                                                             HARBINGER      PREMENOS(4)     COMBINED
                                                             ----------     -----------     ---------
                                                                    (IN THOUSANDS, EXCEPT FOR
                                                                         PER SHARE DATA)
Revenues:
  Services.................................................    $17,481        $ 6,694        $24,175
  Software licenses........................................     10,412         13,311         23,723
                                                               -------        -------        -------
          Total revenues...................................     27,893         20,005         47,898
                                                               -------        -------        -------
Direct costs:
  Services.................................................      6,321          2,256          8,577
  Software licenses........................................      1,097          2,340          3,437
                                                               -------        -------        -------
          Total direct costs...............................      7,418          4,596         12,014
                                                               -------        -------        -------
Gross margin...............................................     20,475         15,409         35,884
Operating costs:
  Selling and marketing....................................      7,995          5,203         13,198
  General and administrative...............................      5,884          3,378          9,262
  Depreciation and amortization............................      1,046            549          1,595
  Product development......................................      3,900          3,407          7,307
  Charge for purchased in-process product development,
     write-off of software development costs and
     acquisition related charges...........................      4,317             --          4,317
                                                               -------        -------        -------
          Total operating costs............................     23,142         12,537         35,679
                                                               -------        -------        -------
          Operating income (loss)..........................     (2,667)         2,872            205
Interest (income) expense, net.............................         27            102            129
Equity in losses of joint ventures.........................        227             --            227
                                                               -------        -------        -------
Income (loss) before income taxes..........................     (2,921)         2,770           (151)
Income tax expense (benefit)...............................     (1,033)           645           (388)
Minority interest..........................................         --            310            310
                                                               -------        -------        -------
Net income (loss)..........................................     (1,888)         1,815            (73)
Preferred stock dividends..................................       (200)            --           (200)
                                                               -------        -------        -------
          Net income (loss) applicable to common
            shareholders...................................    $(2,088)       $ 1,815        $  (273)
                                                               =======        =======        =======
Net income (loss) per share applicable to common
  shareholders.............................................    $ (0.16)       $  0.54(2)     $ (0.02)(2)
                                                               =======        =======        =======
Weighted average common and common equivalent shares
  outstanding..............................................     12,693          3,382(2)      16,075(2)
                                                               =======        =======        =======

  See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

     (1) The Harbinger balance sheet as of September 30, 1997 has been combined with the Premenos balance sheet as of September 30, 1997, giving effect to the Merger as a pooling of interests.

     The Harbinger statements of operations for each of the years in the three-year period ended December 31, 1996, and the nine months ended September 30, 1997, have been combined with the Premenos statements of operations for each of the years in the three-year period ended December 31, 1996, and the nine months ended September 30, 1997.

     The unaudited pro forma statements of operations for Harbinger for the year ended December 31, 1996 and for the nine months ended September 30, 1997 have been taken from Harbinger's Form 8-K/A filed with the Commission on October 29, 1997, which gives effect to the Company's acquisitions of (i) Acquion, Inc., effective August 22, 1997, (ii) Harbinger Net Services, LLC effective January 1, 1997, and (iii) Harbinger N.V., INOVIS GmbH, and NTEX Holding B.V. effective March 31, 1996, which have all been accounted for using the purchase method of accounting, as if each acquisition occurred on January 1, 1996. The December 31, 1996 Unaudited Pro Forma Harbinger statement of operations excludes in-process product development charges of $8.2 million for significant acquisitions. The September 30, 1997 Unaudited Pro Forma Harbinger statement of operations excludes in-process product development charges of $13.6 million for significant acquisitions and loss on debt extinguishment of $2.4 million.

     (2) The pro forma combined statements of operations for Harbinger and Premenos have been prepared as if the Merger was completed on January 1, 1994. The pro forma combined net income (loss) per share is based on the combined weighted average number of common and common equivalent shares of Harbinger Common Stock and Premenos Common Stock for each period, based on the Conversion Ratio of .45 shares of Harbinger Common Stock for each share of Premenos Common Stock.

     (3) Harbinger estimates that it will incur direct transaction costs of approximately $2.7 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, financial printing, and other related charges. Premenos estimates that it will incur direct transaction costs of approximately $2.3 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, and other related charges. Harbinger estimates that it will incur other acquisition related costs of approximately $3.0 million and write-off's of duplicative assets of approximately $2.0 million. These nonrecurring transaction fees, other acquisition related costs and duplicative asset write-offs will be charged to operations by Harbinger at the closing of the Merger, which is expected to be during the quarter ending December 31, 1997. In addition, the Harbinger estimates that it will incur costs of approximately $10.0 million to $20.0 million related to the integration of Harbinger's and Premenos' operations which will be charged to operations as these costs are incurred.

     The pro forma combined balance sheet gives effect to estimated direct transaction costs of $5.0 million, other acquisition related costs of approximately $3.0 million and write-off's of duplicative assets of $2.0 million as if such costs had been incurred as of September 30, 1997, but the effects have not been reflected in the pro forma combined statements of operations. The estimated integration costs of $10.0 to $20.0 million have not been reflected in the pro forma combined financial statements.

     (4) The unaudited pro forma statements of operations included for Premenos reflect certain reclassifications of direct and operating costs to conform to Harbinger's basis of presentation.

                      AMENDMENT OF 1996 STOCK OPTION PLAN

     If the Merger Agreement is approved by the Harbinger Shareholders and the Premenos Stockholders and the Merger is consummated, the stock options held by employees and directors of Premenos will be converted into stock options of Harbinger issued under the Stock Plan. To accommodate the issuance of such options, the Stock Plan will be amended to increase the shares of Harbinger Common Stock that are reserved for issuance thereunder. It is currently anticipated that Harbinger will issue Harbinger options to acquire an aggregate of approximately 827,136 shares of Harbinger Common Stock in connection with the conversion of Premenos stock options in the Merger.

     The proposed Amendment would increase the number of shares of Harbinger Common Stock reserved for issuance thereunder from 4,125,000 shares to 5,125,000 shares. The additional shares reserved under the Stock Plan would be available for issuance to employees and directors of Premenos in the Merger, and for future issuance by Harbinger. As of October 27, 1997, (i) 1,621,752 shares of Harbinger Common Stock were reserved for issuance pursuant to options not yet granted under the Stock Plan and (ii) 2,449,787 shares of Harbinger Common Stock were issuable upon the exercise of outstanding options under the Stock Plan.

     The proposed Amendment will be adopted upon receiving the affirmative vote of holders of a majority of the shares present or represented by proxy at the Harbinger Special Meeting. Proxies will be voted in accordance with the specifications marked thereon, and if no specifications are made, will be voted "FOR" adoption of the proposed Amendment. The Harbinger Board has determined that the Amendment is in the best interests of Harbinger and its shareholders. The proposed Amendment would provide additional shares for grant to officers, directors, consultants and key employees of Harbinger. The Harbinger Board believes that grants of stock options are an effective method to attract and retain officers, directors, consultants and key employees and that the availability of shares for future grants under the Stock Plan is important to Harbinger's business prospects and operations.

     Options granted under the Stock Plan may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Code, or (ii) non-qualified stock options. The Stock Plan also permits the grant of stock appreciation rights in connection with the grant of stock options. Stock options may be granted under the Stock Plan for all employees and consultants of Harbinger, or of any present or future subsidiary or parent of Harbinger, who are considered "key employees" or "key consultants." The Stock Plan is administered by the Compensation Committee of the Harbinger Board. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of Harbinger Common Stock subject to each option, and the extent to which options may be exercisable. The Compensation Committee is empowered to interpret the Stock Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Stock Plan. Options granted under the Stock Plan generally vest ratably over four years. No option is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee, unless otherwise approved by the Compensation Committee.

     Any incentive stock option that is granted under the Stock Plan may not be granted at a price less than the fair market value of Harbinger Common Stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of Harbinger or a subsidiary or parent of Harbinger). Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of Harbinger Common Stock on the date of grant.

     Each option granted the Stock Plan is exercisable for a period determined by the Compensation Committee, which period may not exceed ten years from the date of grant (or five years in the case of holders of 10% or more of the total combined voting power of all classes of stock of Harbinger or of a subsidiary or parent of Harbinger) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with Harbinger, or as determined by the Compensation Committee.

     Under the Stock Plan, payment of the purchase price for shares of Harbinger Common Stock purchased upon exercise of an option may be made in any of the following forms: (i) in cash; (ii) by delivery to Harbinger of a number of shares of Harbinger Common Stock which have been owned by the optionee for at least six months prior to the date of exercise of the option having an aggregate fair market value on the date of delivery of not less than the total purchase price for the shares being purchased upon exercise of the option; (iii) by delivery of a promissory note executed by the optionee to Harbinger which shall include such terms and conditions as approved by the Harbinger Board, including without limitation, that: (a) the balance equal to the aggregate purchase price for the shares being purchased shall be payable in equal installments over such period as approved by the Harbinger Board; (b) interest shall accrue at a per annum rate equal to the prime rate as announced from time to time by Harbinger's principal bank or, if Harbinger has no principal bank, that rate announced by The Wall Street Journal as the prevailing "prime rate" of interest per annum; and (c) the optionee shall be personally liable for the repayment of the unpaid principal balance of the loan and any and all accrued but unpaid interest on the loan; (iv) by surrender of a number of shares of Harbinger Common Stock otherwise issuable upon exercise of the option having an aggregate fair market value on the date of exercise of not less than the total purchase price for all shares being purchased upon exercise of the option, including the shares being surrendered; or (v) in any combination of the forms described above as approved by the Harbinger Board.

     THE HARBINGER BOARD HAS UNANIMOUSLY APPROVED THE AMENDMENT AND HAS DETERMINED THAT SUCH AMENDMENT IS IN THE BEST INTERESTS OF HARBINGER AND THE HARBINGER SHAREHOLDERS. ACCORDINGLY, THE HARBINGER BOARD UNANIMOUSLY RECOMMENDS THAT THE HARBINGER SHAREHOLDERS VOTE FOR APPROVAL OF THE AMENDMENT. APPROVAL OF THE AMENDMENT BY THE HARBINGER SHAREHOLDERS IS A CONDITION OF THE OBLIGATIONS OF THE PARTIES UNDER THE MERGER AGREEMENT.

                        PREMENOS 1995 INCENTIVE PROGRAM

     The Premenos Stock Plan was adopted by the Premenos Board in 1995 and was approved by the Premenos Stockholders at the same time. There are currently a total of 4,630,000 shares of Premenos Common Stock reserved for issuance under the Premenos Stock Plan. The Premenos Stock Plan is currently administered by the Compensation and Options Committee of the Premenos Board (the "Premenos Committee"). Subject to the terms of the Premenos Stock Plan, the Committee determines the persons who are to receive awards, the number of shares subject to each award, the terms and conditions of such awards and the dates of grants.

     All officers, directors, employees, advisors and consultants of Premenos (or any subsidiary or affiliate of Premenos) are eligible to receive awards under the Premenos Stock Plan. Both incentive stock options ("ISOs"), as defined in Section 422(b) of the Code, and nonqualified stock options ("NQSOs"), may be granted under the Premenos Stock Plan. The Premenos Stock Plan limits the aggregate fair market value (determined as of the time the option is granted) of the shares with respect to which ISOs are exercisable for the first time by the optionee during any calendar year to not more than $100,000. There is no similar limit on NQSOs granted under the Premenos Stock Plan.

     In addition to stock options, certain other awards may be granted under the Premenos Stock Plan, although no such rights or awards have been granted to date under the Premenos Stock Plan. The Premenos Committee may grant Stock Appreciation Rights ("SARs") together with related options, entitling the holder upon exercise to receive an amount in any combination of cash or Premenos Common Stock (as determined by the Premenos Committee) equal in value to the excess of the fair market value of the shares covered by such SAR on the date of exercise over the aggregate exercise price or the related option for such shares. The Premenos Committee may also grant rights to purchase stock, including Restricted Stock Grants, under such terms and conditions as it may determine. In addition, the Premenos Committee may grant stock bonus awards payable in cash or Premenos Common Stock based upon reasonable performance criteria the Premenos Committee deems appropriate.

     Pursuant to the Premenos Stock Plan, on January 2 (or the next succeeding business day) of each year, each non-employee director of Premenos is automatically awarded a grant of 5,260 stock options at an exercise price per share equal to the fair market value per share of Premenos Common Stock on such date (the "Director Options"). All Director Options are NQSOs, and all vest immediately upon the date of grant. The Director Options expire ten years from the date of grant and terminate automatically two years after the grantee ceases to be a director of Premenos, unless the director is removed for cause, in which case the Director Options terminate ten days after such removal.

     Subject to the provisions of the Premenos Stock Plan, the Premenos Committee may determine the vesting schedule of each option and other terms and conditions of exercisability. Options granted under the Premenos Stock Plan typically vest as to one-quarter of the grant total at the first anniversary of the grant, and then in equal monthly installments thereafter, although vesting of an option is set by and may be accelerated by the Premenos Committee. Generally, ISOs and NQSOs granted under the Premenos Stock Plan must be exercised within ten years of the option grant date. Any ISO granted to a person owning 10% or more of the total combined voting power of all classes of stock of Premenos (a "Ten Percent Stockholder") must be exercised within five years of the option grant date.

     The Premenos Committee determines the exercise price of each option granted. Under the Premenos Stock Plan, the exercise price of a NQSO granted to an employee may be less than the fair market value per share of Premenos Common Stock on the date the option is granted. In the case of an ISO, or in the case of an NQSO granted to a person other than an employee, the price shall be no less than 100% of the fair market value of the Premenos Common Stock at the time such option is granted, subject to certain conditions set forth in the Premenos Stock Plan; provided that, in the case of an ISO granted to a Ten Percent Stockholder, the price shall be no less than 110% of the fair market value of the Premenos Common Stock on the date the option is granted. The exercise price of options granted under the Premenos Stock Plan, including all applicable withholding taxes, must be paid: (1) in cash; or (2) by surrender of shares of the Premenos Common Stock owned by the optionee for at least six months (or, in the case of payment of withholding taxes, by having Premenos withhold from the shares to be issued upon exercise) having a fair market value on the date of surrender equal to the exercise price of the option (or the amount of the withholding obligation).

     If the number of outstanding shares of the Premenos Common Stock is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of Premenos without consideration, the number of shares of Premenos Common Stock available for option grants under the Premenos Stock Plan, the number of shares and the exercise price per share for each outstanding option and the annual limitation noted above will be proportionately adjusted, subject to any required action by the Premenos Board or Premenos Stockholders.

                        HARBINGER EXECUTIVE COMPENSATION

     The following table presents certain summary information concerning compensation earned for services rendered to Harbinger by Harbinger's Chief Executive Officer and each of the other four most highly compensated executive officers of Harbinger during 1996 (collectively the "Named Executive Officers") for the fiscal years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                             ANNUAL COMPENSATION      SECURITIES
                                             --------------------     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                   SALARY      BONUS       OPTIONS(#)     COMPENSATION
---------------------------                  --------    --------    ------------    ------------
C. Tycho Howle                       1996    $187,555     110,500      150,000          $  800
  Chairman and Director              1995     157,134      65,920           --             800
                                     1994     149,375      23,721           --             662
David T. Leach                       1996    $151,569      83,520      120,000          $  800
  Chief Executive                    1995     127,634      52,602           --             800
  Officer and Director               1994     116,125      28,028       45,000             495
James C. Davis                       1996    $141,758     105,465      157,500          $  771
  President and Chief Operating      1995     106,727      29,094       60,000             800
  Officer and Director               1994      77,239          --           --              --
James M. Travers                     1996    $126,675      79,300           --          $  745
  President, Harbinger Software      1995     106,673      89,200       75,000           4,238
  Division                           1994          --          --           --              --
David A. Meeker                      1996    $140,922      58,279           --          $  704
  Senior Vice President, Sales       1995      95,740      50,000       67,500             500
                                     1994          --          --           --              --

OPTION GRANT TABLE

     The following table contains information concerning options granted during the year ended December 31, 1996 to the Named Executive Officers:

                                               % OF                              POTENTIAL REALIZABLE
                                              TOTAL                                VALUE AT ASSUMED
                               NUMBER OF     OPTIONS                             ANNUAL RATES OF STOCK
                               SECURITIES   GRANTED TO                            PRICE APPRECIATION
                               UNDERLYING   EMPLOYEES    EXERCISE                 FOR OPTION TERM(2)
                                OPTIONS       FISCAL      PRICE     EXPIRATION   ---------------------
                               GRANTED(1)      YEAR       ($/SH)       DATE         5%         10%
                               ----------   ----------   --------   ----------   --------   ----------
C. Tycho Howle...............    150,000       13.3%      $11.67      04/1/03    $712,629   $1,660,729
David T. Leach...............    120,000       10.6        11.67      04/1/03     570,103    1,328,583
James C. Davis...............    157,500       13.9        11.67      04/1/03     748,261    1,743,766
James M. Travers.............         --         --           --           --          --           --
David A. Meeker..............         --         --           --           --          --           --

---------------

(1) The options granted to the named executive officers were awarded under the Stock Plan. The options granted under the Stock Plan are exercisable for a period not to exceed seven years from the date of grant. Options generally vest over four years of continuous employment with Harbinger. The exercise price of each option granted was not less than 100% of the fair market value of a share of Harbinger Common Stock on the date of grant.
(2) Amounts represent the hypothetical gains that could be achieved for the respective options at the end of the seven year option term. The assumed 5% and 10% rates of stock appreciation are mandated by the rules of the Commission and may not accurately reflect the appreciation of the price of Harbinger

    Common Stock from the grant date until the expiration of the option term. These assumptions are not intended to represent a forecast of future stock appreciation of Harbinger Common Stock. No assurance can be given that Harbinger Common Stock will appreciate at all.

OPTIONS EXERCISED AND YEAR-END VALUES OF UNEXERCISED OPTIONS

     The following table sets forth information, as of December 31, 1996, regarding the number of shares received and the value realized upon exercise of the stock options, and the number and value of exercisable and unexercisable options to purchase Harbinger Common Stock held by the Named Executive Officers.

      AGGREGATED OPTION EXERCISES IN 1996 AND 1996 YEAR-END OPTION VALUES

                                                                   NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED             IN-THE-MONEY
                                      SHARES                          OPTIONS AT                    OPTIONS AT
                                     ACQUIRED                      DECEMBER 31, 1996           DECEMBER 31, 1996(2)
                                        ON         VALUE      ---------------------------   ---------------------------
NAME                                 EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                 --------   -----------   -----------   -------------   -----------   -------------
C. Tycho Howle.....................       --           --            --        150,000              --     $  874,500
David T. Leach.....................       --           --       135,000        168,750      $1,962,375     $1,345,538
James C. Davis.....................       --           --        15,000        202,500      $  198,750     $1,514,475
James M. Travers...................   10,500     $133,875         8,250         56,250      $  109,285     $  745,127
David A. Meeker....................    6,000     $ 78,020        10,875         50,625      $  144,050     $  670,614

---------------

(1) Calculated by multiplying the number of shares underlying options by the difference between the closing sale price of the Harbinger Common Stock as reported by the Nasdaq National Market on the date of exercise and the exercise price of the options.
(2) Calculated by multiplying the number of shares underlying options by the difference between the closing sale price for the Harbinger Common Stock of $17.50 as reported by the Nasdaq National Market on December 31, 1996 and the exercise price of the options.

AGREEMENTS WITH EMPLOYEES

     Employees of Harbinger, including executive officers, are required to sign an agreement with Harbinger defining the employee's responsibilities, restricting the ability of the employee to compete with Harbinger during his employment and for a designated period thereafter, restricting solicitation of customers and employees following employment with Harbinger, and providing for ownership and assignment of intellectual property rights to Harbinger. The agreements have an indefinite term, but the employee may terminate employment with Harbinger at any time. In connection with Harbinger's merger with SupplyTech, Inc. on January 3, 1997, Harbinger entered into employment, non-competition and non-disclosure agreements with Theodore C. Annis and A. Gail Jackson. In addition to the terms of Harbinger's standard employment agreements described in the preceding paragraph, the agreements with Mr. Annis and Ms. Jackson generally provide for a minimum term of employment of two years. Under the terms of these agreements, Harbinger has the right to terminate each of the employees' employment by notice for "cause" or due to "disability" of such employee. "Cause" means any of the following reasons: (a) Harbinger reasonably determines that such employee's job performance is unsatisfactory; (b) such employee violates any provision of the employment agreement; (c) such employee is convicted of a felony or misdemeanor involving moral turpitude; or (d) such employee engages in misconduct in the course and scope of his or her employment with Harbinger. "Disability" means the illness or disability of such employee that prevents the performance of the employee's material obligations under the employment agreement, and which continues for consecutive period of 120 days or longer or an average of 180 days or longer in any one year period.

     On March 4, 1997, Harbinger entered into an employment agreement with C. Tycho Howle effective as of January 4, 1997 in order to insure Mr. Howle's continued services as Chairman of the Harbinger Board. The employment agreement provides for a four year term at an initial base salary of $220,000, with bonus opportunity of 50% of base salary if certain performance criteria are met. In addition to the terms of

Harbinger's standard employment agreement described above, Mr. Howle's employment agreement provides for: (i) an option grant under the Stock Plan to purchase 150,000 shares of Harbinger Common Stock at a price equal to the Fair Market Value of Harbinger Common Stock on the date of the grant (the "Option"),
(ii) termination for cause by Harbinger without payment of severance, (iii) voluntary departure by Mr. Howle without severance, and (iv) termination without cause by Harbinger with payment of severance.

     Harbinger may terminate Mr. Howle for cause if Mr. Howle: (i) knowingly and willfully engages in misconduct with respect to the business and affairs of Harbinger, (ii) violates any policy of Harbinger in a material way relating to ethical business conduct, practices, or fiduciary duties of a senior executive,
(iii) knowingly and willfully breaches any material provision of his employment agreement which is not remedied within thirty (30) days after receipt of notice,
(iv) commits a felony or an illegal act involving moral turpitude or fraud or dishonesty which may reasonably be expected to have a material adverse effect on Harbinger, or (v) fails to comply with reasonable directives of the Board, if not remedied within thirty (30) days after receipt of notice. If Harbinger terminates Mr. Howle without cause, then Harbinger will be obligated to pay Mr. Howle the net present value of the compensation that would be payable to Mr. Howle during the remaining term of his employment agreement.

     Mr. Howle's Option vests ratably over four years. In the event Harbinger terminates Mr. Howle without cause, the Option will continue to vest as if he were still employed by Harbinger. Further, in the event of a "Change in Control" of Harbinger, Mr. Howle's Option shall immediately vest in its entirety. A "Change in Control" shall be deemed to have occurred if (and only if) any of the following shall have taken place: (i) a change in control is reported by Harbinger in response to either Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, or Item 1 of Form 8-K promulgated under the Exchange Act; (ii) any person (as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities of Harbinger representing forty percent (40%) or more of the combined voting power of Harbinger's then outstanding securities; or (iii) following the election or removal of directors, a majority of the Harbinger Board consists of individuals who were not members of the Harbinger Board two years before such election or removal, unless the election of each director who was not a director at the beginning of such two-year period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the two-year period. In July 1997, Mr. Howle's employment agreement was amended to provide that any options granted to Mr. Howle in the future will be subject to immediate vesting upon a Change of Control.

     On July 1, 1997, Harbinger entered into employment agreements with David T. Leach and James C. Davis, effective as of January 2, 1997, in order to insure their continued services as Chief Executive Officer and President and Chief Operating Officer of Harbinger, respectively, on substantially the same terms as Mr. Howle's agreement (except that neither Mr. Leach nor Mr. Davis received a stock option grant in connection with his employment agreement). The employment agreements provide for a four-year term at an initial base salary of $200,000 for Mr. Leach and $175,000 for Mr. Davis, with a bonus opportunity of 50% of base salary if certain performance criteria are met. The agreements provide that stock options previously granted to Messrs. Leach and Davis will vest immediately upon a Change of Control.

401(K) PROFIT SHARING PLAN

     Harbinger maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all employees of Harbinger who have completed one year of service and have attained age 21 are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a minimum of 3% and a maximum of 15% of their salary on a pre-tax basis. Subject to certain Code limitations, Harbinger may make a matching contribution of up to $300 of the salary deferral contributions of participants at a rate determined by the Harbinger Board each year. Harbinger may also make an additional contribution to the 401(k) Plan each year at the discretion of the Harbinger Board. The Harbinger Board approved the contribution by Harbinger of $35,000 to the 401(k) Plan for 1996. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is always 100% vested. The portion of the account attributable to Harbinger contributions (including matching contributions) vests at a rate of 20% per year commencing after the first year of service. Distributions from the 401(k) Plan may be made in the form of a lump sum cash payment or in installment payments. In connection with Harbinger's merger with SupplyTech, Inc. on January 3, 1997, Harbinger assumed the obligations under the SupplyTech 401(k) Profit Sharing and Retirement Savings Plan and Trust (the "SupplyTech Plan"). The SupplyTech Plan operates in a manner substantially similar to the Plan, except for the following: (i) participants in the SupplyTech Plan may contribute, subject to certain Code limitations, a minimum of 1% of the participants salary on a pre-tax basis; (ii) subject to certain Code limitations, Harbinger may make a matching contribution of 25% up to 6% of each participant's contribution; and (iii) all portions attributable to Harbinger contributions vest only after the participant completes five years of service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Pursuant to its Alliance Agreement with System Software Associates, Inc. ("SSA"), Harbinger agreed to nominate a designee of SSA to the Harbinger Board. At the 1996 Annual Meeting of Shareholders, Roger E. Covey, as SSA's designee, was elected to Harbinger Board. Mr. Covey resigned from the Harbinger Board in October 1996. See "Certain Transactions."

     William Savoy is a member of the Compensation Committee and is President of Vulcan Northwest. Vulcan Ventures was a shareholder in Harbinger NV, the equity interest of which were acquired by Harbinger in March 1996.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth the amount and percent of shares of Harbinger Common Stock which, as of October 27, 1997, are deemed under the rules of the Commission to be "beneficially owned" by each member of the Harbinger Board, by each executive officer and director of Harbinger (including David Hildes, who will be added to the Harbinger Board at the Effective Time), by all directors and executive officers of Harbinger as a group, and by any person or "group" (as that term is used in the Exchange Act) known to Harbinger as of that date to be a "beneficial owner" of more than 5% of the outstanding shares of Harbinger Common Stock. Harbinger effected a three-for-two stock split paid in the form of a stock dividend on January 31, 1997 to shareholders of record as of January 17, 1997.

                                                               HARBINGER COMMON STOCK
                                                                BENEFICIALLY OWNED(1)
                                                              -------------------------
                                                              NUMBER OF   PERCENTAGE OF
                                                               SHARES       CLASS(%)
                                                              ---------   -------------
DIRECTORS AND EXECUTIVE OFFICERS
C. Tycho Howle(2)...........................................  1,143,423        5.3
David T. Leach(3)...........................................    422,106          *
James C. Davis(4)...........................................    298,333        1.4
Joel G. Katz(5).............................................     44,498          *
William B. King(6)..........................................     60,066          *
Stuart L. Bell(7)...........................................     38,625          *
William D. Savoy(8).........................................  1,884,237        8.7
Benn R. Konsynski(9)........................................     13,426          *
Klaus Neugebauer(10)........................................      4,500         --
Ad Nederlof(11).............................................     29,500         --
David A. Meeker(12).........................................      9,700          *
James M. Travers(13)........................................      8,400          *
Theodore C. Annis...........................................    520,776        2.4
A. Gail Jackson.............................................    908,552        4.2
Willem Van Nieuwenhuyzen(14)................................     50,000          *
David Hildes(15)............................................  1,048,390        4.9
All executive officers and directors as a group (16
  persons)(16)..............................................  6,484,532       29.3
5% SHAREHOLDERS
Vulcan Ventures, Inc./Paul G. Allen(17).....................  1,827,237        8.5
  110 110th Avenue, NE, Suite 550, Bellevue, WA 98004
Warburg, Pincus Counselors, LLC(18).........................  1,276,350        5.9
  466 Lexington Avenue New York, NY

---------------

   * Less than 1% of the outstanding Harbinger Common Stock.
 (1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors, executive officers of Harbinger and filings made with the Commission or furnished to Harbinger by other shareholders.
 (2) Includes 812,510 shares held of record by Mr. Howle, 50,800 shares held of record by Mr. Howle's wife, an aggregate of 14,391 shares held by Mr. Howle's children, 145,200 shares held in a family limited partnership for the benefit of Mr. Howle, his wife and children, 75,000 shares held by a charitable remainder unitrust for the benefit of Mr. Howle, his wife and certain designated charities, 8,022 shares held in a foundation created by Mr. Howle, and 37,500 shares subject to options exercisable within 60 days. Mr. Howle disclaims beneficial ownership of all such shares, other than the shares held of record by Mr. Howle or for his benefit. Mr. Howle's address is 1055 Lenox Park Boulevard, Atlanta, GA 30319.
 (3) Includes 213,317 shares held of record by Mr. Leach and 3,475 shares held jointly by Mr. Leach and his wife, and 205,312 shares subject to options exercisable within 60 days.

 (4) Includes 214,896 shares held jointly by Mr. Davis and his wife, and 83,437 shares subject to options exercisable within 60 days.
 (5) Includes 40,000 shares subject to options exercisable within 60 days.
 (6) Includes 40,500 shares subject to options exercisable within 60 days.
 (7) Includes 16,125 shares subject to options exercisable within 60 days.
 (8) Includes 36,375 shares subject to options exercisable within 60 days. Also includes 1,770,987 shares beneficially owned by Vulcan Ventures, Inc. and Paul G. Allen, as to which Mr. Savoy disclaims beneficial ownership.
 (9) Includes 10,126 shares subject to options exercisable within 60 days.
(10) Includes 4,500 shares subject to options exercisable within 60 days.
(11) Includes 29,500 shares subject to options exercisable within 60 days.
(12) Includes 8,950 shares subject to options exercisable within 60 days.
(13) Includes 8,400 shares subject to options exercisable within 60 days.
(14) Includes 50,000 shares subject to options exercisable within 60 days.
(15) Represents 2,298,827 shares of Premenos Common Stock, including 159,300 shares of Premenos Common Stock held by a charitable remainder unitrust, and options to purchase 30,874 shares of Premenos Common Stock exercisable within 60 days, which will be converted into 1,034,472 shares of Harbinger Common Stock and assigned and substituted for Harbinger stock options for 13,893 shares of Harbinger Common Stock, respectively, pursuant to the Merger Agreement, and 25 shares of Harbinger Common Stock (collectively, the "Hildes Shares").
(16) Includes 570,725 shares subject to options exercisable within 60 days and the Hildes Shares.
(17) Includes 1,770,987 shares and 56,250 shares subject to warrants exercisable within 60 days beneficially owned by Paul G. Allen. Excludes 36,375 shares held beneficially by Mr. Savoy, as to which Mr. Allen disclaims beneficial ownership.
(18) According to a Schedule 13G filed by Warburg, Pincus Counselors, Inc. ("Warburg, Pincus") dated January 9, 1997, Warburg, Pincus, a registered investment advisor, beneficially owns 1,276,350 shares of Harbinger Common Stock. According to the Schedule 13G, Warburg, Pincus has sole voting power to 868,050 shares, shared voting power as to 197,850 shares and sole despositive power as to 1,272,300 shares.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Harbinger as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been incorporated by reference herein from Harbinger's Current Report on Form 8-K filed on July 1, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP expressed reliance on the report of other auditors as it relates to the amounts included for SupplyTech, Inc. and SupplyTech International, LLC for 1995.

     The financial statements of Harbinger NET Services, LLC as of December 31, 1996 and 1995 and for the periods ended December 31, 1996 and 1995 have been incorporated by reference herein from Harbinger's Current Report on Form 8-K/A Amendment No. 1 filed on March 14, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm or experts in accounting and auditing.

     The combined financial statements of SupplyTech, Inc. and SupplyTech International, LLC as of December 31, 1996 and for the year then ended have been incorporated by reference herein from Harbinger's Current Report on Form 8-K/A Amendment No. 1 filed on March 18, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Acquion, Inc. as of October 31, 1996 and for the year ended October 31, 1996 have been incorporated by reference herein from Harbinger's Current Report on Form 8-K/A Amendment

No. 1 filed on October 29, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements and schedule of Harbinger for the year ended December 31, 1994, which have been incorporated by reference herein from Harbinger's Current Report on Form 8-K filed on July 1, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The combined financial statements of SupplyTech, Inc. and SupplyTech International, LLC as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been incorporated by reference herein from Harbinger's Current Report on Form 8-K/A Amendment No. 1 filed on March 18, 1997 in reliance upon the report of Ciulla, Smith & Dale, LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of NTEX Holding, B.V. as of December 31, 1995 and for the year then ended, have been incorporated by reference herein from Harbinger's Current Report on Form 8-K/A Amendment No. 1 filed on June 17, 1996 in reliance upon the report of Moret Ernst & Young Accountants, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of INOVIS GmbH & Co. computergestuzte Informationssysteme as of December 31, 1995, and for the year then ended have been incorporated by reference herein from Harbinger's Current Report of Form 8-K/A Amendment No. 1 filed on July 1, 1996 in reliance upon the report of KPMG Deutsche TreuhandGesellschaft AG, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Harbinger N.V. and subsidiaries as of December 31, 1995, 1994, and 1993, and for the two years ended December 31, 1995, and 1994, and the one month ended December 31, 1993, have been incorporated by reference herein from Harbinger's Current Report on Form 8-K/A Amendment No. 1 filed on July 2, 1996 in reliance upon the report of KPMG Accountants N.V., independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheets of Premenos Technology Corp. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference herein from the Premenos Technology Corp. 1996 Annual Report on Form 10-K, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the shares of Harbinger Common Stock to be issued pursuant to the terms of the Merger Agreement will be passed upon for Harbinger by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the Merger will be passed upon for Premenos by Bryan Cave LLP, New York, New York. Stephan Mallenbaum, a director of Premenos, is a member of Byan Cave LLP and owns options to purchase 29,794 shares of Premenos Common Stock.

                             SHAREHOLDER PROPOSALS

     Any proposals by Harbinger Shareholders to be presented at Harbinger's 1998 Annual Meeting of Shareholders must be received by Harbinger no later than
            , 1998 in order to be included in Harbinger's proxy materials relating to the meeting. Any proposals by Premenos Stockholders to be presented at Premenos's 1998 Annual Meeting of Stockholders, assuming that the Merger is not consummated by March 31, 1998, must be received by Premenos no later than
            , 1998 in order to be included in Premenos's proxy materials relating to the meeting.

                                                                   Exhibit 2.2




                                                                         ANNEX A

                                MERGER AGREEMENT

                                  BY AND AMONG

                             HARBINGER CORPORATION,

                         OLYMPIC SUBSIDIARY CORPORATION

                                      AND

                           PREMENOS TECHNOLOGY CORP.

                             AS OF OCTOBER 23, 1997

                               TABLE OF CONTENTS

ARTICLE 1.  THE MERGER......................................................   A-9
  Section 1.1.  Surviving Corporation.......................................   A-9
  Section 1.2.  Certificate of Incorporation................................   A-9
  Section 1.3.  Bylaws......................................................   A-9
  Section 1.4.  Directors...................................................   A-9
  Section 1.5.  Officers....................................................  A-10
  Section 1.6.  Effective Time..............................................  A-10
  Section 1.7.  Tax-Free Reorganization.....................................  A-10
  Section 1.8.  Pooling of Interests Accounting.............................  A-10
ARTICLE 2.  CONVERSION OF SHARES; TREATMENT OF OPTIONS
                 AND DERIVATIVES............................................  A-10
  Section 2.1.  Premenos Common Stock.......................................  A-10
  Section 2.2.  Fractional Shares...........................................  A-10
  Section 2.3.  Treatment of Premenos Employee Stock Options and Derivative
                Securities..................................................  A-10
  Section 2.4.  Exchange Agent..............................................  A-12
  Section 2.5.  Conversion Ratio and Adjustment Event.......................  A-13
ARTICLE 3.  REPRESENTATIONS AND WARRANTIES OF PREMENOS......................  A-13
  Section 3.1.  Organization................................................  A-13
  Section 3.2.  Authorization...............................................  A-13
  Section 3.3.  Absence of Restrictions and Conflicts.......................  A-14
  Section 3.4.  Capitalization..............................................  A-14
  Section 3.5.  Capital Stock of Premenos Subsidiaries......................  A-14
  Section 3.6.  SEC Reports.................................................  A-14
  Section 3.7.  Financial Statements........................................  A-15
  Section 3.8.  Absence of Certain Changes..................................  A-15
  Section 3.9.  Legal Proceedings...........................................  A-16
  Section 3.10. Compliance with Law.........................................  A-16
  Section 3.11. Material Contracts..........................................  A-16
  Section 3.12. Tax Returns; Taxes..........................................  A-17
  Section 3.13. Employee Benefit Plans......................................  A-17
  Section 3.14. Labor Relations.............................................  A-20
  Section 3.15. Insurance...................................................  A-20
  Section 3.16. Title to Properties and Related Matters.....................  A-20
  Section 3.17. Environmental Matters.......................................  A-21
  Section 3.18. Patents, Trademarks, Trade Names............................  A-21
  Section 3.19. Licensed Software...........................................  A-21
  Section 3.20. Trade Secrets...............................................  A-23
  Section 3.21. Proxy Statement and Registration Statement..................  A-23
  Section 3.22. Pooling.....................................................  A-23
  Section 3.23. Transactions with Affiliates................................  A-23
  Section 3.24. Brokers, Finders and Investment Bankers.....................  A-23
  Section 3.25. Disclosure..................................................  A-23
  Section 3.26. Opinion of Financial Advisor................................  A-24
  Section 3.27. No Existing Discussions.....................................  A-24
ARTICLE 4.  REPRESENTATIONS AND WARRANTIES OF HARBINGER.....................  A-24
  Section 4.1.  Organization................................................  A-24
  Section 4.2.  Authorization...............................................  A-24
  Section 4.3.  Absence of Restrictions and Conflicts.......................  A-24

  Section 4.4.  Capitalization..............................................  A-25
  Section 4.5.  Capital Stock of Harbinger Subsidiaries.....................  A-25
  Section 4.6.  SEC Reports.................................................  A-25
  Section 4.7.  Financial Statements........................................  A-26
  Section 4.8.  Absence of Certain Changes..................................  A-26
  Section 4.9.  Legal Proceedings...........................................  A-27
  Section 4.10. Compliance with Law.........................................  A-27
  Section 4.11. Patents, Trademarks, Trade Names............................  A-27
  Section 4.12. Licensed Software...........................................  A-28
  Section 4.13. Trade Secrets...............................................  A-29
  Section 4.14. Proxy Statement and Registration Statement..................  A-29
  Section 4.15. Pooling.....................................................  A-29
  Section 4.16. Brokers, Finders and Investment Bankers.....................  A-29
  Section 4.17. Disclosure..................................................  A-29
  Section 4.18. Opinion of Financial Advisor................................  A-30
  Section 4.19. Interim Operations of HarbingerSub..........................  A-30
ARTICLE 5.  CERTAIN COVENANTS AND AGREEMENTS................................  A-30
  Section 5.1.  Conduct of Business by Premenos.............................  A-30
  Section 5.2.  Conduct of Business by Harbinger............................  A-32
  Section 5.3.  Inspection and Access to Information........................  A-32
  Section 5.4.  Proxy Statement and Registration Statement..................  A-32
  Section 5.5.  Harbinger and Premenos Stockholders Meetings................  A-32
  Section 5.6.  The Nasdaq National Market Additional Shares Notification...  A-33
  Section 5.7.  Premenos Affiliates.........................................  A-33
  Section 5.8.  No Solicitation.............................................  A-33
  Section 5.9.  Reasonable Efforts; Further Assurances; Cooperation.........  A-35
  Section 5.10. Public Announcements........................................  A-35
  Section 5.11. Financial Statements and SEC Reports........................  A-35
  Section 5.12. Supplements to Disclosure Letters...........................  A-35
  Section 5.13. Pooling of Interests Accounting.............................  A-35
  Section 5.14. Accountant's Review Report..................................  A-35
  Section 5.15. Indemnification of Premenos Directors and Officers..........  A-36
  Section 5.16. Harbinger Board of Directors................................  A-36
  Section 5.17. Employment Agreements.......................................  A-36
  Section 5.18. Premenos Transactional Expenses.............................  A-37
  Section 5.19. Severance...................................................  A-37
  Section 5.20. Premenos Stock Options......................................  A-37
  Section 5.21. Minority Interest...........................................  A-37
ARTICLE 6.  CONDITIONS......................................................  A-37
  Section 6.1.  Conditions to Each Party's Obligations......................  A-37
  Section 6.2.  Conditions to Obligations of Harbinger......................  A-38
  Section 6.3.  Conditions to Obligations of Premenos.......................  A-39
ARTICLE 7.  CLOSING.........................................................  A-39
ARTICLE 8.  TERMINATION.....................................................  A-40
  Section 8.1.  Termination and Abandonment.................................  A-40
  Section 8.2.  Specific Performance and Other Remedies.....................  A-40
  Section 8.3.  Effect of Termination.......................................  A-41
  Section 8.4.  Fees and Expenses...........................................  A-41

ARTICLE 9.  MISCELLANEOUS PROVISIONS........................................  A-42
  Section 9.1.  Notices.....................................................  A-42
  Section 9.2.  Disclosure Letters and Exhibits.............................  A-43
  Section 9.3.  Assignment; Successors in Interest..........................  A-43
  Section 9.4.  Investigations; Representations and Warranties..............  A-43
  Section 9.5.  Number; Gender..............................................  A-43
  Section 9.6.  Captions....................................................  A-43
  Section 9.7.  Controlling Law; Integration; Amendment.....................  A-43
  Section 9.8.  Premenos and Harbinger Knowledge............................  A-44
  Section 9.9.  Severability................................................  A-44
  Section 9.10. Counterparts................................................  A-44
  Section 9.11. Enforcement of Certain Rights...............................  A-44
  Section 9.12. Waiver......................................................  A-44
  Section 9.13. Merger......................................................  A-44

                                 DEFINED TERMS

                            TERM                               SECTION
                            ----                              ----------
1997 Balance Sheet..........................................  3.7
Adjustment Event............................................  2.5(b)
Agreement...................................................  Page 1
Alternative Transaction.....................................  8.4(d)
Alternative Transaction Value...............................  8.4(b)
Anticipated Merger Transaction Value........................  2.5(a)
Anticipated Premenos Transactional Expenses.................  5.18
Average Closing Price.......................................  2.2
Certificate.................................................  2.4(b)
Certificate of Merger.......................................  Page 1
Closing.....................................................  Page 39
Closing Date................................................  Page 39
Code........................................................  Page 1
Competing Offer.............................................  5.8(a)
Confidentiality Agreement...................................  5.8(a)
Conversion Ratio............................................  2.5(a)
Coopers & Lybrand...........................................  3.7
Coopers & Lybrand Review Report.............................  5.14
DGCL........................................................  Page 1
EEOC........................................................  3.14
Effective Time..............................................  1.6
Employee Benefit Plan.......................................  3.13(a)(ii)
ERISA.......................................................  3.13(a)(ii)
Excess Parachute Payment....................................  3.13(k)
Exchange Act................................................  3.3
Exchange Fund...............................................  2.4(a)
Expense Cap.................................................  2.5(a)
Exchange Agent..............................................  2.4(a)
GBCC........................................................  6.1(b)
Harbinger Executives........................................  9.8
Harbinger Licensed Intellectual Property....................  4.9
Harbinger Disclosure Letter.................................  Page 24
Harbinger Proprietary Intellectual Property.................  4.9
Harbinger Intellectual Property.............................  4.9
Harbinger Proprietary Software..............................  4.10(a)
Harbinger Hardware..........................................  4.10(a)
Harbinger Licensed Software.................................  4.10(b)
Harbinger Software..........................................  4.10(b)
Harbinger License Agreements................................  4.10(b)
Harbinger Shareholders Meeting..............................  5.5(b)
Harbinger Subsidiaries......................................  4.5
Harbinger SEC Reports.......................................  4.6
Harbinger Preferred Stock...................................  4.4
Harbinger Financial Statements..............................  4.7
Harbinger...................................................  Page 1
Harbinger Balance Sheet.....................................  4.7
Harbinger Capital Stock.....................................  4.4
Harbinger Common Stock......................................  2.1(a)
HarbingerSub................................................  Page 1

                            TERM                               SECTION
                            ----                              ----------
Harbinger Termination Fee...................................  8.4(b)
Harbinger Topping Fee.......................................  8.4(b)
HSR Act.....................................................  3.3
Incremental Value...........................................  8.4(b)
Indemnified Parties.........................................  5.15(b)
Interim Statement...........................................  5.18
IRS.........................................................  3.13(f)
KPMG Peat Marwick...........................................  4.7
Leased Employees............................................  3.13(n)
Merger......................................................  Page 1
Merger Transaction Value....................................  8.4(b)
Nasdaq Additional Shares Notification.......................  5.6
NLRB........................................................  3.14
Non-Qualified Options.......................................  2.3(a)
Old Options.................................................  2.3(a)
PBGC........................................................  3.13(f)
Pension Benefit Plan........................................  3.13(n)
Premises....................................................  3.17
Proxy Agreement.............................................  Page 1
Proxy Statement.............................................  3.21
Premenos....................................................  Page 1
Premenos Intellectual Property..............................  3.18
Premenos ERISA Affiliate....................................  3.13(b)
Premenos Disclosure Letter..................................  Page 13
Premenos Common Stock.......................................  2.1(a)
Premenos Financial Statements...............................  3.7
Premenos Licensed Intellectual Property.....................  3.18
Premenos Proprietary Intellectual Property..................  3.18
Premenos Executives.........................................  9.8
Premenos Hardware...........................................  3.19(a)
Premenos License Agreements.................................  3.19(b)
Premenos Licensed Software..................................  3.19(a)
Premenos Material Contracts.................................  3.11
Premenos Preferred Stock....................................  3.4
Premenos Proprietary Software...............................  3.19(a)
Premenos SEC Reports........................................  3.6
Premenos Software...........................................  3.19(a)
Premenos Stockholders.......................................  2.2
Premenos Subsidiaries.......................................  3.5
Premenos Benefit Plan.......................................  3.13(a)
Premenos Stockholders Meeting...............................  5.5(c)
Premenos Termination Fee....................................  8.4(c)

                            TERM                               SECTION
                            ----                              ----------
Registration Statement......................................  3.21
Reportable Event............................................  3.13(o)
Scheduled Leases............................................  3.16(b)
SEC.........................................................  2.3(e)
Securities Act..............................................  3.3
SO Plan.....................................................  2.3(a)
Superior Proposal...........................................  5.8(a)
Surviving Corporation.......................................  1.1
The Best Knowledge of Premenos..............................  9.8
The Best Knowledge of Harbinger.............................  9.8

                                    EXHIBITS

EXHIBIT                                                        NUMBER
-------                                                       --------
Certificate of Merger -- Delaware...........................    1.1
Proxy Agreement.............................................    1.2
Form of King & Spalding Tax Opinion.........................    6.1(d)
Form of Bryan Cave LLP Opinion..............................    6.2(c)
Form of King & Spalding Opinion.............................    6.3(c)
Form of Registration Rights Agreement.......................    6.3(g)

                                MERGER AGREEMENT

     THIS MERGER AGREEMENT, dated as of October 23, 1997 (the "Agreement"), by and among HARBINGER CORPORATION, a Georgia corporation ("Harbinger"), OLYMPIC SUBSIDIARY CORPORATION, a Delaware corporation and a wholly owned subsidiary of Harbinger ("HarbingerSub"), and PREMENOS TECHNOLOGY CORP., a Delaware corporation ("Premenos").

     WHEREAS, the Board of Directors of Harbinger, HarbingerSub and Premenos deem it advisable and in the best interests of each corporation and its respective shareholders or stockholders, as applicable, that Harbinger and Premenos combine in order to advance the long-term business strategies, goals and interests of Harbinger and Premenos;

     WHEREAS, the Board of Directors of Harbinger, HarbingerSub and Premenos each have approved this Agreement and the merger (the "Merger"), pursuant to this Agreement and the certificate of merger in the form attached hereto as
Exhibit 1.1 (the "Certificate of Merger") of HarbingerSub with and into Premenos on the terms and conditions contained in this Agreement and in accordance with the Delaware General Corporation law (the "DGCL");

     WHEREAS, Harbinger, as the sole stockholder of HarbingerSub, has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Certificate of Incorporation and Bylaws of HarbingerSub;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Harbinger's willingness to enter into this Agreement, David Hildes and Lew Jenkins have each duly executed and delivered to Harbinger an irrevocable proxy agreement in the form attached hereto as Exhibit
1.2 (the "Proxy Agreements");

     WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the parties to this Agreement intend that the Merger be accounted for as a pooling of interests pursuant to APB Opinion No. 16 and related pronouncements thereunder.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     Section 1.1. Surviving Corporation. Subject to the provisions of this Agreement and the DGCL, at the Effective Time, HarbingerSub shall be merged with and into Premenos, and the separate corporate existence of HarbingerSub shall cease. Premenos shall be the surviving corporation in the Merger (sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects set forth in Section 259 of the DGCL.

     Section 1.2. Certificate of Incorporation. The Certificate of Incorporation of Premenos shall be the Certificate of Incorporation of the Surviving Corporation until amended after the Effective Time.

     Section 1.3. Bylaws. The Bylaws of Premenos shall be the Bylaws of the Surviving Corporation until amended after the Effective Time.

     Section 1.4. Directors. The directors of the Surviving Corporation shall consist of the directors of HarbingerSub immediately prior to the Effective Time, such directors to hold office from the Effective Time until their respective successors are duly elected and qualify.

     Section 1.5. Officers. The officers of the Surviving Corporation shall consist of the officers of HarbingerSub immediately prior to the Effective Time, such officers to hold office from the Effective Time until their respective successors are duly elected and qualify.

     Section 1.6.  Effective Time.  If all of the conditions set forth in
Article 6 have been fulfilled or waived in accordance with the terms of this Agreement and this Agreement has not been terminated in accordance with Article 8, the parties shall cause the Certificate of Merger to be properly executed and filed on the Closing Date with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time of filing of a properly executed Certificate of Merger. The date and time when the Merger becomes effective is referred to as the Effective Time.

     Section 1.7. Tax-Free Reorganization. The Merger is intended to be a reorganization within the meaning of Section 368 of the Code, and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under Section 368 of the Code.

     Section 1.8. Pooling of Interests Accounting. The Merger is intended to be accounted for as a pooling of interests within the meaning of APB Opinion No. 16 and related pronouncements thereunder.

                                   ARTICLE 2

                   CONVERSION OF SHARES; TREATMENT OF OPTIONS
                                AND DERIVATIVES

     Section 2.1. Premenos Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any Premenos Stockholder:

          (a) Subject to Section 2.2, each share of common stock, par value $.01 per share, of Premenos ("Premenos Common Stock") issued and outstanding immediately prior to the Effective Time (except for treasury shares and any shares held by Harbinger or a direct or indirect subsidiary of Harbinger) shall be converted, without any further action, into the right to receive such fraction of a share of Common Stock, par value $.0001 per share, of Harbinger ("Harbinger Common Stock") as is equal to the Conversion Ratio.

          (b) Each share of Premenos Common Stock issued immediately prior to the Effective Time that is then held in Premenos's treasury shall be canceled and retired and all rights in respect of such stock shall cease to exist, without any conversion thereof or payment of any consideration therefor.

          (c) Each share of common stock, par value $.0001 per share, of HarbingerSub that is issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $.0001 per share, of the Surviving Corporation.

     Section 2.2. Fractional Shares. No scrip or fractional shares of Harbinger Common Stock shall be issued in the Merger. All fractional shares of Harbinger Common Stock to which a holder of Premenos Common Stock (each a "Premenos Stockholder") immediately prior to the Effective Time would otherwise be entitled at the Effective Time shall be aggregated. If a fractional share results from such aggregation, a Premenos Stockholder shall be entitled, after the later of (a) the Effective Time or (b) the surrender of such Premenos Stockholder's Certificate(s) that represent such shares of Premenos Common Stock, to receive from Harbinger an amount in cash in lieu of such fractional share, based on the Average Closing Price. For purposes of this Agreement, the "Average Closing Price" shall be the arithmetic average of the closing price per share of Harbinger Common Stock, as reported on the Nasdaq National Market, for each of the ten consecutive trading days ending on the fifth trading day immediately prior to the date of the Premenos Stockholders Meeting.

     Section 2.3. Treatment of Premenos Employee Stock Options and Derivative Securities. (a) At the Effective Time, Harbinger shall assume all of Premenos's rights and obligations with respect to the outstanding stock options held by certain employees and non-employee directors of Premenos pursuant to Premenos's 1995 Incentive Program, as amended (the "SO Plan"), as set forth in the Premenos Disclosure

Letter, which are outstanding and unexercised at the Effective Time (the "Old Options"), whether or not the Old Options are then exercisable. Promptly following such assumption, Harbinger shall substitute for the Old Options options to be granted under the Harbinger 1996 Stock Option Plan (the "Harbinger Options"), which Harbinger Options will contain vesting terms and conditions matching those contained in the Old Options. Harbinger agrees to issue incentive stock options under the Harbinger 1996 Stock Option Plan in substitution for each Old Option that qualified as an incentive stock option prior to the Effective Time and to issue non-qualified stock options under the Harbinger 1996 Stock Option Plan in substitution for each Old Option that constituted a non-qualified stock option prior to the Effective Time. Each Harbinger Option shall thereafter evidence the right to purchase the number of shares of Harbinger Common Stock equal to the product (rounded up or down as appropriate to a whole share) of (i) the number of shares of Premenos Common Stock covered by such Old Option immediately prior to the Effective Time, multiplied by (ii) the Conversion Ratio. The exercise price of such Harbinger Options for each share of Harbinger Common Stock subject to such options shall be equal to the quotient (rounded up or down as appropriate to a whole cent) obtained by dividing (i) the per-share exercise price for shares of Premenos Common Stock subject to such Old Option immediately prior to the Effective Time, by (ii) the Conversion Ratio. It is intended that the assumption and substitution of the Harbinger Options for the Old Options, as set forth herein, shall (i) not give to any holder thereof any benefits in addition to those which any such holder had prior to such assumption and substitution so that the assumption and substitution by Harbinger of the Old Options will comply with the requirements of Section 424(a) of the Code and (ii) be undertaken in a manner that will not constitute a "Modification" as defined in Section 424(b) of the Code as to any Old Option which is an incentive stock option.

     (b) At the Effective Time, Harbinger shall assume all of Premenos's rights and obligations with respect to certain outstanding warrants and other rights to acquire Premenos Common Stock as set forth in the Premenos Disclosure Letter (which description in the Premenos Disclosure Letter shall include the number of shares of Premenos Common Stock obtainable upon exercise and the strike price of each such warrant or right) which are outstanding and unexercised at the Effective Time (the "Premenos Derivative Securities"), whether or not the Premenos Derivative Securities are then exercisable. Immediately following such assumption and in accordance with the terms and conditions of the Premenos Derivative Securities, each such Premenos Derivative Security shall thereafter evidence the right to purchase: (i) the number of shares of Harbinger Common Stock equal to the product (rounded up or down as appropriate to the next whole share) of (W) the number of shares of Premenos Common Stock covered by such Premenos Derivative Security immediately prior to the Effective Time multiplied by (X) the Conversion Ratio; and (ii) the exercise price of such assumed Premenos Derivative Security shall thereafter be equal to the quotient obtained by dividing (Y) the per share exercise price for shares of Premenos Common Stock subject to such Premenos Derivative Security immediately prior to the Effective Time, by (Z) the Conversion Ratio. From and after the Effective Time, the number of shares of Harbinger Common Stock subject to such Premenos Derivative Securities and the exercise price for such shares shall be subject to further adjustment in accordance with the provisions of such Premenos Derivative Securities.

     (c) As soon as practicable after the Effective Time, Harbinger shall deliver to each holder of an Old Option an appropriate written notice and option agreement setting forth Harbinger's assumption of the Old Option and substitution of the Harbinger Option in accordance with the terms of this
Section 2.3. The form of such notice and option agreement shall be delivered to Premenos prior to the Effective Time and shall be subject to its reasonable approval. Premenos shall not grant any options under the SO Plan or otherwise after the date of this Agreement.

     (d) As soon as practicable after the Effective Time, Harbinger shall deliver to each holder of a Premenos Derivative Security such additional documentation as may be required pursuant to the express terms of such Premenos Derivative Security to properly evidence Harbinger's assumption of Premenos's rights and obligations thereunder.

     (e) Harbinger agrees to cause the shares of Harbinger Common Stock issuable upon exercise of the Harbinger Options to be registered with the Securities and Exchange Commission (the "SEC") on a Form S-8 Registration Statement as promptly following the Effective Time as is reasonably practicable.

     (f) Approval by the Premenos Stockholders of this Agreement shall constitute authorization and approval of any and all of the actions described in this Section 2.3.

     (g) The offering period under Premenos's 1995 Employee Stock Purchase Plan (the "Stock Plan") which ends December 31, 1997, shall be the final offering period under the Stock Plan, and the Board of Directors of Premenos shall terminate the Stock Plan as of the earlier to occur of the Effective Time or December 31, 1997, in accordance with its terms. Employees of Premenos who participate in the final offering period of the Stock Plan shall have shares of Premenos purchased on their behalf prior to the termination of the Stock Plan in accordance with its terms.

     Section 2.4. Exchange Agent. (a) Harbinger shall authorize First Union National Bank of North Carolina to serve as exchange agent hereunder (the "Exchange Agent"). Promptly after the Effective Time, Harbinger shall deposit or shall cause to be deposited in trust with the Exchange Agent certificates representing the number of whole shares of Harbinger Common Stock to which the holders of Premenos Common Stock (other than treasury shares and other than Harbinger or a direct or indirect subsidiary of Harbinger) are entitled pursuant to Section 2.1, together with cash sufficient to pay for fractional shares then known to Harbinger pursuant to Section 2.2 (such cash amounts and certificates being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions received from Harbinger, deliver the number of shares and pay the amounts of cash provided for in Sections 2.1 and 2.2 out of the Exchange Fund. Additional amounts of cash, if any, needed from time to time by the Exchange Agent to make payments for fractional shares shall be provided by Harbinger and shall become part of the Exchange Fund.

     (b) As soon as is reasonably practicable after the Effective Time, the Exchange Agent shall make available to each record holder (other than treasury shares and other than Harbinger or a direct or indirect subsidiary of Harbinger) who, as of the Effective Time, was a holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Premenos Common Stock (the "Certificate" or "Certificates"), a form of letter of transmittal and instructions for use in effecting the surrender of the Certificates for payment therefor and conversion thereof. Delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and the form of letter of transmittal shall so reflect. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) one or more certificates as requested by the holder (properly issued, executed and countersigned, as appropriate) representing that number of whole shares of Harbinger Common Stock to which such holder of Premenos Common Stock shall have become entitled pursuant to the provisions of Section 2.1, and (ii) as to any fractional share, a check representing the cash consideration to which such holder shall have become entitled pursuant to Section 2.1, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If any portion of the consideration to be received pursuant to Sections 2.1 and 2.2 upon exchange of a Certificate (whether a certificate representing shares of Harbinger Common Stock or a check representing cash for a fractional share) is to be issued or paid to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance and payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Harbinger Common Stock or a check representing cash for a fractional share to such other person, or establish to the satisfaction of the Exchange Agent that such tax has been paid or that no such tax is applicable. From the Effective Time until surrender in accordance with the provisions of this Section 2.4, each Certificate shall represent for all purposes only the right to receive the consideration provided in Sections 2.1 and 2.2. All payments in respect of shares of Premenos Common Stock that are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such securities.

     (c) In the case of any lost, mislaid, stolen or destroyed Certificate, the holder may be required, as a condition precedent to delivery to such holder of the consideration described in Sections 2.1 and 2.2, to deliver to Harbinger a bond in such reasonable sum or a reasonably satisfactory indemnity agreement as Harbinger may direct as indemnity against any claim that may be made against Harbinger or the Surviving Corporation with respect to the Certificate alleged to have been lost, mislaid, stolen or destroyed.

     (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Premenos Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration described in Sections 2.1 and 2.2.

     (e) Any shares of Harbinger Common Stock or cash due former Premenos Stockholders pursuant to Sections 2.1 and 2.2 that remains unclaimed by such former Premenos Stockholder for six months after the Effective Time shall be held by Harbinger; and any former Premenos Stockholder who has not prior to those dates complied with Section 2.4(b) can thereafter look only to Harbinger for issuance of the number of shares of Harbinger Common Stock and other consideration to which such holder has become entitled pursuant to the provisions of Sections 2.1 and 2.2; except that neither Harbinger nor any other party to this Agreement shall be liable to a former Premenos Stockholder for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Section 2.5. Conversion Ratio and Adjustment Event. (a) The "Conversion Ratio" shall be equal to .45.

     (b) In the event of any change in Harbinger Common Stock or Premenos Common Stock between the date of this Agreement and the Effective Time by reason of any stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like (an "Adjustment Event"), the Conversion Ratio shall be appropriately adjusted so each holder of Premenos Common Stock will receive in the Merger the amount of Harbinger Common Stock such holder would have been entitled to receive if the Effective Time had been immediately prior to such Adjustment Event.

                                   ARTICLE 3

                   REPRESENTATIONS AND WARRANTIES OF PREMENOS

     With such exceptions as are set forth in a letter (the "Premenos Disclosure Letter") delivered by Premenos to Harbinger prior to the date of this Agreement, Premenos represents and warrants to Harbinger as follows:

     Section 3.1. Organization. Premenos and each of its subsidiaries are each a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and have all requisite corporate power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted. Premenos and its subsidiaries are each qualified to transact business, and are in good standing, as a foreign corporation in each jurisdiction where the character of their activities requires such qualification, except where the failure to so qualify would not have a material adverse effect on the assets, liabilities, results of operations, financial condition, business or prospects of Premenos. Premenos has made available to Harbinger accurate and complete copies of the Certificate of Incorporation and Bylaws, as currently in effect, of Premenos, the minute books and stock records of Premenos and the same documents of each subsidiary. The Premenos Disclosure Letter contains a true and correct list of the jurisdictions in which Premenos or its subsidiaries is qualified to do business as a foreign corporation.

     Section 3.2. Authorization. Premenos has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Premenos and the performance by Premenos of its obligations under this Agreement and the consummation of the Merger and the other transactions provided for by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Premenos. The Board of Directors of Premenos has approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Premenos and constitutes the legal, valid and binding agreement of Premenos, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

     Section 3.3. Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement and the fulfillment of and compliance with the terms and conditions of this Agreement do not and will not, with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the acceleration of any obligation under, (i) any term or provision of the Certificate of Incorporation or Bylaws of Premenos,
(ii) any Premenos Material Contract, (iii) any judgment, decree or order of any court or governmental authority or agency to which Premenos or any of its subsidiaries is a party or by which Premenos or its subsidiaries or any of their respective properties is bound, or (iv) any statute, law, regulation or rule applicable to Premenos or its subsidiaries, so as to have in the case of subsections (ii) through (iv) above, a material adverse effect on the assets, liabilities, results of operations or financial condition, of Premenos. Except for compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable state securities laws and the filing and recordation of the Certificate of Merger as required by the DGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental agency or public or regulatory unit, agency, body or authority with respect to Premenos or its subsidiaries is required in connection with the execution, delivery or performance of this Agreement by Premenos or the consummation of the transactions contemplated by this Agreement by Premenos, the failure to obtain which would have a material adverse effect upon the assets, liabilities, results of operations or financial condition of Premenos.

     Section 3.4. Capitalization. The authorized capital stock of Premenos consists of 25,000,000 shares of common stock, $.01 par value per share and 1,000,000 shares of preferred stock, $.01 par value per share (the "Premenos Preferred Stock"). As of October 23, 1997, there were 11,784,615 shares of Premenos Common Stock issued and outstanding, 1,838,079 shares of Premenos Common Stock reserved for issuance upon exercise of outstanding stock options, 472,101 shares of Premenos Common Stock reserved for issuance under the Premenos Employee Stock Purchase Plan and no shares of Premenos Preferred Stock issued and outstanding. Each share of Premenos Common Stock outstanding as of the date of this Agreement is duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights. Except as set forth in this
Section 3.4, there are no shares of Premenos Common Stock outstanding, and there are no subscriptions, options, convertible securities, calls, puts, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating Premenos or any of its Subsidiaries to purchase, redeem, issue, transfer, deliver or sell, or cause to be purchased, redeemed, issued, transferred, delivered or sold, additional shares of the capital stock or other securities of Premenos or obligating Premenos to grant, extend or enter into any such agreement or commitment.

     Section 3.5. Capital Stock of Premenos Subsidiaries. The Premenos Disclosure Letter sets forth a true and complete list of all corporations, partnerships and other entities in which Premenos owns an equity interest (such corporations, partnerships and other entities being hereinafter referred to as the "Premenos Subsidiaries"), the jurisdiction in which each Premenos Subsidiary is incorporated or organized, and all shares of capital stock or other ownership interests authorized, issued and outstanding of each Premenos Subsidiary. The outstanding shares of capital stock or other equity interests of each Premenos Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. All shares of capital stock or other equity interests of each Premenos Subsidiary owned by Premenos or any of its subsidiaries are set forth in the Premenos Disclosure Letter and are owned by Premenos, either directly or indirectly, free and clear of all liens, encumbrances, equities or claims (except for applicable restrictions under the securities laws).

     Section 3.6. SEC Reports. Premenos has made available to Harbinger (i) Premenos's Annual Report on Form 10-K for the year ended December 31, 1996, including all exhibits and items incorporated by reference, (ii) Premenos's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997, including all exhibits and items incorporated by reference, (iii) the proxy statement relating to

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

Premenos's Annual Meeting of Stockholders on May 29, 1997 and (iv) all Current Reports on Form 8-K filed by Premenos with the SEC since January 1, 1997, including all exhibits and items incorporated by reference (items (i) through (iv) in this sentence being referred to collectively as the "Premenos SEC Reports"). As of their respective dates, the Premenos SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 1995, Premenos has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the Securities Act and the Exchange Act and the rules and regulations promulgated under such acts, each of which complied as to form, at the time such form, document or report was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the applicable rules and regulations promulgated under such acts.

     Section 3.7.  Financial Statements.  Premenos has made available to
Harbinger: (i) the audited balance sheets of Premenos as of December 31, 1995 and 1996, and the related audited statements of income, changes in stockholders' equity and cash flows for the respective fiscal years then ended, including the notes to such financial statements, examined by and accompanied by the report of Coopers & Lybrand LLP ("Coopers & Lybrand"), independent public accountants; and
(ii) the unaudited balance sheet of Premenos as of September 30, 1997 (the "1997 Balance Sheet") and the unaudited statements of income and cash flows for the 9-month period then ended and unaudited statement of changes in stockholders' equity for the 6-month period ended June 30, 1997. All of the foregoing financial statements are collectively referred to as the "Premenos Financial Statements." The Premenos Financial Statements have been prepared from, and are in accordance with, the books and records of Premenos and its consolidated subsidiaries and, as applicable, present fairly the consolidated financial position, consolidated results of operations, changes in stockholders' equity and consolidated cash flows of Premenos and its subsidiaries as of the date and for the periods indicated in conformity with generally accepted accounting principles, consistently applied. The Premenos Disclosure Letter sets forth a true and complete list of all loss contingencies (within the meaning of Statement of Financial Accounting Standards No. 5) of Premenos recorded during the period covered by the Premenos Financial Statements and exceeding $25,000 in the case of any single loss contingency or $50,000 in the case of all loss contingencies.

     Section 3.8. Absence of Certain Changes. (a) Since December 31, 1996 and except for items specifically disclosed in the Premenos SEC Reports filed subsequent to December 31, 1996, there has not been (i) any material adverse change in the assets, liabilities, results of operations, financial condition, business or prospects of Premenos, (ii) any damage, destruction, loss or casualty to property or assets of Premenos, whether or not covered by insurance, which property or assets are material to the operations or business of Premenos,
(iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the capital stock of Premenos, any redemption or other acquisition by Premenos of any of the capital stock of Premenos or any split, combination or reclassification of shares of capital stock declared or made by Premenos or (iv) any agreement to do any of the foregoing.

     (b) Since December 31, 1996 and except for items specifically disclosed in the Premenos SEC Reports filed subsequent to December 31, 1996, there have not been (i) any extraordinary losses suffered, (ii) any material assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any material liability or obligation (absolute, accrued or contingent) incurred or any material bad debt, contingency or other reserve increase suffered, except, in each such case, in the ordinary course of business and consistent with past practice, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of claims, liabilities and obligations reflected or reserved against in the Premenos Financial Statements or incurred in the ordinary course of business and consistent with past practice, (v) any material guaranteed checks, notes or accounts receivable written off as uncollectible, except write-offs in the ordinary course of business and consistent with past practice, (vi) any write down (under Statement of Financial Accounting Standards No. 121 or otherwise) of the value of any material asset or investment on Premenos's books or records, except for depreciation and amortization taken in the ordinary course of business and consistent with past practice, (vii) any cancellation of any material debts or waiver of any material claims or rights of substantial value, or sale, transfer or other disposition of any material properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business and consistent with past practice and which in any event do not exceed $50,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $50,000 for additions to property or equipment, or aggregate capital expenditures and commitments in excess of $250,000 (on a consolidated basis) for additions to property or equipment or for capitalized research and development, (ix) any transactions entered into other than in the ordinary course of business, (x) any agreements to do any of the foregoing, or (xi) any other events, developments or conditions of any character that have had or are reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial condition, business or prospects of Premenos.

     Section 3.9. Legal Proceedings. There are no suits, actions, claims, proceedings or investigations pending, or, to the best knowledge of Premenos, threatened against, relating to or involving Premenos or any of its subsidiaries (or any of their officers or directors) before any court, arbitrator or administrative or governmental body, which, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a material adverse effect on the assets, liabilities, results of operations or financial condition of Premenos. All pending suits, actions, claims, proceedings or investigations relating to or involving Premenos or its subsidiaries (or any of their officers or directors) before any court, arbitrator or administrative or governmental body are adequately provided for in the 1997 Balance Sheet if and to the extent such a provision is required by generally accepted accounting principles. Neither Premenos nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, and, to the best knowledge of Premenos, neither Premenos nor any of its subsidiaries is subject to any governmental restriction applicable to Premenos, which is reasonably likely (i) to have a material adverse effect on the assets, liabilities, results of operations or financial condition of Premenos or any of its subsidiaries or (ii) to cause a material limitation on Harbinger's ability to operate the business of Premenos or any of its subsidiaries after the Closing.

     Section 3.10. Compliance with Law. Premenos and each of its subsidiaries have all material authorizations, approvals, licenses and orders of and from all governmental and regulatory offices and bodies necessary to carry on their businesses as they are currently being conducted, to own or hold under lease the properties and assets they own or hold under lease and to perform all of their obligations under the agreements to which they are a party, and each has been and is in compliance with all applicable laws, regulations and administrative orders of any country, state or municipality or of any subdivision of any thereof to which its business and its employment of labor or its use or occupancy of properties or any part thereof are subject, the failure to obtain or the violation of which would have a material adverse effect upon the assets, liabilities, results of operations or financial condition of Premenos.

     Section 3.11. Material Contracts. The Premenos Disclosure Letter contains a correct and complete list of the following (the "Premenos Material Contracts"):

          (a) all bonds, debentures, notes, loans, mortgages, indentures or guarantees to which Premenos or its subsidiaries is a party or by which any of its properties or assets (real, personal or mixed, tangible or intangible) is bound;

          (b) all leases to which Premenos or its subsidiaries is a party or by which any of its properties or assets (real, personal or mixed, tangible or intangible) is bound involving an annual rental payment in excess of $25,000 individually;

          (c) all credit or loan commitments to Premenos or its subsidiaries which are outstanding, together with a brief description of such commitments and the name of each financial institution granting the same;

          (d) all contracts or agreements which limit or restrict Premenos, its subsidiaries or any of the Premenos Executives from engaging in any business in any jurisdiction and all contracts or agreements that limit or restrict others from competing with Premenos or its subsidiaries in any jurisdiction;

          (e) all contracts or agreements requiring Premenos or its subsidiaries to register its capital stock or securities under federal or state securities law; and

          (f) all existing contracts and commitments (other than those described in subparagraphs (a), (b), (c), (d) or (e) of this Section 3.11 and the Premenos Benefit Plans) to which Premenos or any of its subsidiaries is a party or by which its properties or assets may be bound involving an annual commitment or annual payment by any party to such contract or commitment of more than $50,000 individually.

     True and complete copies of all Premenos Material Contracts, including all amendments, have been made available to Harbinger. The Premenos Material Contracts are valid and enforceable in accordance with their respective terms with respect to Premenos and valid and, to the best knowledge of Premenos, enforceable in accordance with their respective terms with respect to any other party to a Premenos Material Contract, in each case to the extent material to the business and operations of Premenos and subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. To the best knowledge of Premenos and except for events or occurrences, the consequences of which, individually or in the aggregate, would not have a material adverse effect on the assets, liabilities, results of operations or financial condition of Premenos, there is not under any of the Premenos Material Contracts any existing breach, default or event of default by Premenos or its subsidiaries or event that with notice or lapse of time or both would constitute a breach, default or event of default by Premenos or its subsidiaries, nor has Premenos received notice of, or made a claim with respect to, any breach or default by any other party to a Premenos Material Contract.

     Section 3.12. Tax Returns; Taxes. Premenos and each of its subsidiaries have duly filed all federal, state, local and foreign tax returns required to be filed by them and have duly paid or made adequate provision for the payment of all taxes which are due and payable pursuant to such returns or pursuant to any assessment with respect to taxes in such jurisdictions, whether or not in connection with such returns. The liability for taxes reflected in the 1997 Balance Sheet is sufficient for the payment of all unpaid taxes, whether or not disputed, that are accrued or applicable for the period ended September 30, 1997 and for all years and periods ended prior to that date. All deficiencies asserted as a result of any examinations by the Internal Revenue Service or any other taxing authority have been paid, fully settled or adequately provided for in the 1997 Balance Sheet. There are no pending claims asserted for taxes of Premenos or its subsidiaries or outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Premenos or its subsidiaries for any period. Each of Premenos and its subsidiaries has made all estimated income tax deposits and all other required tax payments or deposits and has complied for all prior periods in all material respects with the tax withholding provisions of all applicable federal, state, local, foreign and other laws. Premenos has made available to Harbinger true, complete and correct copies of its federal income tax returns for the last three taxable years and made available all other tax returns requested by Harbinger.

     Section 3.13. Employee Benefit Plans. (a) Definition of Benefit Plans. For purposes of this Section 3.13, the term "Premenos Benefit Plan" means any plan, program, arrangement, fund, policy, practice or contract which, through which or under which Premenos or any Premenos ERISA Affiliate provides or has an obligation to provide benefits or compensation to or on behalf of employees or former employees of Premenos or any Premenos ERISA Affiliate, whether formal or informal, whether or not written, including but not limited to the following:

          (i) Arrangements -- any bonus, incentive compensation, stock option, deferred compensation, commission, severance pay, golden parachute or other compensation plan or rabbi trust;

          (ii) ERISA Plans -- any "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), including, but not limited to, any multiemployer plan (as defined in Section 3(37) and Section 4001(a) (3) of ERISA), defined benefit plan, profit sharing plan, money purchase pension plan, 401(k) plan, savings or thrift plan, or any plan, fund, program, arrangement or practice providing for medical (including post-retirement medical), hospitalization, accident, sickness, disability, or life insurance benefits; and

          (iii) Other Employee Fringe Benefits -- any stock purchase, vacation, scholarship, sick days, day care, prepaid legal services, dependent care or other fringe benefits plans, programs, arrangements, contracts or practices.

     (b) Premenos ERISA Affiliate. For purposes of this Section 3.13, the term "Premenos ERISA Affiliate" means each trade or business (whether or not incorporated) which together with Premenos is treated as a single employer under
Section 414(b), (c), (m) or (o) of the Code.

     (c) Identification of Benefits Plans. Except as set forth in the Premenos Disclosure Letter and except for Premenos Benefit Plans which have been terminated and with respect to which neither Premenos nor any Premenos ERISA Affiliate has any financial, administrative or other liability, obligation or responsibility, Premenos does not maintain, nor has it at any time established or maintained, nor has it at any time been obligated to make, or otherwise made, contributions to or under or otherwise participated in any Premenos Benefit Plan.

     (d) Compliance With All Statutes, Orders and Rules. Premenos and each Premenos ERISA Affiliate is in compliance with the requirements prescribed by and all statutes, orders and governmental rules and regulations applicable to Premenos Benefit Plans and all reports and disclosures relating to Premenos Benefit Plans required to be filed with or furnished to any governmental entity, participants or beneficiaries prior to the Closing Date have been or will be properly completed and filed or furnished in a timely manner and in accordance with applicable laws. Each Premenos Benefit Plan has been administered according to its terms (except for those terms which are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case the plan has been administered in accordance with the provisions of those statutes, regulations and rulings) and applicable law.

     (e) MEPPA Liability/Post-Retirement Medical Benefits. Neither Premenos nor any Premenos ERISA Affiliate maintains, or has at anytime established or maintained, or has at any time been obligated to make, or made, contributions to or under any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA). Premenos does not maintain, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any plan which provides post-retirement medical or health benefits with respect to former employees of Premenos. There is no lien upon any property of Premenos or any Premenos ERISA Affiliate outstanding pursuant to Section 412(n) of the Code in favor of any Premenos Benefit Plan. No assets of Premenos or any Premenos ERISA Affiliate have been provided as security for any Premenos Benefit Plan pursuant to Section 401(a) (29) of the Code.

     (f) Documentation. Premenos has made available to Harbinger a true and complete copy of the following documents, if applicable, with respect to each Premenos Benefit Plan identified in Premenos Disclosure Letter: (1) all documents, including any insurance contracts and trust agreements, setting forth the terms of Premenos Benefit Plan, or if there are no such documents evidencing Premenos Benefit Plan, a full (in all material respects) description of Premenos Benefit Plan, (2) any required ERISA summary plan description and any other summary of plan provisions provided to participants or beneficiaries for each such Premenos Benefit Plan, (3) any required annual reports filed for the most recent three plan years and most recent financial statements or periodic accounting or related plan assets with respect to each Premenos Benefit Plan,
(4) each favorable determination letter, opinion or ruling from the Internal Revenue Service ("IRS") for each Premenos Benefit Plan, the assets of which are held in trust, to the effect that such trust is exempt from federal income tax, including any outstanding request for a determination letter and (5) each opinion or ruling from the Department of Labor or the Pension Benefit Guaranty Corporation ("PBGC") with respect to any such Premenos Benefit Plan.

     (g) Qualified Status. Each Premenos Benefit Plan identified in the Premenos Disclosure Letter that is funded through a trust or insurance contract has at all times satisfied in all material respects, by its terms and in its operation, all applicable requirements for an exemption from federal income taxation under Section 501(a) of the Code. Except for the Premenos 401(k) Savings & Retirement Plan (the "Premenos 401(k) Plan") neither Premenos nor any Premenos ERISA Affiliate maintains or previously maintained a Premenos Benefit Plan which meets or was intended to meet the requirements of Section 401(a) of the Code. Any determination letter issued by the IRS to the effect that the Premenos 401(k) Plan qualifies under Section 401(a) of the Code and that the related trust is exempt from taxation under Section 501(a) of the Code remains in effect and has not been revoked.

     The Premenos 401(k) Plan has been tested for compliance with, and has satisfied the requirements of, Section 401(k)(3), 401(m)(2) and 415 of the Code for each plan year ending prior to the Closing Date.

     (h) Legal Actions. There are no actions, audits, suits or claims known to Premenos which are pending or threatened against any Premenos Benefit Plan, any fiduciary of any of the Premenos Benefit Plans with respect to the Premenos Benefit Plans or against the assets of any of the Premenos Benefit Plans, except claims for benefits made in the ordinary course of the operation of such plans.

          (i) Funding. Premenos and each Premenos ERISA Affiliate has made fully and timely payment of all amounts required to be contributed under the terms of each Premenos Benefit Plan and applicable law or required to be paid as expenses under such Premenos Benefit Plan and no excise taxes are assessable as a result of any nondeductible or other contributions made or not made to a Premenos Benefit Plan. The assets of all Premenos Benefit Plans which are required under applicable laws to be held in trust are in fact held in trust, and the assets of each such Premenos Benefit Plan equal or exceed the liabilities of each such plan. The liabilities of each other Premenos Benefit Plan are properly and accurately reported on the financial statements and records of Premenos. The assets of each Premenos Benefit Plan are reported at their fair market value on the books and records of each plan.

          (ii) Liabilities. Neither Premenos nor any Premenos ERISA Affiliate is subject to any material liability, tax or penalty whatsoever to any person whomsoever as a result of Premenos's or any Premenos ERISA Affiliate's engaging in a breach of fiduciary duty or a prohibited transaction under ERISA or the Code, and Premenos has no knowledge of any circumstances which reasonably might result in any such material liability, tax or penalty as a result of any breach of fiduciary duty under ERISA or in any duty to indemnify any other person for any such liability.

     (i) Excess Parachute Payments. No payment required to be made to any employee associated with Premenos as a result of the transactions contemplated hereby under any contract or otherwise will, if made, constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

     (j) COBRA. Premenos and each Premenos ERISA Affiliate have complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and ERISA Sections 601 through 608.

     (k) No Acceleration of Liability Under Benefit Plans. The consummation of the transactions contemplated hereby will not accelerate or increase any liability under any Premenos Benefit Plan because of an acceleration or increase of any of the rights or benefits to which employees of Premenos or any Premenos ERISA Affiliate may be entitled thereunder.

     (l) Leased Employees. Premenos has made no representations or warranties (whether written or oral, express or implied) contractually or otherwise to any client or customer of Premenos that Premenos employees rendering services to such client or customer cannot be treated as "leased employees" (within the meaning of Section 414(n) of the Code) of such client or customer or that such employees would not be required to participate under any pension benefit plan (within the meaning of Section 3(2) of ERISA) (a "Pension Benefit Plan") of such client or customer of Premenos.

     (m) Defined Benefit Plans/Money Purchase Plans. With respect to any Premenos Benefit Plan, no termination liability to the PBGC has been or is expected to be incurred or would be incurred if such Premenos Benefit Plan were terminated on the Closing Date and the current present value of all projected benefit liabilities under each of the Premenos Benefit Plans subject to Title IV of ERISA would not, as of the Closing Date, exceed the then current value of the assets of such Premenos Benefit Plan. No Premenos Benefit Plan which is subject to Section 302 of ERISA or Section 412 of the Code has suffered any accumulated funding deficiency within the meaning of Section 302 of ERISA and Section 412 of the Code. Neither Premenos nor any Premenos ERISA Affiliate has any outstanding liability under Section 4971 of the Code. As of the Closing Date, all required premium payments for Premenos Benefit Plans have been made, when due, to the PBGC, and all required premium payments for the Premenos Benefit Plans for plan years commencing in the plan year which would include the Closing Date have been made to the PBGC. No event or condition exists with respect to any Premenos Benefit Plan which could be deemed a "reportable event" as defined in Section 4043 of ERISA, with respect to which the 30-day notice requirement has not been waived and which could result in a liability to Harbinger, and no condition exists which would subject Harbinger to a fine under
Section 4071 of ERISA. There is no lien upon any property of Premenos or any Premenos ERISA Affiliate outstanding pursuant to Section 4068 of ERISA in favor of the PBGC.

     Section 3.14. Labor Relations. Each of Premenos and its subsidiaries is in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice. There is no unlawful employment practice discrimination charge involving Premenos or its subsidiaries pending before the Equal Employment Opportunity Commission ("EEOC"), EEOC recognized state "referral agency" or any other governmental agency. There is no unfair labor practice or similar charge or complaint against Premenos or its subsidiaries pending before the National Labor Relations Board ("NLRB") or any other governmental agency. There is no labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the executive officers of Premenos, threatened against or involving or affecting Premenos or its subsidiaries and no NLRB or other labor union representation question exists respecting any employees of Premenos or its subsidiaries. No grievance or arbitration proceeding is pending against Premenos or its subsidiaries and no written claim therefor exists. There is no collective bargaining agreement that is binding on Premenos or its subsidiaries.

     Section 3.15. Insurance. Premenos has provided to Harbinger a true and complete list of its current insurance coverages for Premenos and its subsidiaries, including names of carriers, amounts of coverage and premiums therefor. Each of Premenos and its subsidiaries believes that such corporation has been and is insured with respect to its properties and the conduct of its business in such amounts and against such risks as are reasonable in relation to its business and will use its reasonable efforts to maintain such insurance at least through the Effective Time. Premenos has made available to Harbinger true and complete copies of all insurance policies covering Premenos or its subsidiaries, their properties, assets, employees or operations.

     Section 3.16. Title to Properties and Related Matters. (a) Premenos and its subsidiaries have good and valid title to or valid leasehold interests in its properties reflected in the 1997 Balance Sheet or acquired after the date of the 1997 Balance Sheet (other than properties sold or otherwise disposed of in the ordinary course of business), and all of such properties are held free and clear of all title defects, liens, encumbrances and restrictions, except, with respect to all such properties, (a) mortgages and liens securing debt reflected as liabilities on the 1997 Balance Sheet and (b) (i) liens for current taxes and assessments not in default, (ii) mechanics', carriers', workmen's, repairmen's, statutory or common law liens either not delinquent or being contested in good faith, and (iii) liens, mortgages, encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which either individually or in the aggregate do not have a material adverse effect on Premenos's or any of its subsidiaries' use of the property affected. The provisions of this Section
3.16 do not apply to intellectual property rights.

     (b) The Premenos Disclosure Letter sets forth a true and complete list of all leases and agreements of Premenos or its subsidiaries granting possession of or rights to real or personal property and involving an annual commitment or annual payment of more than $10,000 individually in the case of any real property and $25,000 individually in the case of any personal property (the "Scheduled Leases"). All such Scheduled Leases are in full force and effect and constitute the legal, valid, binding and enforceable obligations of Premenos or its subsidiaries, and, to the best knowledge of Premenos, are legal, valid, binding and enforceable in accordance with their respective terms with respect to each other party to a Scheduled Lease, in each case to the extent material to the business and operations of Premenos taken as a whole and subject in each case to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. Premenos or one of its subsidiaries has physical possession of all real property, equipment and other assets which are covered by Scheduled Leases. Except for events and occurrences, the consequences of which, individually or in the aggregate, would not have a material adverse effect on the assets, liabilities, results of operations or financial position of Premenos, there are no existing defaults of Premenos or its subsidiaries with respect to such Scheduled Leases or, to the best knowledge of Premenos, any of the other parties to such Scheduled Leases (or events or conditions which, with notice or lapse of time, or both, would constitute a default).

     Section 3.17. Environmental Matters. To the best knowledge of Premenos, Premenos is in compliance in all material respects with all statutes, regulations and ordinances relating to the protection of human health and the environment including, without limitation, the Clean Water Act, 33 U.S.C.
sec. 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C.
sec. 6901 et seq., the Clean Air Act, 42 U.S.C. sec. 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. sec. 11001 et seq., the regulations developed pursuant to these statutes and the corresponding state and local statutes, ordinances and regulations. There has been no release by Premenos, its subsidiaries or, to the best knowledge of Premenos, by any other person of a hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. sec. 9601(14), into the environment at any property owned or leased by Premenos or its subsidiaries (the "Premises") including, without limitation, any such release in the soil or groundwater underlying the Premises the liability for which could have a material adverse effect on the assets, liabilities, results of operations or financial position of Premenos and its subsidiaries. To the best knowledge of Premenos, there is no asbestos, polychlorinated biphenyls or underground storage tanks located on the Premises and there have been no releases of asbestos, polychlorinated biphenyls or materials stored in underground storage tanks, including, without limitation, petroleum or petroleum-based materials. Neither Premenos nor any of its subsidiaries has received notice of any violation of any environmental statute or regulation nor has it been advised of any claim or liability pursuant to any environmental statute or regulation brought by any governmental agency or private party.

     Section 3.18. Patents, Trademarks, Trade Names. The Premenos Disclosure Letter sets forth a true and complete list of (i) all patents, trademarks, trade names (including all U.S. federal and state registrations and foreign registrations and applications pertaining thereto) and registered copyrights owned by Premenos or its subsidiaries (collectively, the "Premenos Proprietary Intellectual Property") and (ii) all patents, trademarks, trade names, copyrights, technology and processes used by Premenos or its subsidiaries in its business which are material to its business and are used pursuant to a license or other right granted by a third party (collectively, the "Premenos Licensed Intellectual Property", and together with the Premenos Proprietary Intellectual Property referred to as "Premenos Intellectual Property"). A true and complete list of all such licenses with respect to Premenos Licensed Intellectual Property is set forth in the Premenos Disclosure Letter. Neither Premenos nor any of its subsidiaries has granted any right, license or other interest in the Premenos Proprietary Intellectual Property to any third party, except for enduser licenses granted by Premenos to its customers in the ordinary course. Each of the federal, state and foreign registrations pertaining to the Premenos Proprietary Intellectual Property is valid and in full force and effect. All required filings in association with such registrations have been properly made and all required fees have been paid. Premenos and its subsidiaries own, or have the right to use pursuant to valid and effective agreements, all Premenos Intellectual Property, free and clear of any lien, claim or encumbrance, and the consummation of the transactions contemplated by this Agreement will not alter or impair any such rights. No claims are pending against Premenos or any of its subsidiaries by any person with respect to the use of any Premenos Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement relating to the same, and the current use by Premenos and its subsidiaries of the Premenos Intellectual Property does not, to the best knowledge of Premenos, infringe on the rights of any third party. The conduct by Premenos and its subsidiaries of their respective business, including the provision of services to customers, as currently conducted and as proposed to be conducted by Premenos, does not and will not conflict with or infringe upon any patent, copyright, trade secret, trademark or other intellectual property right of any third party, and Premenos has not received notice of any such alleged infringement. The Premenos Disclosure Letter sets forth a list of all jurisdictions in which Premenos or any of its subsidiaries is operating under a trade name, and each jurisdiction in which any such trade name is registered.

     Section 3.19. Licensed Software. (a) The Premenos Disclosure Letter sets forth a true and complete list of: (i) all software owned by Premenos and each of its subsidiaries and used in connection with the business of Premenos and its subsidiaries or licensed to third parties (the "Premenos Proprietary Software");

and (ii) all software (other than the Premenos Proprietary Software) used in connection with the business of Premenos and its subsidiaries (the "Premenos Licensed Software" and together with the Premenos Proprietary Software, the "Premenos Software"). Premenos's proprietary software products may incorporate Premenos Proprietary Software (that is, software owned by Premenos and identified as such in the Premenos Disclosure Letter) and code software that is owned by third parties and licensed to Premenos (all of such third party software is included in the Premenos Licensed Software and identified as such in the Premenos Disclosure Letter). The Premenos Proprietary Software consists of:
(i) source and object code embodied in magnetic media; and (ii) all development and procedural tools necessary to maintain the Premenos Proprietary Software, including licenses to use compilers, assemblers, libraries and other aids. Premenos and each of its subsidiaries employ individuals who are qualified to maintain the Premenos Software and the related computer hardware used by such corporation in its operations (the "Premenos Hardware").

     (b) Premenos and each of its subsidiaries have all right, title and interest in and to all intellectual property rights in the Premenos Proprietary Software (other than any defects in title which are not, individually or in the aggregate, material), and subject to the rights of end-user licensees under licenses granted by Premenos to its customers in the ordinary course of business. The Premenos Proprietary Software is free and clear of all liens, claims and encumbrances (other than any liens, claims or encumbrances which are not, individually or in the aggregate, material). The use of the Premenos Licensed Software and the use and distribution of the Premenos Proprietary Software does not breach any material terms of any material contract between Premenos and any of its subsidiaries and any third party. The Premenos Disclosure Letter sets forth a true and complete list of all license agreements in favor of Premenos or any of its subsidiaries relating to the Premenos Licensed Software (the "Premenos License Agreements"). To the best knowledge of Premenos, Premenos and each of its subsidiaries have been granted under the Premenos License Agreements valid and subsisting license rights with respect to all software comprising the Premenos Licensed Software. Premenos and each of its subsidiaries are in compliance in all material respects with each of the terms and conditions of each of the Premenos License Agreements. In the case of any commercially available "shrink-wrap" software programs (such as Lotus 1-2-3), Premenos and its subsidiaries have not made and are not using any unauthorized copies of any such software programs and none of the employees, agents or representatives of Premenos or its subsidiaries have made or are using any such unauthorized copies.

     (c) To the best knowledge of Premenos, the Premenos Proprietary Software and the Premenos Licensed Software does not infringe any patent, copyright, or trade secret or any other intellectual property right of any third party. The source code for the Premenos Proprietary Software has been maintained in confidence.

     (d) The Premenos Proprietary Software was developed by Premenos entirely for its own account, and the Premenos Proprietary Software was: (i) developed by Premenos's employees working within the scope of their employment at the time of such development; (ii) developed by agents, consultants, contractors or others who have executed appropriate instruments of assignment in favor of Premenos as assignee that have conveyed to Premenos ownership of all of their intellectual property rights in the Premenos Proprietary Software; or (iii) acquired by Premenos in connection with acquisitions in which Premenos obtained appropriate representations and warranties from the transferring party relating to the title to such Premenos Proprietary Software. Neither Premenos nor any of its subsidiaries has received notice from any third party claiming any right, title or interest in the Premenos Proprietary Software.

     (e) There are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Premenos Proprietary Software by any independent sales person, distributor, sublicensee or other remarketer or sales organization.

     (f) Neither Premenos nor any of its subsidiaries has granted any rights or licenses in or to the Premenos Software to any third party, except for end-user license agreements granted by Premenos to its customers in the ordinary course of business.

     (g) The Premenos Software and the Premenos Hardware are adequate in all material respects with the other assets of Premenos and its subsidiaries to run the business of Premenos and its subsidiaries in the same manner as such business has operated since September 30, 1996. The Premenos Disclosure Letter contains a summary description of any problems experienced by Premenos or its subsidiaries in the past twelve months with respect to the Premenos Software or Premenos Hardware and the provision of services to Premenos clients which resulted, or reasonably could be expected to result, in a material disruption of the provision of services by Premenos or its subsidiaries to clients generally for a period equal to or exceeding five days.

     (h) All Premenos Software is year 2000 compliant (that is, (i) the Premenos Software is capable of correctly processing, providing and receiving data within and between the 20th and 21st centuries (including accounting for all required leap year calculations) and (ii) all date fields in the Premenos Software used for (4) digit year fields).

     Section 3.20. Trade Secrets. To the best knowledge of Premenos, no third party has claimed that any officer, director or former or present employee of Premenos or any of its subsidiaries has, in respect of his or its activities on behalf of Premenos or any of its subsidiaries to date, violated any of the terms or conditions of his or her employment contract with such third party, or disclosed or utilized any trade secrets or proprietary information or documentation of such third party, or interfered in the employment relationship between such third party and any of his or her or its employees nor has any such violation, disclosure or utilization occurred. Neither Premenos or any of its subsidiaries nor, to the best knowledge of Premenos, any of their officers, directors or employees have wrongfully utilized any trade secrets or any information or documentation proprietary to any other person or entity, including, but not limited to, confidential business information, and neither Premenos or its subsidiaries nor, to the best knowledge of Premenos, any of its officers, directors or employees has violated any obligations of confidentiality with any third party in connection with the development, manufacture and sale of any products or services of Premenos or any of its subsidiaries.

     Section 3.21. Proxy Statement and Registration Statement. The information with respect to Premenos, its officers, directors and affiliates in the definitive proxy statement to be furnished to the stockholders of Premenos and Harbinger (the "Proxy Statement") that will form a part of the Registration Statement on Form S-4 relating to the shares of Harbinger Common Stock to be issued in the Merger (the "Registration Statement") or in the Registration Statement will not, in the case of the Proxy Statement, on the date the Proxy Statement is first mailed to stockholders of Premenos or on the date of the stockholders meetings referred to in Section 5.5, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, as such Proxy Statement or Registration Statement is then amended or supplemented, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 3.22. Pooling. Coopers & Lybrand has advised Premenos that based upon inquiries and their examination of the financial statements of Premenos they believe that the criteria for pooling accounting treatment relative to Premenos has been satisfied.

     Section 3.23. Transactions with Affiliates. No stockholder, officer or director of Premenos or its subsidiaries, or any person with whom any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such person, owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all such persons) has any interest in: (i) any contract, arrangement or understanding with, or relating to, the business or operations of Premenos or its subsidiaries; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of Premenos or its subsidiaries; or (iii) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in, the business or operations of Premenos or its subsidiaries.

     Section 3.24. Brokers, Finders and Investment Bankers. Neither Premenos nor any of its officers, directors or employees has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated by this Agreement, other than Premenos employing Hambrecht & Quist LLC and The Great Circle Group LLC, the fees and expenses of which will be paid by Premenos.

     Section 3.25. Disclosure. No representation, warranty or covenant made by Premenos in this Agreement, the Premenos Disclosure Letter or the Exhibits attached to this Agreement contains an untrue

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

statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

     Section 3.26. Opinion of Financial Advisor. The financial advisor of Premenos, Hambrecht & Quist LLC, has delivered to Premenos an opinion dated the date of this Agreement to the effect that the consideration to be received by the holders of Premenos Common Stock in the Merger is fair to Premenos from a financial point of view.

     Section 3.27. No Existing Discussions. As of the date hereof, Premenos is not engaged, directly or indirectly, in any negotiations or discussions with any other party with respect to a Competing Offer (as defined in Section 5.8).

                                   ARTICLE 4

                  REPRESENTATIONS AND WARRANTIES OF HARBINGER

     With such exceptions as are set forth in a letter (the "Harbinger Disclosure Letter") delivered by Harbinger to Premenos prior to the execution of this Agreement, Harbinger represents and warrants to Premenos as follows:

     Section 4.1. Organization. Each of Harbinger and its two material operating subsidiaries identified in the Harbinger Disclosure Letter (the "Harbinger Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Harbinger and the Harbinger Subsidiaries is duly qualified to transact business, and is in good standing, as a foreign corporation in each jurisdiction where the character of its activities requires such qualification, except where the failure to so qualify would not have a material adverse effect on the assets, liabilities, results of operations or financial condition of Harbinger and the Harbinger Subsidiaries taken as a whole. Harbinger has delivered to Premenos accurate and complete copies of the Articles or Certificate of Incorporation and Bylaws, as currently in effect, of Harbinger and the Harbinger Subsidiaries, and has made available to Premenos the minute books and stock records of Harbinger and the Harbinger Subsidiaries. The Harbinger Disclosure Letter contains a true and correct list of all of the jurisdictions in which each of Harbinger or the Harbinger Subsidiaries is qualified to do business as a foreign corporation.

     Section 4.2. Authorization. Each of Harbinger and HarbingerSub has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Harbinger and HarbingerSub, the performance by each of Harbinger and HarbingerSub of its respective obligations under this Agreement and the consummation of the Merger and the other transactions provided for in this Agreement have been duly and validly authorized by all necessary corporate action on the part of Harbinger and HarbingerSub. The Boards of Directors of Harbinger and HarbingerSub have approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions provided for in this Agreement. This Agreement has been duly executed and delivered by each of Harbinger and HarbingerSub and constitutes the valid and binding agreement of each of Harbinger and HarbingerSub, enforceable against each of Harbinger and HarbingerSub in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

     Section 4.3. Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement, and the fulfillment of and compliance with the terms and conditions of this Agreement do not violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the acceleration of any obligation under,
(i) any term or provision of the Articles or Certificate of Incorporation or Bylaws of Harbinger or the Harbinger Subsidiaries, (ii) any material Harbinger contract, (iii) any judgment, decree or order of any court or governmental authority or agency to which Harbinger or any of the Harbinger

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

Subsidiaries is a party or by which Harbinger, the Harbinger Subsidiaries or any of their respective properties is bound, or (iv) any statute, law, regulation or rule applicable to Harbinger, the Harbinger Subsidiaries, so as to have, in the case of subsections (ii) through (iv) above, a material adverse effect on the assets, liabilities, results of operations or financial condition of Harbinger and the Harbinger Subsidiaries taken as a whole. Except for compliance with the applicable requirements of the HSR Act, the Securities Act, the Exchange Act, applicable Canadian law, applicable state securities laws and filing and recordation of the Certificate of Merger as required by the DGCL no consent, approval, order or authorization of, or registration, declaration or filing with, any government agency or public or regulatory unit, agency, body or authority with respect to Harbinger and the Harbinger Subsidiaries is required in connection with the execution, delivery or performance of this Agreement by Harbinger or HarbingerSub or the consummation of the transactions contemplated by this Agreement by Harbinger or HarbingerSub , the failure to obtain which would have a material adverse effect upon the assets, liabilities, results of operations or financial condition of Harbinger and the Harbinger Subsidiaries taken as a whole.

     Section 4.4. Capitalization. The authorized capital stock of Harbinger consists of (i) 100,000,000 shares of common stock, $.0001 par value per share,
(ii) 20,000,000 shares of preferred stock, $.0001 par value per share ("Harbinger Preferred Stock"), 4,000,000 shares of which have been designated Zero Coupon Preferred Stock, (iii) 395,000 shares of Preferred Stock, Series B, $10.00 par value per share (the "Series B Preferred Stock"), and (iv) 250,000 shares of Preferred Stock, Series C, par value $10.00 per share (the "Series C Preferred Stock" and, together with Harbinger Common Stock, Harbinger Preferred Stock and Series B Preferred Stock "Harbinger Capital Stock"). At September 30, 1997, there were 21,500,070 shares of Harbinger Common Stock issued and outstanding, 4,000,000 shares of Zero Coupon Preferred Stock issued and outstanding, no shares of Series B preferred stock issued and outstanding and no shares of Series C Preferred Stock issued and outstanding. All shares of Harbinger Capital Stock outstanding as of the date hereof are duly authorized, validly issued, fully paid, nonassessable and free of pre-emptive rights. The shares of Harbinger Common Stock to be issued in the Merger will be validly issued, fully paid, nonassessable and free of pre-emptive rights. Except as set forth in this Section 4.4, there are no shares of capital stock of Harbinger outstanding, and there are no subscriptions, options, convertible securities, calls, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating Harbinger or the Harbinger Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of the capital stock or obligating Harbinger or the Harbinger Subsidiaries to grant, extend or enter into any such agreement or commitment.

     Section 4.5. Capital Stock of Harbinger Subsidiaries. The Harbinger Disclosure Letter sets forth a true and complete list of the Harbinger Subsidiaries, the jurisdiction in which each Harbinger Subsidiary is incorporated or organized, and all shares of capital stock or other ownership interests authorized, issued and outstanding of each Harbinger Subsidiary. The outstanding shares of capital stock or other equity interests of each Harbinger Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. All shares of capital stock or other equity interests of each Harbinger Subsidiary owned by Harbinger or the Harbinger Subsidiaries are owned by Harbinger, either directly or indirectly, free and clear of all liens, encumbrances, equities or claims.

     Section 4.6. SEC Reports. Harbinger has made available to Premenos (i) Harbinger's Annual Report on Form 10-K for the year ended December 31, 1996, including all exhibits and items incorporated by reference, (ii) Harbinger's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997, including all exhibits and items incorporated by reference, (iii) the proxy statement relating to Harbinger's Annual Meeting of Shareholders held on April 25, 1997 and (iv) all Current Reports on Form 8-K filed by Harbinger with the SEC since January 1, 1997, including all exhibits and items incorporated by reference (items (i) through (iv) in this sentence being referred to collectively as the "Harbinger SEC Reports"). As of their respective dates, the Harbinger SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 1995, Harbinger has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the Securities Act and the Exchange Act and the rules and regulations promulgated

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

under such acts, each of which complied as to form, at the time such form, document or report was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the applicable rules and regulations promulgated under such acts.

     Section 4.7.  Financial Statements.  Harbinger has delivered to Premenos
(i) the audited consolidated balance sheets of Harbinger and its subsidiaries as of December 31, 1996 and its audited consolidated statements of operations, changes in shareholders' equity and cash flows for the fiscal years then ended, including the notes thereto, examined by and accompanied by the report of KPMG Peat Marwick LLP ("KPMG Peat Marwick"), independent public accountants and (ii) the unaudited consolidated balance sheet of Harbinger and its subsidiaries as of September 30, 1997, (the "Harbinger Balance Sheet") and its unaudited consolidated statements of operations, stockholders' equity and cash flows for the nine-month period then ended (all of the financial statements referred to in this Section 4.7 are collectively referred to as the "Harbinger Financial Statements"). The Harbinger Financial Statements have been prepared from, and are in accordance with, the books and records of Harbinger and its consolidated subsidiaries and, as applicable, present fairly the consolidated financial position, consolidated results of operations, changes in stockholders' equity and consolidated cash flows of Harbinger and its consolidated subsidiaries as of the dates and for the periods indicated, in each case in conformity with generally accepted accounting principles, consistently applied. The Harbinger Disclosure Letter sets forth a true and complete list of all loss contingencies (within the meaning of Statement of Financial Accounting Standards No. 5) of Harbinger recorded during the period covered by the Harbinger Financial Statements and exceeding $100,000 in the case of any single loss contingency or $250,000 in the case of all loss contingencies.

     Section 4.8. Absence of Certain Changes. (a) Since December 31, 1996 and except for items specifically disclosed in the Harbinger SEC Reports filed subsequent to December 31, 1996, there has not been (i) any material adverse change in the assets, liabilities, results of operations, financial condition or, to the best knowledge of Harbinger, business or prospects of Harbinger and the Harbinger Subsidiaries taken as a whole, (ii) any damage, destruction, loss or casualty to property or assets of Harbinger or the Harbinger Subsidiaries, whether or not covered by insurance, which property or assets are material to the operations or business of Harbinger and the Harbinger Subsidiaries taken as a whole, (iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the capital stock of Harbinger or any redemption or other acquisition of any of the capital stock of Harbinger or the Harbinger Subsidiaries (except for the acquisition of Harbinger Common Stock in payment of the purchase price and related taxes upon the exercise of stock options) or any split, combination or reclassification of shares of capital stock declared or made by Harbinger, or (iv) any agreement to do any of the foregoing.

     (b) Since December 31, 1996 and except for items specifically disclosed in the Harbinger SEC Reports filed subsequent to December 31, 1996, there have not been (i) any extraordinary losses suffered, (ii) any material assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any material liability or obligation (absolute, accrued or contingent) incurred or any material bad debt, contingency or other reserve increase suffered, except, in each such case, in the ordinary course of business and consistent with past practice, (iv) any material claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of claims, liabilities and obligations reflected or reserved against in Harbinger Financial Statements or incurred in the ordinary course of business and consistent with past practice, (v) any material guaranteed checks, notes or accounts receivable written off as uncollectible, except write-offs in the ordinary course of business and consistent with past practice, (vi) any write down of the value of any material asset or investment on Harbinger's books or records, except for depreciation and amortization taken in the ordinary course of business and consistent with past practice, (vii) any cancellation of any material debts or waiver of any material claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business and consistent with past practice and which in any event do not exceed $250,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $500,000 for additions to property or equipment, or aggregate capital expenditures and commitments in excess of $10,000,000 (on a consolidated basis) for additions to property or equipment,

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

(ix) any transactions entered into other than in the ordinary course of business, (x) any agreements to do any of the foregoing, or (xi) any other events, developments or conditions of any character that has had or is reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial condition or the business or prospects of Harbinger and the Harbinger Subsidiaries taken as a whole.

     Section 4.9. Legal Proceedings. There are no suits, actions, claims, proceedings or investigations pending, or, to the best knowledge of Harbinger, threatened against, relating to or involving Harbinger or the Harbinger Subsidiaries (or any of their officers or directors) before any court, arbitrator or administrative or governmental body, which, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a material adverse effect on the assets, liabilities, results of operations or financial condition of Harbinger. All pending suits, actions, claims, proceedings or investigations relating to or involving Harbinger or the Harbinger Subsidiaries (or any of their officers or directors) before any court, arbitrator or administrative or governmental body are adequately provided for in the Harbinger Balance Sheet if and to the extent such a provision is required by generally accepted accounting principles. Neither Harbinger nor the Harbinger Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, and, to the best knowledge of Harbinger, neither Harbinger nor the Harbinger Subsidiaries is subject to any governmental restriction applicable to Harbinger, which is reasonably likely (i) to have a material adverse effect on the assets, liabilities, results of operations or financial condition of Harbinger or the Harbinger Subsidiaries or (ii) to cause a material limitation on Harbinger's ability to operate the business of Harbinger or the Harbinger Subsidiaries after the Closing.

     Section 4.10. Compliance with Law. Harbinger and the Harbinger Subsidiaries have all material authorizations, approvals, licenses and orders of and from all governmental and regulatory offices and bodies necessary to carry on their businesses as they are currently being conducted, to own or hold under lease the properties and assets they own or hold under lease and to perform all of their obligations under the agreements to which they are a party, and each has been and is in compliance with all applicable laws, regulations and administrative orders of any country, state or municipality or of any subdivision of any thereof to which its business and its employment of labor or its use or occupancy of properties or any part thereof are subject, the failure to obtain or the violation of which would have a material adverse effect upon the assets, liabilities, results of operations or financial condition of Harbinger.

     Section 4.11. Patents, Trademarks, Trade Names. The Harbinger Disclosure Letter sets forth a true and complete list of (i) all patents, trademarks, trade names (including all U.S. federal and state registrations and foreign registrations and applications pertaining thereto) and registered copyrights owned by Harbinger or the Harbinger Subsidiaries (collectively, the "Harbinger Proprietary Intellectual Property") and (ii) all patents, trademarks, trade names, copyrights, technology and processes used by Harbinger or the Harbinger Subsidiaries in their respective businesses which are material to their respective businesses and are used pursuant to a license or other right granted by a third party (collectively, the "Harbinger Licensed Intellectual Property", and together with the Harbinger Proprietary Intellectual Property referred to as "Harbinger Intellectual Property"). A true and complete list of all such licenses with respect to Harbinger Licensed Intellectual Property is set forth in the Harbinger Disclosure Letter. Neither Harbinger nor any of the Harbinger Subsidiaries has granted any right, license or other interest in the Harbinger Proprietary Intellectual Property to any third party, except for end-user licenses granted by Harbinger to its customers in the ordinary course. Each of the federal, state and foreign registrations pertaining to the Harbinger Proprietary Intellectual Property is valid and in full force and effect. All required filings in association with such registrations have been properly made and all required fees have been paid. Harbinger and each of the Harbinger Subsidiaries own, or have the right to use pursuant to valid and effective agreements, all Harbinger Intellectual Property, free and clear of any lien, claim or encumbrance, and the consummation of the transactions contemplated by this Agreement will not alter or impair any such rights. No claims are pending against Harbinger or the Harbinger Subsidiaries by any person with respect to the use of any Harbinger Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement relating to the same, and to the best knowledge of Harbinger, the current use by Harbinger and the Harbinger Subsidiaries of the Harbinger Intellectual Property does not infringe on the rights of any third party. The conduct by Harbinger and the Harbinger Subsidiaries of their respective businesses, including the provision of

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

services to customers, as currently conducted and as proposed to be conducted, does not and will not conflict with or infringe, to the best knowledge of Harbinger, upon any patent, copyright, trade secret, trademark or other intellectual property right of any third party, and Harbinger has not received notice of any such alleged infringement. The Harbinger Disclosure Letter sets forth a list of all jurisdictions in which Harbinger or the Harbinger Subsidiaries is operating under a trade name, and each jurisdiction in which any such trade name is registered.

     Section 4.12. Licensed Software. (a) The software owned by Harbinger for license to or use in connection with the business of Harbinger (the "Harbinger Proprietary Software") consists of: (i) source and object code embodied in magnetic media; and (ii) all development and procedural tools necessary to maintain the Harbinger Proprietary Software, including licenses to use compilers, assemblers, libraries and other aids. Harbinger employs individuals who are familiar with the business of Harbinger and who are qualified to maintain the Harbinger Proprietary Software and the related computer hardware used by Harbinger in its operations (the "Harbinger Hardware").

     (b) Harbinger has all right, title and interest in and to all intellectual property rights in the Harbinger Proprietary Software (other than any defects in title which are not, individually or in the aggregate, material), and subject to the rights of end-user licensees under licenses granted by Harbinger to its customers in the ordinary course of business). The Harbinger Proprietary Software is free and clear of all liens, claims and encumbrances (other than any liens, claims or encumbrances which are not, individually or in the aggregate, material). The use of the software (other than the Harbinger Proprietary Software) used by Harbinger in connection with the business of Harbinger (the "Harbinger Licensed Software" and together with the Harbinger Proprietary Software, the "Harbinger Software") and the use and distribution of the Harbinger Proprietary Software does not breach any material terms of any material contract between Harbinger and any third party. Harbinger proprietary software products may incorporate Harbinger Proprietary Software (that is, software owned by Harbinger) and code software that is owned by third parties and licensed to Harbinger (all of which such third party software is included in the Harbinger Licensed Software). To the best knowledge of Harbinger, Harbinger has been granted under the license agreements relating to the Harbinger Licensed Software (the "Harbinger License Agreements") valid and subsisting license rights with respect to all software comprising the Harbinger Licensed Software. Harbinger is in compliance in all respects with each of the terms and conditions of each of the Harbinger License Agreements. In the case of any commercially available "shrink-wrap" software programs (such as Lotus 1-2-3), Harbinger has not made and is not using any unauthorized copies of any such software programs and none of the employees, agents or representatives of Harbinger have made or are using any such unauthorized copies.

     (c) To the best knowledge of Harbinger, the Harbinger Proprietary Software and the Harbinger Licensed Software do not infringe any United States patent, copyright, or trade secret or any other intellectual property right of any third party. The source code for the Harbinger Proprietary Software has been maintained in confidence.

     (d) The Harbinger Proprietary Software was developed by Harbinger for its own account, and the Harbinger Proprietary Software was: (i) developed by Harbinger employees working within the scope of their employment at the time of such development; (ii) developed by agents, consultants, contractors or others who have executed appropriate instruments of assignment in favor of Harbinger as assignee that have conveyed to Harbinger ownership of all of their intellectual property rights in the Harbinger Proprietary Software; or (iii) acquired by Harbinger in connection with acquisitions in which Harbinger obtained appropriate representations and warranties from the transferring party relating to the title to such Harbinger Proprietary Software. Harbinger has not received notice from any third-party claiming any right, title or interest in the Harbinger Proprietary Software.

     (e) There are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Harbinger Proprietary Software by any independent sales person, distributor, sublicensee or other remarketer or sales organization.

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

     (f) Harbinger has not granted any rights or licenses in or to the Harbinger Software to any third party, except for end-user license agreements granted by Harbinger to its customers in the ordinary course of business.

     (g) The Harbinger Software and the Harbinger Hardware are adequate in all material respects with the other assets of Harbinger to run the business of Harbinger in the same manner as such business has operated since September 30, 1996. The Harbinger Disclosure Letter contains a summary description of any problems experienced by Harbinger in the past twelve months with respect to the Harbinger Software or Harbinger Hardware and the provision of services to Harbinger's clients which resulted, or reasonably could be expected to result, in any material disruption of the provision of services by Harbinger to clients generally for a period equal to or exceeding five days.

     (h) All Harbinger Software is year 2000 compliant (that is, (i) the Harbinger Software is capable of correctly processing, providing and receiving data within and between the 20th and 21st centuries (including accounting for all required leap year calculations) and (ii) all date fields in the Harbinger Software used for (4) digit year fields).

     Section 4.13. Trade Secrets. To the best knowledge of Harbinger, no third party has claimed that any officer, director or former or present employee of Harbinger or the Harbinger Subsidiaries has, in respect of his or its activities on behalf of Harbinger or the Harbinger Subsidiaries to date, violated any of the terms or conditions of his or her employment contract with such third party, or disclosed or utilized any trade secrets or proprietary information or documentation of such third party, or interfered in the employment relationship between such third party and any of his or her or its employees nor has any such violation, disclosure or utilization occurred. Neither Harbinger or the Harbinger Subsidiaries nor, to the best knowledge of Harbinger, any of their officers, directors or employees have wrongfully utilized any trade secrets or any information or documentation proprietary to any other person or entity, including, but not limited to, confidential business information, and neither Harbinger or the Harbinger Subsidiaries nor, to the best knowledge of Harbinger, any of its officers, directors or employees has violated any obligations of confidentiality with any third party in connection with the development, manufacture and sale of any products or services of Harbinger or the Harbinger Subsidiaries.

     Section 4.14. Proxy Statement and Registration Statement. The information with respect to Harbinger and the Harbinger Subsidiaries and each of their respective officers, directors and affiliates in the Proxy Statement or in the Registration Statement, will not, in the case of the Proxy Statement, on the date the Proxy Statement is first mailed to stockholders of Premenos or on the date of the stockholders' meetings referred to in Section 5.5, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, as such Proxy Statement or Registration Statement is then amended or supplemented, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and the Proxy Statement will comply as to form with the applicable provisions of the Securities Act and the Exchange Act.

     Section 4.15. Pooling. KPMG Peat Marwick has advised Harbinger that, in accordance with generally accepted accounting principles, the Merger qualifies to be treated as a "pooling of interests" for accounting purposes.

     Section 4.16. Brokers, Finders and Investment Bankers. Neither Harbinger nor any of the Harbinger Subsidiaries, nor any of their respective officers, directors or employees, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated by this Agreement, other than Harbinger employing BT Alex. Brown Incorporated and Endeavor Capital Management, the fees and expenses of which will be paid by Harbinger.

     Section 4.17. Disclosure. No representation, warranty or covenant made by Harbinger in this Agreement, the Harbinger Disclosure Letter or the Exhibits hereto contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

     Section 4.18. Opinion of Financial Advisor. The financial advisor of Harbinger, BT Alex. Brown Incorporated, has delivered to Harbinger an opinion dated the date of this Agreement to the effect that the Conversion Ratio is fair to Harbinger from a financial point of view.

     Section 4.19. Interim Operations of HarbingerSub. HarbingerSub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE 5

                        CERTAIN COVENANTS AND AGREEMENTS

     Section 5.1. Conduct of Business by Premenos. From the date of this Agreement to the Effective Time, Premenos will and will cause each of its subsidiaries to, except as required in connection with the Merger and the other transactions contemplated by this Agreement and except as otherwise specifically permitted hereunder or disclosed in the Premenos Disclosure Letter or consented to in writing by Harbinger:

          (a) Carry on its businesses in the ordinary course in substantially the same manner as previously conducted and not engage in any new line of business or enter into any agreement, transaction or activity or make any commitment except those in the ordinary course of business and not otherwise prohibited under this Section 5.1;

          (b) Neither change nor amend its Certificate of Incorporation or Bylaws;

          (c) Other than pursuant to the exercise of employee stock options, warrants and other convertible securities outstanding on the date hereof and set forth in the Premenos Disclosure Letter, not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of Premenos or any of its subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock of Premenos or any of its subsidiaries and not make any changes (by split-up, stock dividend, combination, reorganization or otherwise) in the capital structure of Premenos or any of its subsidiaries;

          (d) Not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Premenos or any of its subsidiaries and not redeem, purchase or otherwise acquire any shares of the capital stock or other securities of Premenos or any of its subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Premenos or any of its subsidiaries or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing;

          (e) Not acquire or enter into an agreement to acquire, by merger, consolidation or purchase of stock or assets, any business or entity;

          (f) Use its reasonable efforts to preserve intact the corporate existence, goodwill and business organization of Premenos and its subsidiaries, to keep the officers and employees of Premenos and its subsidiaries available to Harbinger and to preserve the relationships of Premenos and its subsidiaries with customers, suppliers and others having business relations with Premenos or any of its subsidiaries;

          (g) Not (i) create, incur or assume any long-term debt (including obligations in respect of capital leases which individually involve annual payments in excess of $10,000) or, except in the ordinary course of business under existing lines of credit, create, incur or assume any short-term debt for borrowed money, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice, (iii) make any loans or advances to any other person, except in the ordinary course of business and consistent with past practice, (iv) make any capital contributions to, or investments in, any person, except in the ordinary course of business and consistent with past practices with respect to investments, or (v) make any capital expenditure involving in excess of $50,000 in the case of any single expenditure or $250,000 in the case of all capital expenditures;

          (h) Not enter into, modify or extend in any manner the terms of any employment, severance or similar agreements with officers or directors or grant any increase in the compensation of officers or directors, whether now or in the future payable, including any increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment;

          (i) Perform in all material respects all of its obligations under all Premenos Material Contracts (except those being contested in good faith), not enter into, assume or amend any contract or commitment that would be a Premenos Material Contract other than contracts to provide products and services entered into in the ordinary course of business;

          (j) Use its reasonable efforts to maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by Premenos;

          (k) Use its reasonable efforts to continue to collect its accounts receivable and pay its accounts payable in the ordinary course of business and consistent with past practices;

          (l) Prepare and file all federal, state, local and foreign returns for taxes and other tax reports, filings and amendments thereto required to be filed by it, and allow Harbinger, at its request, to review all such returns, reports, filings and amendments at Premenos's offices prior to the filing thereof, which review shall not interfere with the timely filing of such returns;

          (m) Not take any action the effect of which would be to cause the Merger to be treated as a taxable transaction; and

          (n) Not take any action the effect of which would be to cause the Merger to be accounted for on a basis other than a pooling of interests.

     In connection with the continued operation of the business of Premenos and its subsidiaries between the date of this Agreement and the Effective Time, Premenos shall confer in good faith on a regular and frequent basis with one or more representatives of Harbinger designated in writing with respect to the ongoing operations of Premenos. Premenos acknowledges that Harbinger does not and will not waive any rights it may have under this Agreement as a result of such consultations.

     Section 5.2. Conduct of Business by Harbinger. From the date of this Agreement to the Effective Time, Harbinger will, and will cause each of its subsidiaries to, except as required in connection with the Merger and the other transactions contemplated by this Agreement and except as otherwise specifically permitted hereunder or disclosed in the Harbinger Disclosure Letter or consented to in writing by Premenos:

          (a) Carry on its businesses in the ordinary course in substantially the same manner as heretofore conducted;

          (b) Neither change nor amend its Articles or Certificate of Incorporation or Bylaws;

          (c) Other than pursuant to the exercise of employee stock options or warrants outstanding on the date of this Agreement, not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of Harbinger or any of its subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock of Harbinger or any of its subsidiaries and not alter the terms of any presently outstanding options or make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of Harbinger or any of its subsidiaries; provided, however, that Harbinger shall have the right to: (i) issue Harbinger Common Stock and options, warrants or rights to acquire Harbinger Common Stock to employees and consultants in transactions approved in good faith by the Board of Directors of Harbinger or a committee thereof; and (ii) issue Harbinger Common Stock or options or rights to acquire Harbinger Common Stock in any Specified Acquisition as defined in the Harbinger Disclosure Letter;

          (d) Not take any action the effect of which would be to cause the Merger to be treated as a taxable transaction;

          (e) Not take any action the effect of which would be to cause the Merger to be accounted for on a basis other than a pooling of interests; and

          (f) Use its reasonable efforts to preserve intact the corporate existence, goodwill and business organization of Harbinger and the Harbinger Subsidiaries.

     In connection with the continued operation of the business of Harbinger and the Harbinger Subsidiaries between the date of this Agreement and the Effective Time, Harbinger shall confer in good faith on a regular and frequent basis with one or more representatives of Premenos designated in writing with respect to the ongoing operations and acquisition activity of Harbinger. Harbinger acknowledges that Premenos does not and will not waive any rights it may have under this Agreement as a result of such consultations.

     Section 5.3. Inspection and Access to Information. (a) Between the date of this Agreement and the Effective Time, each party to this Agreement will provide each other party and its accountants, counsel and other authorized representatives full access, during reasonable business hours and under reasonable circumstances to any and all of its premises, properties, contracts, commitments, books, records and other information (including tax returns filed and those in preparation) and will cause their respective officers to furnish to the other party and its authorized representatives any and all financial, technical and operating data and other information pertaining to its business, as each other party shall from time to time reasonably request.

     (b) All non-public information obtained by Harbinger or Premenos or any of their representatives pursuant to this Agreement or in connection with the matters contemplated by this Agreement concerning the business, operations or affairs of the other will be kept confidential and will not be used for any purpose other than the consummation of the transactions contemplated by this Agreement, or be disclosed to any other person or entity, except for disclosure to its employees, agents and representatives who have a need to know the same, who have been advised of the confidential nature of such information and who agree to abide by the terms of this Section 5.3(b) and except for such disclosure as may be required by applicable law, court order or governmental agency request. In the event Harbinger or Premenos is required by law to disclose information of a confidential nature, the disclosing party shall provide the non-disclosing party with prompt notice of any such request or requirement (written if practical) so that the nondisclosing party may have the opportunity to seek an appropriate protective order, otherwise contest the disclosure, or waive compliance with this Section 5.3(b). If this Agreement is terminated in accordance with its terms, any non-public information furnished by any party to any other party to this Agreement will be promptly returned.

     Section 5.4. Proxy Statement and Registration Statement. Harbinger shall prepare and file with the SEC as soon as is reasonably practicable the Registration Statement and shall use all reasonable, best efforts to have the Registration Statement declared effective by the SEC as promptly as is practicable. Harbinger also shall take any action required to be taken under state Blue Sky or securities laws in connection with the issuance of the Harbinger Common Stock pursuant to the Merger. Harbinger and Premenos will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable for the Registration Statement, the Proxy Statement, the Nasdaq Additional Shares Notification, filings under the Blue Sky laws, and any other statement or application made by or on behalf of Harbinger or Premenos to any governmental body in connection with the Merger and the other transactions contemplated by this Agreement.

     Section 5.5. Harbinger and Premenos Stockholders Meetings. (a) Each of Harbinger and Premenos shall call a meeting of its shareholders or stockholders, as applicable, to be held as soon as practicable after the date hereof for the purpose of voting upon the matters relating to this Agreement. The meeting of Harbinger's shareholders shall be held prior to or contemporaneously with the meeting of Premenos's stockholders.

     (b) Harbinger will use its reasonable, best efforts to hold its shareholders meeting as promptly as practicable and will, through its Board of Directors, recommend to its shareholders approval of the Merger and this Agreement at such shareholders meeting (the "Harbinger Shareholders Meeting"); provided, however,

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

that the Board of Directors of Harbinger may withdraw such recommendation if the Harbinger Board of Directors determines in good faith (after consultation with and based upon the advice of its outside legal counsel and after providing notice to Premenos and giving Premenos the opportunity to consult with Harbinger with regard to such withdrawal) that the fiduciary duties of the Harbinger Board of Directors to its shareholders under applicable law require that the Harbinger Board of Directors withdraw such recommendation. Unless otherwise required to comply with the fiduciary duties of the Board of Directors of Harbinger, as determined by the Harbinger Board of Directors in good faith (after consultation with and based upon the advice of its outside legal counsel), Harbinger shall use reasonable, best efforts to solicit from its shareholders proxies in favor of all matters to be voted upon at the Harbinger Shareholders Meeting.

     (c) Premenos will use its reasonable, best efforts to hold its stockholders meeting as promptly as practicable and will, through its Board of Directors, recommend to its stockholders approval of the Merger and this Agreement at such stockholders meeting (the "Premenos Stockholders Meeting"); provided, however, that the Board of Directors of Premenos may withdraw such recommendation if the Premenos Board of Directors determines in good faith (after consultation with and based upon the advice of its outside legal counsel and after providing notice to Harbinger and giving Harbinger the opportunity to consult with Premenos with regard to such withdrawal) that the fiduciary duties of the Premenos Board of Directors to its stockholders under applicable law require that the Premenos Board of Directors withdraw such recommendation. Unless otherwise required to comply with the fiduciary duties of the Board of Directors of Premenos, as determined by the Board of Directors of Premenos in good faith (after consultation with and based upon the advice of its outside legal counsel), Premenos shall use its reasonable, best efforts to solicit from its stockholders' proxies in favor of all matters to be acted upon at the Premenos Stockholders Meeting.

     Section 5.6.  The Nasdaq National Market Additional Shares
Notification. Harbinger will file an additional shares notification with The Nasdaq National Market (the "Nasdaq Additional Shares Notification") to approve for listing, subject to official notice of its issuance, the shares of Harbinger Common Stock to be issued in connection with the Merger. Harbinger shall exercise reasonable good faith efforts to cause the shares of Harbinger Common Stock to be issued in the Merger to be approved for listing on The Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

     Section 5.7. Premenos Affiliates. (a) Premenos shall deliver to Harbinger a letter identifying all persons who are, at the time the Merger is submitted to a vote to the stockholders of Premenos, "affiliates" of Premenos for purposes of Rule 145 under the Securities Act. Premenos shall cause each person who is identified as an "affiliate" in such letter to deliver to Harbinger on or prior to the Effective Time a written statement, in form satisfactory to Harbinger and Premenos, that such person will not offer to sell, transfer or otherwise dispose of any of the shares of Harbinger Common Stock issued to such person pursuant to the Merger, except (i) in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder and (ii) until such time as financial results covering at least thirty (30) days of combined operations of Harbinger and Premenos have been published within the meaning of Section
201.01 of the SEC's Codification of Financial Reporting Policies. Harbinger shall be entitled to place legends on any certificates of Harbinger Common Stock issued to such affiliates to restrict transfer of such shares as set forth above.

     (b) Harbinger shall identify all persons who are, at the time the Merger is submitted to a vote to the shareholders of Harbinger, "affiliates" of Harbinger for purposes of Rule 145 under the Securities Act. Harbinger shall cause each person who is identified as an "affiliate" to deliver to Harbinger on or prior to the Effective Time a written statement that such person will not offer to sell, transfer or otherwise dispose of any shares of Harbinger Common Stock owned by such affiliate, except (i) in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder and (ii) until such time as financial results covering at least thirty (30) days of combined operations of Harbinger and Premenos have been published within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies.

     Section 5.8. No Solicitation. (a) Premenos agrees that it shall not, directly or indirectly, through any officer, director, employee, representative or agent (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Premenos or any of its subsidiaries, other than the transactions contemplated or permitted by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "Competing Offer"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Competing Offer, or (iii) agree to, approve or recommend any Competing Offer; provided, however, that nothing contained in this Agreement shall prevent Premenos or its Board of Directors from furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Competing Offer by such person or entity or recommending such an unsolicited bona fide written Competing Offer to the stockholders of Premenos, if and only to the extent that (1) the Board of Directors of Premenos determines in good faith (after consultation with and based upon the written advice of its financial advisor) that such Competing Offer would, if consummated, result in a transaction more favorable to Premenos stockholders than the transaction contemplated by this Agreement (and any such more favorable Competing Offer being referred to in this Agreement as a "Superior Proposal") and that the person or entity making such Superior Proposal has the financial means, or the ability to obtain the necessary financing, to conclude such transaction, (2) the Board of Directors of Premenos determines in good faith (after consultation with and based upon the advice of its outside legal counsel), that the fiduciary duties of the Premenos Board of Directors to its stockholders under applicable law require that Premenos take such action, and (3) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Premenos Board of Directors receives from such person or entity an executed confidentiality agreement with confidentiality covenants not materially less favorable to Premenos than those contained in the Confidentiality Agreement by and between Harbinger and Premenos dated June 27, 1996.

     (b) Premenos shall notify Harbinger no later than twenty-four (24) hours after receipt by Premenos (or its agents or advisors) of any Competing Offer or any requests for non-public information in connection with a Competing Offer or for access to the properties, books or records of Premenos by any person or entity that informs Premenos that it is considering making, or has made, a Competing Offer. Such notice to Harbinger shall be made orally and in writing and shall indicate in reasonable detail the identity of the person or entity making such proposal, inquiry or contact and the terms and conditions thereof; provided, however, to the extent Premenos's outside legal counsel shall advise Premenos's Board of Directors that complying with such notification requirements will result in a breach of the terms of any confidentiality agreement executed by Premenos on or prior to the date hereof, then Premenos shall be entitled to comply with such notice requirement to the maximum extent possible without breaching the terms of such confidentiality agreement.

     Section 5.9. Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions of this Agreement, the parties hereto shall each use their reasonable, good faith efforts to perform their obligations herein and to take, or cause to be taken or do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all regulatory approvals and satisfy all conditions to the obligations of the parties under this Agreement and to cause the Merger and the other transactions contemplated by this Agreement to be effected on or prior to December 31, 1997 in accordance with the terms of this Agreement and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as a part of their respective obligations under this Agreement, including without limitation:

          (a) Premenos and Harbinger shall promptly make their respective filings and submissions and shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to obtain any required approval of any other federal, state or local governmental agency or regulatory body with jurisdiction over the transactions contemplated by this Agreement.

          (b) If any claim, action, suit, investigation or other proceeding by any governmental body or other person is commenced which questions the validity or legality of the Merger or any of the other transactions contemplated by this Agreement or seeks damages in connection with this Agreement, the parties agree to cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use all reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement.

          (c) Each party shall give prompt written notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of Premenos or Harbinger, whether such occurrence or failure is with respect to its own representations or warranties, or with respect to the other party's representations and warranties, contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or that will or may result in the failure to satisfy any of the conditions specified in Article 6 and (ii) any failure of Premenos or Harbinger, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

          (d) Without the prior written consent of Harbinger and except as set forth in the Premenos Disclosure Letter, Premenos will not terminate any employee if such termination would result in the payment of any amounts pursuant to "change in control" provisions of any employment agreement or arrangement.

     Section 5.10. Public Announcements. The timing and content of all announcements regarding any aspect of this Agreement or the Merger to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance (unless Harbinger or Premenos is advised by counsel that any such announcement or other disclosure not mutually agreed upon in advance is required to be made by law or applicable rule of The Nasdaq National Market and then only after making a reasonable attempt to comply with the provisions of this Section 5.10 and providing notice to the non-disclosing party simultaneously with such disclosure). This Section 5.10 shall not apply to disclosures made to senior managers prior to the date of this Agreement in accordance with the understanding of Harbinger and Premenos.

     Section 5.11. Financial Statements and SEC Reports. Prior to the Effective Time, each party to this Agreement shall deliver to the other, as soon as available but in no event later than 45 days after the end of each fiscal quarter (or 90 days after the end of a fiscal year), a consolidated balance sheet as of the last day of such fiscal period and the consolidated statements of income, stockholders' equity and cash flows of such party and its subsidiaries for the fiscal period then ended prepared in accordance with generally accepted accounting principles and the requirements of Form 10-Q (or Form 10-K as the case may be) under the Exchange Act. Prior to the Effective Time, each party to this Agreement shall deliver to the other, as soon as available, a copy of each form, report and other document filed by such party with the SEC.

     Section 5.12. Supplements to Disclosure Letters. From time to time prior to the Effective Time, Premenos and Harbinger will each promptly supplement or amend the respective disclosure letters which they have delivered pursuant to this Agreement with respect to any matter arising after the date of this Agreement which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in any such disclosure letter or which is necessary to correct any information in any such disclosure letter which has been rendered inaccurate by such matter. No supplement or amendment to any such disclosure letter shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 6.2(a) or 6.3(a).

     Section 5.13. Pooling of Interests Accounting. Except for other actions specifically permitted to be taken hereunder and from and after the date of this Agreement and until the Effective Time, neither Harbinger nor Premenos nor any of their respective subsidiaries or other affiliates shall take, or fail to take, any action that would jeopardize the treatment of Harbinger's acquisition of Premenos as a "pooling of interests" for accounting purposes. Following the Effective Time, Harbinger shall use its reasonable efforts to conduct the business of Harbinger in a manner that would not jeopardize the characterization of the Merger as a "pooling of interests" for accounting purposes.

     Section 5.14. Accountant's Review Report. Premenos agrees to exercise reasonable efforts to cause Coopers & Lybrand to deliver to Harbinger prior to the filing of the Registration Statement a limited review report covering the unaudited financial statements of Premenos included in the Registration Statement in form and substance reasonably acceptable to Harbinger (the "Coopers & Lybrand Review Report").

     Section 5.15.  Indemnification of Premenos Directors and
Officers. (a) Harbinger and the Surviving Corporation agree that the indemnification obligations set forth in Premenos's Certificate of Incorporation and Bylaws, in each case as of the date hereof, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time, were directors, officers, employees or agents of Premenos or any of its subsidiaries.

     (b) After the Effective Time, Harbinger and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of Premenos and each of its subsidiaries and each such person who served at the request of Premenos or any of its subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of Premenos or any of its subsidiaries or of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, agent or other person to whom this
Section 5.15 applies, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement).

     (c) In the event Harbinger or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Harbinger or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.15.

     (d) The obligations of Harbinger and the Surviving Corporation under this
Section 5.15 shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, agent or other person to whom this Section 5.15 applies without the consent of such affected director, officer, employee, agent or other person (it being expressly agreed that each such director, officer, employee, agent or other person to whom this Section
5.15 applies shall be a third-party beneficiary of this Section 5.15).

     Section 5.16. Harbinger Board of Directors. Harbinger shall take all actions reasonably necessary to elect David Hildes to Harbinger's Board of Directors in the class of directors with the longest unexpired term at the time of his election, such election to be effective as of the Effective Time. If the unexpired term of the class of directors to which David Hildes is elected is less than one year, then Harbinger agrees to use its reasonable, best efforts to
(i) nominate David Hildes for election as a director at the next annual meeting of Harbinger's shareholders and (ii) recommend his election to Harbinger's shareholders.

     Section 5.17. Employment Agreements. As promptly as reasonably practicable after the date of this Agreement, Harbinger shall deliver to Premenos a list of names of key senior managers of Premenos that Harbinger requests to sign two-year employment agreements on terms which shall include customary compensation, non-competition, non-solicitation and non-disclosure provisions. Harbinger and Premenos agree to cooperate in using their reasonable best efforts to cause such key senior managers to enter into such agreements at the Effective Time. Harbinger further agrees to engage in discussions with the Chairman of Premenos regarding establishing an appropriate transition role for the Chairman of Premenos after the Effective Time and future business relationships between Harbinger and the Chairman of Premenos on terms which will include non-competition provisions prohibiting competition by the Chairman in the electronic data interchange ("EDI") and value-added networks ("VAN") businesses and non-solicitation and non-disclosure provisions as are customary in the business of Harbinger; provided that such roles or relationships shall not include full-time employment. The Chairman of Premenos shall execute and deliver to Harbinger an agreement containing such non-competition, non-solicitation and non-disclosure provisions in a form reasonably satisfactory to Harbinger on or prior to the Closing Date.

     Section 5.18. Premenos Transactional Expenses. Premenos agrees that the aggregate amount of fees, costs and expenses to be incurred by Premenos in connection with this Agreement and transactions contemplated hereby, including, without limitation, the fees, costs and expenses of financial advisors, accountants and counsel shall not exceed Two Million Three Hundred Thousand Dollars ($2,300,000). Premenos further agrees to periodically apprise Harbinger of the aggregate amount of the transaction fees and expenses incurred and anticipated to be incurred in connection with this Agreement and the matters contemplated hereby.

     Section 5.19. Severance. Harbinger agrees to honor the severance policy of Premenos set forth in the Premenos Disclosure Letter with respect to any Premenos employees whose employment is terminated during the twelve (12) month period following the Effective Time.

     Section 5.20. Premenos Stock Options. Premenos will cause holders of Old Options representing at least 95% of the shares of Premenos Common Stock issuable pursuant to Old Options to execute and deliver to Harbinger prior to the Closing option assumption agreements in form mutually satisfactory to Harbinger and Premenos to effect the conversion of such Old Options to Harbinger Options as contemplated in Section 2.3.

     Section 5.21. Minority Interest. Premenos shall use its reasonable best efforts to effectuate the share exchanges with the stockholders of Premenos Corp. as set forth in the Premenos Disclosure Letter as quickly as reasonably practicable, and such share exchanges shall become effective and there shall be no further minority interests in Premenos Corp. on the Closing Date.

                                   ARTICLE 6

                                   CONDITIONS

     Section 6.1. Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

          (a) Premenos Stockholder Approval. The Merger, this Agreement and the transactions contemplated by this Agreement shall have been approved at the meeting of Premenos Stockholders duly called and held in accordance with the DGCL by the holders of a majority of the outstanding shares of Premenos Common Stock having the right to vote on such matters.

          (b) Harbinger Shareholder Approval. The Merger, this Agreement and the transactions contemplated by this Agreement, including the issuance of shares of Harbinger Common Stock pursuant to the Merger and the amendment of the Harbinger 1996 Stock Option Plan increasing the number of shares of Harbinger Common Stock available for grant thereunder to facilitate the conversion of the Old Options as contemplated in Section 2.3 shall have been approved at the Harbinger Shareholders Meeting duly called and held in accordance with the Georgia Business Corporation Code ("GBCC") by the holders of a majority of the outstanding shares of Harbinger Common Stock having the right to vote on such matters.

          (c) Injunction. At the Effective Time there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or governmental agency of competent jurisdiction to the effect that the Merger may not be consummated as provided in this Agreement, no proceeding or lawsuit shall have been commenced by any governmental or regulatory agency for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such agency indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

          (d) Tax Opinion. Premenos and Harbinger shall each have received a written opinion of King & Spalding concerning certain federal income tax consequences of the Merger, substantially in the form attached as Exhibit 6.1(d).

          (e) Registration Statement. The Registration Statement shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose, or under the proxy rules of the SEC pursuant to the Exchange Act and with respect to the transactions contemplated by this Agreement, shall be pending before or threatened by the SEC. All applicable state securities laws shall have been complied with in connection with the issuance of Harbinger Common Stock to be issued pursuant to the Merger, and no stop order suspending the effectiveness of any qualification or registration of such Harbinger Common Stock under such state securities laws shall have been issued and pending or threatened by the authorities of any such state. The joint proxy statement/prospectus that comprises part of the Registration Statement shall have been mailed or sent to Premenos Stockholders and Harbinger shareholders not less than twenty business days prior to the meetings described in Section 6.1(a) and
     Section 6.1(b), respectively, as the term "business days" is defined for purposes of Form S-4 under the Securities Act.

          (f) Pooling. Harbinger shall have been advised in writing, as of the Effective Time, by KPMG Peat Marwick that, in accordance with generally accepted accounting principles, the Merger qualifies to be treated as a "pooling of interests" for accounting purposes. Premenos shall have been advised in writing, as of the Effective Time, by Coopers & Lybrand that, based on inquiries and their examination of the financial statements of Premenos, they believe that the criteria for pooling accounting treatment relative to Premenos has been satisfied.

          (g) The Nasdaq National Market Additional Shares Notification. The Harbinger Common Stock to be issued pursuant to this Agreement shall have been approved for listing on The Nasdaq National Market, subject only to official notice of issuance by Harbinger.

          (h) HSR Act. The applicable waiting periods shall have expired or been terminated early under the HSR Act.

     Section 6.2. Conditions to Obligations of Harbinger. The obligation of Harbinger to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of Premenos set forth in Article 3 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time.

          (b) Performance of Obligations of Premenos. Premenos shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement.

          (c) Opinion of Premenos Counsel. Harbinger shall have received an opinion of Bryan Cave LLP, dated the Closing Date, substantially in the form attached as Exhibit 6.2(c).

          (d) Authorization of Merger. All corporate action necessary by Premenos to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken.

          (e) Consents. All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filing of the Delaware Certificate of Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Harbinger and Premenos following the Effective Time.

          (f) Certificates. Premenos shall have furnished Harbinger with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.2(a), (b) and (d).

          (g) Accountant's Review Report and Letter. Harbinger shall have received: (i) the Coopers & Lybrand Review Report in accordance with
     Section 5.14 and (ii) a letter from Coopers & Lybrand dated the effective date of the Registration Statement under the Securities Act, with respect to certain financial and statistical information concerning Premenos included in the Registration Statement in form and substance customary in transactions of the nature of the Merger.

          (h) Material and Client Contracts. Harbinger shall have received consents to assignment of all Premenos Material Contracts or written waivers of the provisions of any Premenos Material Contracts requiring the consents of third parties as set forth in the Premenos Disclosure Letter except where the failure to have received any such consent would not have a material adverse effect on the business of Harbinger and Premenos following the Effective Time.

          (i) Resignation Letters. Each of the directors of Premenos shall have tendered to Harbinger resignation letters in form and substance reasonably acceptable to Harbinger on or prior to the Closing Date, such resignations to be effective immediately following the Closing Date.

     Section 6.3. Conditions to Obligations of Premenos. The obligation of Premenos to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of Harbinger set forth in Article 4 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time.

          (b) Performance of Obligations by Harbinger. Harbinger shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement.

          (c) Opinion of Harbinger Counsel. Premenos shall have received an opinion of King & Spalding, counsel to Harbinger, substantially in the form of Exhibit 6.3(c).

          (d) Authorization of Merger. All corporate action necessary by Harbinger to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken.

          (e) Consents. All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filing of the Delaware Certificate of Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Harbinger and Premenos following the Effective Time.

          (f) Certificates. Harbinger shall have furnished Premenos with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.3(a), (b) and (d).

          (g) Harbinger shall have executed and delivered the registration rights agreement substantially in the form of Exhibit 6.3(g).

                                   ARTICLE 7

                                    CLOSING

     The consummation of the transactions contemplated by this Agreement is referred to as the "Closing." The "Closing Date" is the date on which the Closing occurs. The Closing shall occur as soon as possible following the Harbinger and Premenos stockholders meetings described in Section 5.5 as is reasonably practicable and in any event within three business days of the satisfaction or waiver of the other conditions set forth in Article 6. The Closing shall take place at the offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia, or at such other place as Premenos and Harbinger may mutually agree.

                                   ARTICLE 8

                                  TERMINATION

     Section 8.1. Termination and Abandonment. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders and stockholders of Harbinger and Premenos, respectively:

          (a) by mutual agreement of the Boards of Directors of Harbinger and Premenos;

          (b) by Harbinger, if the conditions set forth in Sections 6.1 and 6.2 are not complied with or performed and such noncompliance or nonperformance has not been cured or eliminated (or by its nature cannot be cured or eliminated) by Premenos on or before March 31, 1998; and

          (c) by Premenos, if the conditions set forth in Sections 6.1 and 6.3 are not complied with or performed and such noncompliance or nonperformance has not been cured or eliminated (or by its nature cannot be cured or eliminated) by Harbinger on or before March 31, 1998;

          (d) by Harbinger or Premenos if, at the Harbinger Shareholders Meeting or the Premenos Stockholders Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders in favor of this Agreement and the Merger shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party which has not complied with its obligations under Section 5.5;

          (e) by Harbinger if, (i) the Board of Directors of Premenos shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Harbinger or shall have resolved or publicly announced or disclosed to any third party its intention to do so, (ii) an Alternative Transaction involving Premenos shall have taken place or the Board of Directors of Premenos shall have recommended such an Alternative Transaction (or a proposal or offer therefor) to the stockholders of Premenos or shall have resolved or publicly announced or disclosed to any third party its intention to recommend or engage in such an Alternative Transaction, or (iii) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of Premenos Common Stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Harbinger or an affiliate thereof), and the Board of Directors of Premenos shall have (A) recommended (or shall have resolved or publicly announced or disclosed to any third party its intention to recommend) that the stockholders of Premenos tender their shares in such tender or exchange offer or (B) resolved or publicly announced or disclosed to any third party its intention to take no position with respect to such tender or exchange offer;

          (f) by Premenos if, the Board of Directors of Harbinger shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Premenos or shall have resolved or publicly announced or disclosed to any third party its intention to do so;

          (g) by Harbinger, if the Board of Directors of Harbinger shall have determined to withdraw its recommendation of this Agreement or the Merger in accordance with Section 5.5(b) hereof;

          (h) by Premenos, if the Board of Directors of Premenos shall have withdrawn its recommendation of this Agreement or the Merger in accordance with Section 5.5(c);

          (i) by Premenos, if Harbinger breaches the covenant set forth in
     Section 5.2(c) hereof; and

          (j) by Harbinger if either David Hildes or Lew Jenkins sells any shares of Premenos Common Stock subject to the Proxy Agreements on or prior to the Closing Date.

     Section 8.2. Specific Performance and Other Remedies. The parties each acknowledge that the rights of each party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character, and that, if any party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching party may be without an adequate remedy at law. The parties each agree, therefore, that if either party violates or fails or refuses to perform any covenant or agreement made by such party in this Agreement, the nonbreaching party or parties may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

     Section 8.3. Effect of Termination. In the event of termination of this Agreement pursuant to this Article 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party or its respective officers, directors or shareholders or stockholders, as applicable, except for obligations under Section 5.3(b), Section 5.10, Section 8.4, and this Section, all of which shall survive the termination. Notwithstanding the foregoing, nothing contained in this Section 8.3 shall relieve any party from liability for any breach of any covenant or agreement in this Agreement.

     Section 8.4.  Fees and Expenses.  (a) Except as set forth in this Section
8.4 and in Section 2.5(a), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Harbinger and Premenos shall share equally all fees and expenses, other than attorneys' and accounting fees and expenses, incurred in relation to the printing and filing of the Proxy Statement and the Registration Statement and any amendments or supplements thereto and the fees required to be paid in connection with filing(s) required under the HSR Act in connection with the transactions contemplated by this Agreement.

     (b) If this Agreement is terminated (i) by Harbinger pursuant to Section 8.1(e), (ii) by Premenos pursuant to Section 8.1(h), (iii) by Harbinger pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger at the Premenos Stockholders Meeting and at the time of the Premenos Stockholders Meeting an Alternative Transaction involving Premenos shall have been announced which shall not have been absolutely and unconditionally withdrawn and abandoned, or (iv) by Harbinger pursuant to Section 8.1(j), then Premenos shall pay to Harbinger a termination fee of Four Million Dollars ($4,000,000) in cash (the "Harbinger Termination Fee") to reimburse and compensate Harbinger for its time, expenses and lost opportunity costs of pursuing the Merger, which Harbinger Termination Fee shall be paid to Harbinger within two (2) days of the termination of this Agreement pursuant to such Sections. If Premenos shall enter into a definitive agreement to consummate an Alternative Transaction within one (1) year of the payment of the Harbinger Termination Fee, then Premenos shall pay to Harbinger the Harbinger Topping Fee, which fee shall be payable in cash and shall be paid within two (2) days of Premenos's having entered into such definitive agreement to consummate an Alternative Transaction. The Harbinger Topping Fee shall be equal to the product obtained by multiplying (a) twenty five percent (25%), by
(b) the Incremental Value, but in no case shall the Harbinger Topping Fee be less than Four Million Dollars ($4,000,000). The Incremental Value shall be equal to the amount by which the Alternative Transaction Value shall exceed the Merger Transaction Value. The Alternative Transaction Value shall mean the aggregate value of the Alternative Transaction to the stockholders of Premenos, valued as of the date of the definitive agreement relating to such Alternative Transaction and calculated in accordance with generally recognized and accepted valuation methodologies employed by nationally recognized investment banking firms for valuing comparable transactions. The Merger Transaction Value shall mean the aggregate value of the Merger to the stockholders of Premenos, valued as of the date of the termination of this Agreement and calculated in accordance with generally recognized and accepted valuation methodologies employed by nationally recognized investment banking firms for valuing comparable transactions. In the event that the parties do not agree as to the Alternative Transaction Value or the Merger Transaction Value, Harbinger and Premenos shall negotiate with one another in good faith for a period of ten days to resolve such dispute. If, after the expiration of such ten-day period, the parties do not agree as to the Alternative Transaction Value or the Merger Transaction Value, Harbinger and Premenos shall each engage a nationally-recognized investment banking firm to calculate the Alternative Transaction Value or the Merger Transaction Value, or both, as the case may be. In the event that such investment banking firms do not agree as to such disputed valuation(s) after 30 days, such firms shall together appoint a third nationally-recognized investment banking firm to resolve such dispute by calculating the disputed valuation(s). The calculation of such third investment banking firm shall be conclusive as to the disputed valuation(s). Each party shall bear the fees and expenses of the investment banking firm engaged by it pursuant to this Section, and the fees and expenses of a third investment banking firm, if necessary, shall be borne equally by Harbinger and Premenos.

     (c) If this Agreement is terminated (i) by Premenos pursuant to Section 8.1(f) or (ii) by Harbinger pursuant to 8.1(g), then Harbinger shall pay to Premenos a termination fee of Four Million Dollars ($4,000,000) in cash (the "Premenos Termination Fee") to reimburse and compensate Premenos for its time, expenses and lost opportunity costs of pursuing the Merger, which Premenos Termination Fee shall be paid to Premenos within two (2) days of the termination of this Agreement pursuant to such Sections.

     (d) As used in this Agreement, an "Alternative Transaction" shall mean (i) a transaction or series of transactions pursuant to which any person or group (as such term is defined under the Exchange Act) other than Harbinger, Premenos or any affiliate thereof as of the date hereof (a "Third Party") acquires or would acquire (upon completion of such transaction or series of transactions) shares (or securities exercisable for or convertible into shares) representing more than fifty percent (50%) of the outstanding shares of Premenos Common Stock, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or other business combination involving Premenos or any of its subsidiaries, upon completion of such merger, consolidation, share exchange or other business combination such Third Party owns or would own more than fifty percent (50%) of the outstanding equity securities of Premenos or any of its subsidiaries or the entity surviving such merger or business combination or resulting from such consolidation, (iii) any other transaction or series of transactions pursuant to which any Third Party acquires or would acquire (upon completion of such transaction or series of transactions) control of assets of Premenos or any of its subsidiaries (including, for this purpose, outstanding equities securities of Premenos's subsidiaries) having a fair market value equal to or more than fifty percent (50%) of the fair market value of all consolidated assets of Premenos and its subsidiaries immediately prior to such transaction or series of transactions, or (iv) any transaction or series of transactions pursuant to which any Third Party acquires or would acquire (upon completion of such transaction or series of transactions) control of the Board of Directors of Premenos or by which nominees of any Third Party are (or would be) elected or appointed to a majority of the seats on the Board of Directors of Premenos.

     (e) In no event shall Harbinger or Premenos, as the case may be, be required to pay any fee pursuant to this Section 8.4 if, immediately prior to the applicable termination of this Agreement, the party that otherwise would be entitled to receive such fee pursuant to this Section 8.4 was in material breach of any of its obligations under this Agreement.

     (f) If one party fails to promptly pay to the other any fee or expense due hereunder, the defaulting party shall pay the costs and expenses (including reasonable attorneys' fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on any unpaid fee at the publicly announced prime rate of First Union National Bank of North Carolina from the date such fee was required to be paid.

                                   ARTICLE 9

                            MISCELLANEOUS PROVISIONS

     Section 9.1. Notices. Each notice, communication and delivery under this Agreement must be made in writing signed by the party making the same, must specify the Section pursuant to which it is given or being made, and must be delivered personally or by telecopy transmission, by recognized overnight courier or sent by registered or certified mail or by any express mail service (with postage and other fees prepaid) as follows:

          To Harbinger:
                      Harbinger Corporation
                       1055 Lenox Park Boulevard
                       Atlanta, Georgia 30319-5309
                       Attn: C. Tycho Howle
                       Telecopy No.: (404) 848-2861
          with a copy to:
                      King & Spalding
                      191 Peachtree Street
                      Atlanta, Georgia 30303
                       Attn: William R. Spalding, Esq.
                       Telecopy No.: (404) 572-5145

          To Premenos:Premenos Technology Corp.
                       1000 Burnett Avenue
                       Concord, California 94520
                       Attn: Lew Jenkins
                       Telecopy No.: (510) 825-9184

          with a copy to:
                      Bryan Cave LLP
                       245 Park Avenue
                       New York, New York 10167
                       Attn: Stephan Mallenbaum, Esq.
                       Telecopy No.: (212) 692-1900

or to such other representative or at such other address of a party as such party may furnish to the other parties in writing.

     Section 9.2. Disclosure Letters and Exhibits. The Premenos Disclosure Letter and the Harbinger Disclosure Letter and all Exhibits are hereby incorporated into this Agreement and are made a part of this Agreement as if set out in full in this Agreement.

     Section 9.3. Assignment; Successors in Interest. No assignment or transfer by Harbinger, HarbingerSub or Premenos of their respective rights and obligations under this Agreement prior to the Closing shall be made except with the prior written consent of the other parties. This Agreement shall be binding upon and shall inure to the benefit of the parties and their permitted successors and assigns, and any reference to a party shall also be a reference to a permitted successor or assign.

     Section 9.4. Investigations; Representations and Warranties. The representations and warranties of Harbinger and Premenos set forth in this Agreement shall terminate immediately after Closing. The covenants and agreements of each of Harbinger, HarbingerSub and Premenos set forth in this Agreement and the exhibits to this Agreement shall survive the Closing and shall remain in full force and effect until performed or satisfied by the applicable party responsible for the same in this Agreement or the exhibits to this Agreement. The respective representations and warranties of Harbinger, HarbingerSub and Premenos contained in this Agreement or in any certificate, or other document delivered by any party prior to Closing shall not be deemed waived or otherwise affected by any investigation made by a party.

     Section 9.5. Number; Gender. Whenever this Agreement so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

     Section 9.6. Captions. The titles, captions and table of contents contained in this Agreement are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Exhibits are references to Exhibits to this Agreement and the Premenos Disclosure Letter and the Harbinger Disclosure Letter.

     Section 9.7. Controlling Law; Integration; Amendment. (a) This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without reference to Delaware's choice of law rules and the parties agree that any legal proceeding instituted with respect to this Agreement shall be brought exclusively in any state or federal court in the State of Delaware and the parties submit to personal jurisdiction therein and agree that venue properly lies in any such court in the State of

Delaware. This Agreement supersedes all negotiations, agreements and understandings among the parties with respect to the subject matter of this Agreement and constitutes the entire agreement among the parties.

     (b) This Agreement may not be amended, modified or supplemented except by written agreement of the parties.

     Section 9.8. Premenos and Harbinger Knowledge. As used in this Agreement, the terms "the best knowledge of Premenos," "known to Premenos" or words of similar import used herein with respect to Premenos shall mean the actual knowledge of any Premenos Executive, together with the knowledge a reasonable business person would have obtained after making reasonable inquiry and after exercising reasonable diligence with respect to the matters at hand. The "Premenos Executives" shall consist of Messrs. Lew Jenkins, David Hildes, Timothy A. Dreisbach, and H. Ward Wolff. As used in this Agreement, the terms "the best knowledge of Harbinger," "known to Harbinger" or words of similar import used herein with respect to Harbinger shall mean the actual knowledge of any Harbinger Executive, together with the knowledge a reasonable business person would have obtained after making reasonable inquiry and after exercising reasonable diligence with respect to the matters at hand. The "Harbinger Executives" shall consist of Messrs. C. Tycho Howle, David T. Leach, James C. Davis and Joel G. Katz.

     Section 9.9. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

     Section 9.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

     Section 9.11. Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than the parties, and their permitted successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such person, firm or corporation being deemed a third party beneficiary of this Agreement.

     Section 9.12. Waiver. At any time prior to the Effective Time, the parties, by or pursuant to action taken by their respective Boards of Directors, may, to the extent legally permitted: (i) extend the time for the performance of any of the obligations or other acts of any other party; (ii) waive any inaccuracies in the representations or warranties of any other party contained in this Agreement or in any document or certificate delivered pursuant to this Agreement; (iii) waive compliance or performance by any other party with any of the covenants, agreements or obligations of such party contained in this Agreement; and (iv) waive the satisfaction of any condition that is precedent to the performance by the party so waiving of any of its obligations under this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by one party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

     Section 9.13. Merger. Harbinger, HarbingerSub and Premenos each acknowledges and agrees that it has not relied on, or been induced to enter into this Agreement on account of, any representation or warranty of any kind, whether oral or written, express or implied, except for such representations and warranties of Harbinger, HarbingerSub and Premenos as are set forth in this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed, as of the date first above written.

                                                       HARBINGER CORPORATION
[Corporate Seal]

Attest:                                                By: JAMES C. DAVIS
                                                           -------------------------------------------------
                                                           Title: President and Chief Operating Officer
                                                       -------------------------------------------

                By: /s/ JOEL G. KATZ
 ---------------------------------------------------
                  Title: Secretary
    ---------------------------------------------

                                                       OLYMPIC SUBSIDIARY CORPORATION

[Corporate Seal]

Attest:                                                By: JAMES C. DAVIS
                                                           -------------------------------------------------
                                                           Title: President and Chief Operating Officer
                                                       -------------------------------------------

                By: /s/ JOEL G. KATZ
 ---------------------------------------------------
                  Title: Secretary
    ---------------------------------------------

                                                       PREMENOS TECHNOLOGY CORP.

[Corporate Seal]

Attest:                                                By: LEW JENKINS
                                                           -------------------------------------------------
                                                           Title: Chairman
                                                       -------------------------------------------

                By: /s/ H. WARD WOLFF
 ---------------------------------------------------
                  Title: Secretary
    ---------------------------------------------

                                                                         ANNEX B

                      AMENDMENT TO 1996 STOCK OPTION PLAN

                 SECOND AMENDMENT TO THE HARBINGER CORPORATION
                             1996 STOCK OPTION PLAN

     THIS SECOND AMENDMENT TO HARBINGER CORPORATION 1996 STOCK OPTION PLAN (the
"Amendment") is made effective as of the      day of             , 1997 (the
"Effective Date"), by HARBINGER CORPORATION, a corporation organized and doing business under the laws of the State of Georgia (the "Company"). All capitalized terms in this Amendment have the meaning ascribed to such term as in the Harbinger Corporation 1996 Stock Option Plan (the "Plan"), unless otherwise stated herein.

                                  WITNESSETH:

     WHEREAS, First Amendment to the Plan was approved by the shareholders of the Company at the 1997 Annual Meeting of Shareholders; and

     WHEREAS, the Board of Directors of the Company desires to amend the Plan to increase the number of shares that may be granted under the Plan;

     NOW THEREFORE, in consideration of the premises and mutual promises contained herein, the Plan is hereby amended as follows:

          SECTION 1. Section 3.1 of the Plan is hereby amended by deleting the first sentence of Section 3.1 of the Plan in its entirety and substituting in lieu thereof the following:

             "3.1 SHARES RESERVED FOR ISSUANCE. Subject to any antidilution adjustment pursuant to Section 3.2, the maximum number of Shares that may be subject to Options granted hereunder shall not exceed 5,125,000, plus the number of Prior Plan Shares."

          SECTION 2. Except as specifically amended by this Second Amendment, the Plan shall remain in full force and effect as prior to this First Amendment.

     IN WITNESS WHEREOF, the Company has caused this SECOND AMENDMENT TO THE HARBINGER CORPORATION 1996 STOCK OPTION PLAN to be executed on the Effective Date.

                                          HARBINGER CORPORATION

                                          By:
                                            ------------------------------------
                                                    David T. Leach, CEO

ATTEST:

By:
    ----------------------------------
         Joel G. Katz, Secretary

                                                                         ANNEX C

                FAIRNESS OPINION OF BT ALEX. BROWN INCORPORATED

                                                                October 23, 1997

Harbinger Corporation
1055 Lenox Park Blvd.
Atlanta, GA 30319

Dear Sirs:

     Premenos Technology Corp. ("Target" or the "Company"), Harbinger Corporation ("Buyer") and Olympic Subsidiary Corporation, a Delaware Corporation and a wholly-owned subsidiary of Buyer (the "Merger Sub"), have entered into the Merger Agreement dated as of October 23, 1997 (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on stockholder approval by Target's stockholders and Buyer's shareholders, Merger Sub shall be merged with and into Target and the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation (the "Merger"), and each share of Target common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into .45 shares (the "Conversion Ratio") of common stock of Buyer. We have assumed, with your consent, that the Merger will qualify for pooling-of-interests accounting treatment and as a tax-free reorganization for the stockholders of the Company. You have requested our opinion as to whether the Conversion Ratio is fair, from a financial point of view, to Buyer.

     BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have served as the lead-managing underwriter in Buyer's August 1995 initial public offering and in Buyer's July 1997 follow-on offering. BT Alex. Brown maintains a market in the Common Stock of Buyer and regularly publishes research reports regarding the electronic commerce industry and the businesses and securities of Buyer and other publicly owned companies in the electronic commerce industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of both the Company and the Buyer for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Buyer.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning Target and Buyer and certain internal analyses and other information furnished to us by Target and Buyer. We have also held discussions with the members of the senior managements of Target and Buyer regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of both Target and Buyer, (ii) compared certain financial and stock market information for Target and Buyer with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Target and Buyer, we have assumed that such information reflects the best currently available judgments and estimates of the managements of Target and Buyer as to the likely future financial performances of their respective companies and of the combined entity. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of Target and Buyer, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     In arriving at our opinion, BT Alex. Brown did not participate in negotiations with any parties in connection with the Merger.

     We have been retained by the Board of Directors of Buyer as financial advisor solely for the purpose of rendering this opinion, and accordingly we have not been requested to and have not provided any other services in connection with the Merger.

     Our opinion expressed herein was prepared for the use of the Board of Directors of Buyer and does not constitute a recommendation to Buyer's stockholders as to how they should vote at the stockholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Conversion Ratio is fair, from a financial point of view, to Buyer.

                                          Very truly yours,

                                          BT ALEX. BROWN INCORPORATED

                                                                         ANNEX D

                   FAIRNESS OPINION OF HAMBRECHT & QUIST LLC

                                                                October 22, 1997

Confidential

The Board of Directors
Premenos

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Premenos Corporation ("Premenos" or the "Company") of the consideration to be received by such stockholders in connection with the proposed merger of Olympic Subsidiary Corporation ("Merger Sub"), a wholly owned subsidiary of Harbinger, Inc. ("Harbinger"), with and into Premenos (the "Proposed Transaction") pursuant to the Merger Agreement to be dated as of October 23, 1997 among Harbinger, Merger Sub, and Premenos (the "Agreement").

     We understand that the terms of the Agreement provide, among other things, that each issued and outstanding share of Common Stock shall be converted into the right to receive 0.45 shares of common stock of Harbinger, as more fully set forth in the Agreement. We also understand that the Agreement provides that the Proposed Transaction will take place whether or not certain other prospective acquisitions by Harbinger occur, and for the purposes of this opinion we have reviewed and analyzed the Proposed Transaction both with and without such prospective acquisitions. For purposes of this opinion, we have assumed that the Proposed Transaction will qualify as a tax-free reorganization under the United States Internal Revenue Code for the stockholders of the Company and that the Proposed Transaction will be accounted for as a pooling of interests.

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Premenos in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of both Premenos and Harbinger and receives customary compensation in connection therewith, and also provides research coverage for Premenos and Harbinger. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Premenos and Harbinger for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide investment banking or other financial advisory services to Harbinger.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things;

     (i) reviewed the publicly available financial statements of Harbinger for recent years and interim periods to date and certain other relevant financial and operating data of Harbinger (including its capital structure) made available to us from published sources and from the internal records of Harbinger;

     (ii) reviewed certain internal financial and operating information, including certain projections, relating to Harbinger prepared by the management of Harbinger;

     (iii) discussed the business, financial condition and prospects of Harbinger with certain of its officers;

     (iv) reviewed the publicly available financial statements of Premenos for recent years and interim periods to date and certain other relevant financial and operating data of Premenos made available to us from published sources and from the internal records of Premenos;

     (v) reviewed certain internal financial and operating information, including certain projections, relating to Premenos prepared by the management of Premenos;

     (vi) discussed the business, financial condition and prospects of Premenos with certain of its officers;

     (vii) reviewed the recent reported prices and trading activity for the common stocks of Harbinger and Premenos and compared such information and certain financial information for Harbinger and Premenos with similar information for certain other companies engaged in businesses we consider comparable;

     (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     (ix) reviewed an unsigned draft of the Agreement dated October 20, 1997 and;

     (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Harbinger or Premenos considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Harbinger or Premenos, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Harbinger and Premenos.

     For purposes of this opinion, we have assumed that neither Harbinger nor Premenos is a party to any material pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and other prospective acquisitions of which we are aware, and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Harbinger common stock will trade subsequent to the Effective Time (as defined in the Agreement). We were not requested to, and did not, solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Premenos.

     It is understood that this letter is for the information of the Board of Directors only and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Proxy Statement/Prospectus relating to the Proposed Transaction. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by Harbinger or any of its affiliates.

                                          Very truly yours,

                                          By
                                            ------------------------------------
                                                     Paul B. Cleveland
                                                     Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care of other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (A) for an appropriation, in violation of his duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the federal securities laws). Harbinger's Amended and Restated Articles of Incorporation (the "Restated Articles") exonerate Harbinger's directors from monetary liability to the extent permitted by this statutory provision.

     Harbinger's Restated Articles and Amended and Restated Bylaws (the "Restated Bylaws") also provide that Harbinger shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of Harbinger), by reason of the fact that such person is or was a director or officer of Harbinger, or is or was serving at the request of Harbinger as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Harbinger (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the Georgia Business Corporation Code.

     Notwithstanding any provisions of Harbinger's Restated Articles and Bylaws to the contrary, the Georgia Business Corporation Code provides that Harbinger shall not indemnify a director or officer for any liability incurred in a proceeding in which the director is adjudged liable to Harbinger or is subjected to injunctive relief in favor of Harbinger: (1) for any appropriation, in violation of his duties, of any business opportunity of Harbinger; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law;
(3) for unlawful corporate distributions; or (4) for any transaction from which the director or officer received an improper personal benefit.

     The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Article IX of Harbinger's Bylaws are not exclusive of any other right which any person may have under any statute, provision of the Harbinger Charter, provision of Harbinger's Bylaws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 2.1      --   Merger Agreement, dated as of October 23, 1997, by and
               between Harbinger Corporation, Olympic Subsidiary
               Corporation and Premenos Technology Corporation (attached as
               Annex A to the Joint Proxy Statement/Prospectus forming a
               part of this Registration Statement).
 2.2      --   Share Purchase Agreement by and among Harbinger Corporation,
               Allan Gray, Philip Bird, Tom Reynolds, C.G. Summers and
               Lancashire Enterprises Venture Fund, dated as of October 23,
               1997 (incorporated by reference to Exhibit 2.1 of
               Harbinger's Current Report on Form 8-K dated October 23,
               1997 and filed with the Commission on October 29, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------

 4.1     --   Provisions of the Amended and Restated Articles of
              Incorporation and Amended and Restated Bylaws of Harbinger
              defining rights of the holders of Harbinger Common Stock
              (incorporated by reference to Exhibits 3.1 through 3.4 to
              Harbinger's Registration Statement on Form S-1 (File No.
              33-93804) declared effective on August 22, 1995).
 4.2     --   Specimen Stock Certificate (incorporated by reference to
              Exhibit 4.3 to Harbinger's Registration Statement on Form
              S-1 (File No. 33-93804)).
 4.3     --   Form of Registration Rights Agreement effective March 29,
              1996 between each of the Harbinger N.V. Shareholders and
              Harbinger (incorporated by reference to Exhibit 2(a) filed with Harbinger's Current Report on Form 8-K dated May 3,
              1996).
 4.4     --   Form of Warrant issued to former Harbinger N.V. Shareholders on July 18, 1996 (incorporated by reference to Exhibit 4.5 to Harbinger's Annual Report on Form 10-K for the year ended
              December 31, 1996).
 4.5     --   Registration Rights Agreement among the former shareholders of SupplyTech, Inc. and Harbinger effective January 3, 1997
              (incorporated by reference to Exhibit 4.1 filed with
              Harbinger's Current Report on Form 8-K dated January 16,
              1997).
 4.6     --   Form of Warrant issued to former INOVIS Shareholders on
              April 19, 1996 (incorporated by reference to Exhibit 2(a)
              filed with Harbinger's Current Report on Form 8-K dated July
              1, 1996).
 4.7     --   Registration Rights Agreement between Harbinger Corporation,
              Allan Gray, Philip Bird, Tom Reynolds, C. G. Summers, and
              Lancashire Enterprises Venture Fund, dated as of October 23,
              1997 (incorporated by reference to Exhibit 4.1 of
              Harbinger's Current Report on Form 8-K dated October 23,
              1997 and filed with the Commission on October 29, 1997).
 5.1     --   Opinion of King & Spalding regarding the legality of the
              securities being registered.
 8.1     --   Opinion of King & Spalding regarding certain tax matters.
23.1     --   Consent of King & Spalding (included as part of its opinions filed as Exhibits 5.1 and 8.1).
23.2     --   Consent of Coopers & Lybrand LLP.
23.3     --   Consents of KPMG Peat Marwick LLP.
23.4     --   Consent of Arthur Andersen LLP.
23.5     --   Consent of Ciulla, Smith & Dale, LLP.
23.6     --   Consent of KPMG Deutsche Treuhand -- Gesellschaft AG.
23.7     --   Consent of KPMG Accountants N.V.
23.8     --   Consent of BT Alex. Brown Incorporated.
23.9     --   Consent of Hambrecht & Quist LLC.
23.10    --   Consent of David Hildes.
23.11    --   Consent of Moret Ernst & Young Accountants.
24.1     --   Power of Attorney (included on page II-4).
99.1     --   Form of Harbinger Corporation Proxy.
99.2     --   Form of Premenos Technology Corp. Proxy.
99.3     --   Opinion of BT Alex. Brown Incorporated (attached as Annex C to the Joint Proxy Statement/Prospectus forming a part of
              this Registration Statement).
99.4     --   Opinion of Hambrecht & Quist LLC (included as Exhibit D to the Joint Proxy Statement/Prospectus forming a part of this
              Registration Statement).

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 29th day of October, 1997.

                                          HARBINGER CORPORATION

                                          By:      /s/ DAVID T. LEACH
                                            ------------------------------------
                                                       David T. Leach
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Harbinger Corporation, do hereby constitute and appoint C. Tycho Howle, David T. Leach and Joel G. Katz, and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on October 29, 1997:

                 SIGNATURE                                         TITLE
                 ---------                                         -----
             /s/ C. TYCHO HOWLE                 Chairman of the Board of Directors
--------------------------------------------
               C. Tycho Howle

             /s/ DAVID T. LEACH                 Chief Executive Officer and Director
--------------------------------------------      (Principal Executive Officer)
               David T. Leach

             /s/ JAMES C. DAVIS                 President and Chief Operating Officer and
--------------------------------------------      Director
               James C. Davis

              /s/ JOEL G. KATZ                  Chief Financial Officer; Secretary
--------------------------------------------      (Principal Financial and Accounting
                Joel G. Katz                      Officer)

            /s/ WILLIAM D. SAVOY                Director
--------------------------------------------
              William D. Savoy

            /s/ WILLAIM B. KING                 Director
--------------------------------------------
              William B. King

             /s/ STUART L. BELL                 Director
--------------------------------------------
               Stuart L. Bell

           /s/ BENN R. KONSYNSKI                Director
--------------------------------------------
             Benn R. Konsynski

            /s/ KLAUS NEUGEBAUER                Director
--------------------------------------------
              Klaus Neugebauer

              /s/ AD NEDERLOF                   Director
--------------------------------------------
                Ad Nederlof

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                                 DESCRIPTION                               PAGE
-------                                -----------                           ------------
 2.1      --   Merger Agreement, dated as of October 23, 1997, by and
               between Harbinger Corporation, Olympic Subsidiary
               Corporation and Premenos Technology Corporation (attached as
               Annex A to the Joint Proxy Statement/Prospectus forming a
               part of this Registration Statement).
 2.2      --   Share Purchase Agreement by and among Harbinger Corporation,
               Allan Gray, Philip Bird, Tom Reynolds, C.G. Summers and
               Lancashire Enterprises Venture Fund, dated as of October 23,
               1997 (incorporated by reference to Exhibit 2.1 of
               Harbinger's Current Report on Form 8-K dated October 23,
               1997 and filed with the Commission on October 29, 1997).
 4.1      --   Provisions of the Amended and Restated Articles of
               Incorporation and Amended and Restated Bylaws of Harbinger
               defining rights of the holders of Harbinger Common Stock
               (incorporated by reference to Exhibits 3.1 through 3.4 to
               Harbinger's Registration Statement on Form S-1 (File No.
               33-93804) declared effective on August 22, 1995).
 4.2      --   Specimen Stock Certificate (incorporated by reference to
               Exhibit 4.3 to Harbinger's Registration Statement on Form
               S-1 (File No. 33-93804)).
 4.3      --   Form of Registration Rights Agreement effective March 29,
               1996 between each of the Harbinger N.V. Shareholders and
               Harbinger (incorporated by reference to Exhibit 2(a) filed with Harbinger's Current Report on Form 8-K dated May 3,
               1996).
 4.4      --   Form of Warrant issued to former Harbinger N.V. Shareholders on July 18, 1996 (incorporated by reference to Exhibit 4.5 to Harbinger's Annual Report on Form 10-K for the year ended
               December 31, 1996).
 4.5      --   Registration Rights Agreement among the former shareholders of SupplyTech, Inc. and Harbinger effective January 3, 1997
               (incorporated by reference to Exhibit 4.1 filed with
               Harbinger's Current Report on Form 8-K dated January 16,
               1997).
 4.6      --   Form of Warrant issued to former INOVIS Shareholders on
               April 19, 1996 (incorporated by reference to Exhibit 2(a)
               filed with Harbinger's Current Report on Form 8-K dated July
               1, 1996).
 4.7      --   Registration Rights Agreement between Harbinger Corporation,
               Allan Gray, Philip Bird, Tom Reynolds, C. G. Summers, and
               Lancashire Enterprises Venture Fund, dated as of October 23,
               1997 (incorporated by reference to Exhibit 4.1 of
               Harbinger's Current Report on Form 8-K dated October 23,
               1997 and filed with the Commission on October 29, 1997).
 5.1      --   Opinion of King & Spalding regarding the legality of the
               securities being registered.
 8.1      --   Opinion of King & Spalding regarding certain tax matters.
23.1      --   Consent of King & Spalding (included as part of its opinions filed as Exhibits 5.1 and 8.1).
23.2      --   Consent of Coopers & Lybrand LLP.
23.3      --   Consents of KPMG Peat Marwick LLP.
23.4      --   Consent of Arthur Andersen LLP.
23.5      --   Consent of Ciulla, Smith & Dale, LLP.
23.6      --   Consent of KPMG Deutsche Treuhand -- Gesellschaft AG.
23.7      --   Consent of KPMG Accountants N.V.
23.8      --   Consent of BT Alex. Brown Incorporated.

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                                 DESCRIPTION                               PAGE
-------                                -----------                           ------------

23.9     --   Consent of Hambrecht & Quist LLC.
23.10    --   Consent of David Hildes.
23.11    --   Consent of Moret Ernst & Young Accountants.
24.1     --   Power of Attorney (included on page II-4).
99.1     --   Form of Harbinger Corporation Proxy.
99.2     --   Form of Premenos Technology Corp. Proxy.
99.3     --   Opinion of BT Alex. Brown Incorporated (attached as Annex C to the Joint Proxy Statement/Prospectus forming a part of
              this Registration Statement).
99.4     --   Opinion of Hambrecht & Quist LLC (included as Exhibit D to the Joint Proxy Statement/Prospectus forming a part of this
              Registration Statement).